    As filed with the Securities and Exchange Commission on August 8, 2002

                                                     Registration No. 333-91896

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               -----------------


                                Amendment No. 2

                                      to
                                   FORM S-3

                       REGISTRATION STATEMENT UNDER THE
                            SECURITIES ACT OF 1933

                          FIRST STATE BANCORPORATION
            (Exact Name of Registrant as Specified in its Charter)

                                  New Mexico
        (State or Other Jurisdiction of Incorporation or Organization)

                                  85-0366665
                       (IRS Employer Identification No.)

                             7900 Jefferson, N.E.
                         Albuquerque, New Mexico 87109
                                (505) 241-7500
  (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)

                              Michael R. Stanford
                     President and Chief Executive Officer
                             7900 Jefferson, N.E.
                         Albuquerque, New Mexico 87109
                                (505) 241-7500
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent For Service)

                               -----------------

                                with copies to:
            Frank Ed Bayouth                         Ronald D. West
Skadden, Arps, Slate, Meagher & Flom LLP       Kirkpatrick & Lockhart LLP
      1600 Smith Street, Suite 4400             Henry W. Oliver Building
          Houston, Texas 77002                    535 Smithfield Street
             (713) 655-5100                  Pittsburgh, Pennsylvania 15222
                                                     (412) 355-6500

   Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

   If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, check the following box. [_]

   If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (the "Securities Act"), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]

   If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [_]

                        CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------
                                                 Proposed        Proposed
           Title of                Amount        Maximum          Maximum       Amount Of
   Each Class of Securities         To Be     Offering Price     Aggregate     Registration
       to be Registered         Registered(1)  Per Unit(2)   Offering Price(2)    Fee(3)
-------------------------------------------------------------------------------------------
Common Stock, no par value.....   2,415,000       $23.50        $56,752,500       $5,222
-------------------------------------------------------------------------------------------
Common Stock purchase rights(4)      --             --              --              --
-------------------------------------------------------------------------------------------
 Total.........................   2,415,000       $23.50        $56,752,500       $5,222
-------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------

(1) Includes 315,000 shares subject to the underwriters' over-allotment option.

(2) Estimated solely for the purpose of computing the registration fee in accordance with Rule 457(c) under the Securities Act of 1933, as amended, and based on the average high and low trading prices of our common stock on the Nasdaq National Market on August 6, 2002.

(3) A registration fee of $5,345 was previously paid in connection with the original filing of the Registration Statement on July 3, 2002.
(4) Common stock purchase rights initially will trade together with the shares of our common stock. The value attributable to the rights, if any, is reflected in the market price of our common stock.

   We hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until we shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


                  SUBJECT TO COMPLETION, DATED AUGUST 8, 2002


PRELIMINARY PROSPECTUS

                       2,100,000 Shares of Common Stock

                       [FIRST STATE BANCORPORATION LOGO]

                               -----------------

   We are offering 2,100,000 shares of common stock.


   Our common stock is traded on the Nasdaq National Market under the symbol "FSNM." On August 7, 2002, the last reported sale price of our shares on the Nasdaq National Market was $23.75 per share.


   Investing in our common stock involves risks. See "Risk Factors" beginning on page 7.

                               -----------------

                                                    Per Share Total
                                                    --------- -----
             Price to the public...................     $       $
             Underwriting discounts and commissions     $       $
             Proceeds to us, before expenses.......     $       $

   This is a firm commitment underwriting. The underwriters will be granted a 30-day option to purchase up to an additional 315,000 shares of common stock to cover over-allotments, if any.

   Neither the Securities and Exchange Commission nor any other state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


   The underwriters expect to deliver the shares to purchasers on August   ,
2002.


                               -----------------

KEEFE, BRUYETTE & WOODS, INC.

                          STIFEL, NICOLAUS & COMPANY
                                 INCORPORATED

                                       D.A. DAVIDSON & CO.




                The date of this prospectus is August   , 2002

                                     [MAP]

                          FORWARD LOOKING STATEMENTS

   This prospectus and the information incorporated by reference include forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The discussions regarding our growth strategy, including the proposed acquisition of First Community Industrial Bank, and competition in the banking industry include forward-looking statements. Other forward-looking statements can be identified by the use of forward-looking words such as "believes," "expects," "may," "will," "should," "seeks," "approximately," "intends," "plans," "estimates," or "anticipates" or the negative of those words or other comparable terminology. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those in the forward-looking statements. These factors include fluctuations in interest rates, inflation, government regulations, loss of key personnel, faster or slower than anticipated growth, economic conditions, the response of competitors to our marketing strategy and competition in the geographic and business areas in which we conduct our operations. For a discussion of factors that could cause actual results to differ, please see the discussion under "Risk Factors" contained in this prospectus and in the other information contained in our publicly available SEC filings.

                                    SUMMARY

   This summary is not complete and does not contain all of the information you should consider before buying shares of our common stock in this offering. You should read the following summary with the more detailed information about us and our financial statements, including the notes to those financial statements, contained elsewhere in this prospectus and in the documents incorporated by reference in this prospectus.

                          First State Bancorporation

   We are a New Mexico-based bank holding company. We provide commercial banking services to businesses and individuals through our principal subsidiary, First State Bank of Taos. First State Bank of Taos is a New Mexico-chartered commercial bank and is a member of the Federal Reserve System. First State Bank of Taos operates a total of 21 full service branch offices in New Mexico with branch locations in Albuquerque (8), Taos (3), Santa Fe (2), Rio Rancho, Los Lunas, Bernalillo, Questa, Placitas, Moriarty, Belen and Pojoaque.

   At March 31, 2002, First State Bancorporation and First State Bank of Taos were "well capitalized" under regulatory capital guidelines. At March 31, 2002, First State Bancorporation had total assets, total deposits and total shareholders' equity of $820 million, $695 million and $59 million, respectively. On June 26, 2002, we completed the sale of approximately $25 million of trust preferred securities. Our executive offices are located at 7900 Jefferson, N.E., Albuquerque, New Mexico 87109, and our telephone number is (505) 241-7500.

                               Business Strategy

   Since our initial public offering in 1993, we have pursued an aggressive growth strategy throughout New Mexico that seeks to capitalize on our responsive customer service, our employee friendly culture, the strong community involvement of our management and employees and the disruption caused by acquisitions of banks with New Mexico operations by large financial institutions with headquarters outside of the region. We believe that, in many cases, the acquiring institutions have shifted the focus of the acquired banks away from the local businesses and governments that are at the core of our marketing efforts. We intend to continue capitalizing on this environment by expanding internally, through new branching opportunities and through select acquisitions that complement our existing operations and provide economies of scale when combined with our existing locations.

   The goals of our strategy are to:

    .   attract core deposits;

    .   develop new lending relationships while maintaining asset quality;

    .   improve efficiency; and

    .   profitably expand our franchise.

   We seek to achieve these goals by:

    .   providing customers with responsive, personal service;

    .   fostering a culture in which employees are valued and respected;

    . remaining actively involved in the communities in which we conduct business;

    . delivering to our customers a state-of-the-art array of products and services; and

    .   implementing effective marketing campaigns.

   From December 31, 1996 to December 31, 2001, the execution of our business plan has produced an increase in assets from $325 million to $828 million, an increase in deposits from $277 million to $685 million and an increase in earnings per share from $0.60 to $1.61, representing compound annual growth rates of 21%, 20% and 21%, respectively.

                Acquisition of First Community Industrial Bank

   On May 22, 2002, we entered into an agreement to acquire First Community Industrial Bank, an indirect wholly owned subsidiary of Washington Mutual, Inc., through a merger with First State Bank of Taos. First Community is a Colorado-chartered industrial bank headquartered in Denver, Colorado. It operates six branches in the Colorado front range market area, which includes the Denver metropolitan area, and three branches in the Salt Lake City and Ogden, Utah metropolitan areas. At March 31, 2002, First Community was "well capitalized" under regulatory capital guidelines and had assets of $412 million, deposits of $242 million and net loans of $356 million. A significant feature of an industrial bank's charter is the prohibition against collecting demand deposits such as checking accounts. As a result, First Community has funded itself through a combination of Federal Home Loan Bank borrowings as well as certificates of deposit. At March 31, 2002, First Community's loan portfolio included $257 million in real estate-residential loans, $95 million in real estate-nonresidential loans, $6 million in retail installment loans, and $5 million in other installment loans.

   Under the merger agreement, prior to closing, First Community may declare and pay one or more dividends in an aggregate amount not to exceed $37.5 million. At closing, we will pay, as consideration for the acquisition, approximately $67.0 million plus the amount, if any, by which $37.5 million exceeds the pre-closing dividends. We expect to pay the purchase price for our acquisition of First Community with the net proceeds from this offering and a portion of the $25 million of proceeds from our recent offering of trust preferred securities. The acquisition is subject to the satisfaction or waiver of various conditions, including, but not limited to, the receipt of regulatory approvals. See "Acquisition of First Community Industrial Bank."

   We believe that our acquisition of First Community Industrial Bank will provide us with an attractive opportunity to implement our business strategy outside of New Mexico. The Colorado and Utah markets in which First Community operates have characteristics similar to the New Mexico market. Those characteristics include local banks being acquired by large out-of-region financial institutions that tend to concentrate on the mass retail customer base and extremely large customers while reducing service levels to small to medium-sized businesses. We believe that the strategy we have employed successfully in the New Mexico market can be successfully employed in markets served by First Community Industrial Bank. The opportunities we intend to pursue include:

  . offering checking accounts to First Community's customers for the first time;

  . marketing our product array to other potential customers in First Community's marketplace, namely, the small to medium-sized businesses that have had their service disrupted as a result of the acquisition of smaller banks by larger out-of-region financial institutions; and

  . leveraging the operating platform we have built at First State Bank of Taos in order to improve the efficiency of the combined bank.

                              Recent Developments

   On June 26, 2002, we issued approximately $25 million in trust preferred securities.

   On July 19, 2002, we announced our second quarter 2002 earnings. For this period our earnings were $2.22 million or $0.44 per diluted share, compared to $1.96 million or $0.39 per diluted share for the second quarter of 2001, an increase of 13%. For the six months ended June 30, 2002, our net income was $4.33 million or $0.85 per diluted share, compared to $3.9 million or $0.77 per diluted share for the six months ended June 30, 2001, an increase of 11%. At June 30, 2002, our total assets were $883 million, loans were $605 million, and deposits were $731 million.

   On July 25, 2002, we received approval from the Federal Reserve Bank of Kansas City for our acquisition of First Community Industrial Bank. Prior to that, we received approvals from the State of New Mexico Financial Institutions Division, the Colorado Division of Banking and the Utah Department of Financial Institutions.

   For more detailed discussions of these recent events, please see our current reports filed with the Securities and Exchange Commission on Forms 8-K dated June 26, 2002, July 19, 2002 and July 25, 2002, which are incorporated by reference in this prospectus. See "Where You Can Find More Information."

                                 The Offering

             Common stock offered...... 2,100,000 shares.

             Offering price per share
               of common stock......... $

             Shares of common stock to
               be outstanding after
               the offering............ 6,989,395 shares.

             Use of proceeds........... The net proceeds from
                                        this offering will be
                                        used to pay a portion of
                                        the purchase price for
                                        the acquisition of First
                                        Community Industrial
                                        Bank. If that acquisition
                                        is not completed for any
                                        reason, we will use the
                                        net proceeds for working
                                        capital and other general
                                        corporate purposes, which
                                        may include other
                                        acquisitions that we have
                                        not yet identified.

             Nasdaq National Market
               trading symbol.......... FSNM

   The number of shares to be offered by us excludes the issuance of 315,000 shares of common stock that we may issue if the underwriters exercise the over-allotment option that we will be granting to them. See "Underwriting." The number of shares to be outstanding after this offering excludes 489,521 shares issuable upon exercise of outstanding employee and director stock options.

                                 Risk Factors

   Investing in our common stock involves risks. You should carefully consider the information under "Risk Factors" beginning on page 7 of this prospectus as well as other information included or incorporated by reference in this prospectus.

    Summary Historical Financial Information of First State Bancorporation

   The summary financial information in the table below as of and for the years ended December 31, 2001, 2000 and 1999 is derived from our audited consolidated financial statements incorporated by reference in this prospectus. The summary financial information as of and for the three months ended March 31, 2002 and 2001 comes from our unaudited financial statements incorporated by reference in this prospectus. Such interim statements include all adjustments that are, in the opinion of our management, necessary to present fairly our financial information as of and for the interim periods presented. Results for past periods are not necessarily indicative of results that may be expected for any future period.

                                                          At or for the
                                                          Three Months
                                                              Ended
                                                            March 31,           At or for the Years
                                                           (unaudited)          Ended December 31,
                                                       ------------------  ----------------------------
                                                         2002      2001      2001      2000      1999
                                                       --------  --------  --------  --------  --------
                                                         (dollars in thousands, except per share data)
Consolidated Statements of Operations Data:
   Interest income.................................... $ 13,354  $ 13,827  $ 55,713  $ 52,152  $ 43,146
   Interest expense...................................    3,917     5,571    20,478    20,198    14,686
                                                       --------  --------  --------  --------  --------
   Net interest income before provision for loan
     and lease losses.................................    9,437     8,256    35,235    31,954    28,460
   Provision for loan and lease losses................      669       505     2,386     2,475     3,075
                                                       --------  --------  --------  --------  --------
   Net interest income................................    8,768     7,751    32,849    29,479    25,385
   Non-interest income................................    2,857     1,991     9,414     7,782     5,875
   Non-interest expenses..............................    8,259     6,739    29,600    26,180    23,208
                                                       --------  --------  --------  --------  --------
   Income before income taxes.........................    3,366     3,003    12,663    11,081     8,052
   Income tax expense.................................    1,279     1,068     4,521     3,849     2,845
                                                       --------  --------  --------  --------  --------
   Net income......................................... $  2,087  $  1,935  $  8,142  $  7,232  $  5,207
                                                       ========  ========  ========  ========  ========
   Basic earnings per share........................... $   0.43  $   0.40  $   1.66  $   1.48  $   1.04
   Diluted earnings per share......................... $   0.41  $   0.38  $   1.61  $   1.45  $   1.01
Consolidated Balance Sheets Data:
   Loans, net of unearned interest.................... $564,594  $468,193  $548,722  $460,084  $428,638
   Total assets.......................................  819,625   664,441   827,921   652,729   566,884
   Total deposits.....................................  695,027   549,609   685,022   528,408   463,536
   Total stockholders' equity.........................   59,151    53,502    58,345    51,318    44,427
Other Data:
   Dividends per common share......................... $   0.09  $   0.07  $   0.34  $   0.27  $   0.23
   Dividends payout ratio.............................    21.25%    17.72%    20.47%    17.91%    22.29%
   Book value per share............................... $  12.11  $  10.94  $  11.94  $  10.49  $   9.01
   Tangible book value per share...................... $  12.04  $  10.85  $  11.87  $  10.39  $   8.90
   Stockholders' equity to assets at period end.......     7.22%     8.05%     7.05%     7.86%     7.84%
   Tangible stockholders' equity to assets at period
     end..............................................     7.17%     7.99%     7.00%     7.79%     7.74%
   Return on average assets...........................     1.03%     1.23%     1.13%     1.21%     0.97%
   Return on average equity...........................    14.16%    14.91%    14.64%    15.23%    11.71%
   Net interest margin................................     4.99%     5.58%     5.24%     5.73%     5.76%
   Non-performing assets to total assets..............     0.27%     0.44%     0.33%     0.61%     0.83%
   Allowance for loan and lease losses to total loans
     and leases.......................................     1.31%     1.38%     1.31%     1.37%     1.26%
   Net charge-offs to average loans and leases........     0.09%     0.08%     0.30%     0.37%     0.40%
   Non-performing loans and leases to total loans
     and leases.......................................     0.25%     0.21%     0.45%     0.42%     0.66%
   Allowance for loan and lease losses to non-
     performing loans and leases......................      533%      659%      290%      325%      192%

  Summary Historical Financial Information of First Community Industrial Bank

   The summary financial information in the table below as of and for the years ended December 31, 2001, 2000 and 1999 is derived from First Community Industrial Bank's audited financial statements contained elsewhere in this prospectus. The summary financial information as of and for the three months ended March 31, 2002 and 2001 comes from First Community Industrial Bank's unaudited financial statements contained elsewhere in this prospectus. Such interim statements include all adjustments that are, in the opinion of First Community Industrial Bank's management, necessary to present fairly the financial information of First Community Industrial Bank as of and for the interim periods presented. Results for past periods are not necessarily indicative of results that may be expected for any future period.

                                                        At or for the
                                                        Three Months
                                                            Ended
                                                          March 31,           At or for the Years
                                                         (unaudited)          Ended December 31,
                                                     ------------------  ----------------------------
                                                       2002      2001      2001      2000      1999
                                                     --------  --------  --------  --------  --------
                                                       (dollars in thousands, except per share data)
Statements of Operations Data:
   Interest income.................................. $  8,683  $ 10,543  $ 40,291  $ 41,113  $ 34,679
   Interest expense.................................    3,966     5,396    19,396    21,113    15,976
                                                     --------  --------  --------  --------  --------
   Net interest income before provision for loan
     losses.........................................    4,717     5,147    20,895    20,000    18,703
   Provision for loan losses........................      346       252     1,124      (717)     (200)
                                                     --------  --------  --------  --------  --------
   Net interest income..............................    4,371     4,895    19,771    20,717    18,903
   Non-interest income..............................       13        12        92       163       242
   Non-interest expenses............................    1,839     1,992     7,936     8,494     7,488
                                                     --------  --------  --------  --------  --------
   Income before income taxes.......................    2,545     2,915    11,927    12,386    11,657
   Income taxes.....................................      973     1,116     4,562     4,737     4,459
                                                     --------  --------  --------  --------  --------
   Net income....................................... $  1,572  $  1,799  $  7,365  $  7,649  $  7,198
                                                     ========  ========  ========  ========  ========
   Basic earnings from continuing operations per
     share.......................................... $   2.64  $   3.03  $  12.39  $  12.87  $  12.11
   Diluted earnings from continuing operations per
     share.......................................... $   2.64  $   3.03  $  12.39  $  12.87  $  12.11
Balance Sheets Data:
   Loans, net of unearned interest and fees......... $358,972  $375,342  $368,885  $382,523  $369,778
   Total assets.....................................  412,292   423,588   416,671   424,342   406,755
   Total deposits...................................  241,999   202,737   237,221   190,973   191,041
   Total stockholders' equity.......................   65,147    71,909    63,745    69,943    64,175
Other Data:
   Dividends per common share....................... $     --  $     --  $  23.46  $   3.60  $   4.12
   Dividends payout ratio...........................        0%        0%   189.37%    28.00%    34.05%
   Book value per share............................. $ 109.59  $ 120.97  $ 107.23  $ 117.66  $ 107.96
   Tangible book value per share....................   109.59    120.97    107.23    117.66    107.96
   Stockholders' equity to assets at period end.....    15.80%    16.98%    15.30%    16.48%    15.78%
   Tangible stockholders' equity to assets at
     period end.....................................    15.80%    16.98%    15.30%    16.48%    15.78%
   Return on average assets.........................     1.55%     1.71%     1.75%     1.83%     1.97%
   Return on average equity.........................     9.89%    10.27%    10.85%    11.40%    11.57%
   Net interest margin..............................     4.67%     4.91%     5.00%     4.80%     5.12%
   Non-performing assets to total assets............     2.05%     1.03%     1.62%     0.66%     0.60%
   Allowance for loan losses to total loans (net of
     unearned interest and fees)....................     0.88%     0.85%     0.86%     0.83%     1.37%
   Net charge-offs to average loans.................     0.10%     0.07%     0.30%     0.31%     0.21%
   Non-performing loans to total loans (net of
     unearned interest and fees)....................     1.63%     0.92%     1.49%     0.57%     0.55%
   Allowance for loan losses to non-performing
     loans..........................................       54%       92%       58%      146%      248%

                    Summary Pro Forma Financial Information

   The summary pro forma financial information set forth below gives effect to the following transactions as if they had occurred on January 1, 2001, in the case of statements of operations data, and March 31, 2002, in the case of balance sheet data:

   . our proposed acquisition of First Community Industrial Bank;


   . the sale of 2,100,000 shares of common stock in this offering and the application of $47 million of net proceeds from such sale; and


   . the sale of $25 million of trust preferred securities.

   The pro forma financial information does not purport to be indicative of the operating results or financial position that would have actually occurred or existed if the transactions had occurred on the dates indicated, nor is it indicative of our future operating results or our financial position. The pro forma adjustments are based on the information and assumptions available at the date of this prospectus. This summary information should be read in conjunction with the unaudited pro forma combined condensed financial information contained in this prospectus.


                                                           For the
                                                         Three Months     For the
                                                            Ended        Year Ended
                                                          March 31,     December 31,
                                                             2002           2001
                                                         ------------   ------------
                                                         (dollars in thousands, except
                                                              per share data)
Consolidated Statements of Operations Data:
   Interest income......................................   $21,436        $93,260
   Interest expense.....................................     7,679         39,080
                                                           -------        -------
   Net interest income before provision for loan losses.    13,757         54,180
   Provision for loan losses............................     1,015          3,510
                                                           -------        -------
   Net interest income..................................    12,742         50,670
   Non-interest income..................................     2,870          9,506
   Non-interest expenses................................    10,207         37,973
                                                           -------        -------
   Income before income taxes...........................     5,405         22,203
   Income tax expense...................................     2,073          8,217
                                                           -------        -------
   Net income...........................................   $ 3,332        $13,986
                                                           =======        =======
   Basic earnings per share.............................   $  0.48        $  2.00
   Diluted earnings per share...........................   $  0.46        $  1.96



                                                        At
                                                     March 31,
                                                       2002
                                                     ----------
                 Consolidated Balance Sheet Data:
                    Loans, net of unearned interest. $  925,523
                    Total assets....................  1,244,054
                    Total deposits..................    941,095
                    Total stockholders' equity......    106,151

                                 RISK FACTORS

   You should carefully consider the following risks as well as the other information contained elsewhere or incorporated by reference in this prospectus before buying our common stock in this offering.

Our profitability depends significantly on local and overall economic conditions.

   Our success is dependent to a significant extent upon local economic conditions in the communities we serve and the general economic conditions in the United States. The economic conditions, including real estate values, in these areas and throughout the United States have a significant impact on loan demand, the ability of borrowers to repay these loans and the value of the collateral securing these loans. A decline in economic conditions, including a decline in real estate values, over a prolonged period of time in any of these areas could cause significant increases in nonperforming assets, which could cause decreased operating results, liquidity and capital.

The operations of First Community will expose us to the risks of economic conditions in Colorado and Utah.

   We have operations in the Albuquerque metropolitan area and in Santa Fe and Taos counties. First Community Industrial Bank has operations in the Colorado front range market area, which includes the Denver metropolitan area, and the Salt Lake City and Ogden, Utah metropolitan areas. First Community's primary markets are subject to economic conditions which may differ from the economic conditions existing within the Albuquerque metropolitan area and in Santa Fe and Taos counties with which we are familiar.

Our small to medium-sized business customers may have fewer financial resources with which to weather a downturn in the economy.

   One of the primary focal points of our business development and marketing strategy is serving the banking and financial services needs of small to medium-sized businesses. At March 31, 2002, our loan portfolio consisted of:

  .   $90 million of commercial loans;

  .   $96 million of real estate construction loans;

  .   $350 million of commercial real estate loans;

  .   $25 million of consumer loans; and

  .   $3 million of mortgage loans available for sale.

   Small to medium-sized businesses generally have fewer financial resources in terms of capital or borrowing capacity than larger entities. If general economic conditions become unfavorable in New Mexico, Colorado or Utah, the businesses of our customers and their ability to repay outstanding loans may be negatively affected. As a consequence, our results of operations and financial condition may be adversely affected.

We may have difficulty integrating our operations with those of First Community.

   Our proposed acquisition of First Community Industrial Bank is the largest acquisition we have undertaken. We may not be able to integrate our operations with those of First Community without encountering difficulties. Some of these difficulties could include:

  .   the loss of key employees and customers of either bank;

  .   the disruption of the two banks' respective ongoing businesses; and

  . inconsistencies in the two banks' standards, controls, procedures and policies.

   In addition, the composition of First Community's current loan portfolio is significantly different than ours. First Community's portfolio contains a much higher percentage of mortgage loans to individuals than does our portfolio. We do not have the same experience and expertise in servicing these types of customers and loans. As a result, the successful integration of our operations with those of First Community may depend on how well we assimilate First Community's employees with our own.

   Our ability to realize enhanced earnings from the merger will depend on our ability to attract checking accounts, successfully consolidate operations, systems and procedures, eliminate redundancies, improve efficiency and realize cross-marketing opportunities. However, enhanced earnings may not result from the merger.

Fluctuations in interest rates could reduce our profitability.

   Our earnings depend to a significant extent on interest rate differentials. Interest rate differentials are the difference between the income we receive from loans, securities and other interest-earning assets, and the interest we pay to obtain deposits and other liabilities. These rates are highly sensitive to many factors that are beyond our control, including general economic conditions and the policies of various governmental and regulatory authorities. In particular, changes in the discount rate by the Board of Governors of the Federal Reserve System usually lead to changes in interest rates, which affect our interest income, interest expense and securities portfolio.

   In addition, our net income is affected by our interest rate sensitivity. Interest rate sensitivity is the difference between our interest-earning assets and our interest-bearing liabilities maturing or repricing within a given time period. Interest rate sensitivity is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. As of March 31, 2002, our interest sensitivity was positive. As a result, if a decrease in rates occurs, our results of operations and financial condition may be adversely affected.

We operate in a highly regulated environment; changes in federal and state laws and regulations and accounting principles may adversely affect us.

   We are a bank holding company. Bank holding companies and their depository institution subsidiaries operate in a highly regulated environment, subject to extensive supervision and examination by federal and state bank regulatory agencies. We are subject to changes in federal and state law, as well as changes in regulation and governmental policies, income tax law and accounting principles. Any change in applicable regulations, or federal or state legislation or in accounting principles could have a significant impact on us and our results of operations. Additional legislation or regulations may be enacted or adopted in the future that could significantly affect our powers, authority and operations. If new legislation, regulations or accounting principles are enacted or adopted, our results of operations and financial condition may be adversely affected.

   In particular, we are subject to the Bank Holding Company Act of 1956, as amended, and to regulation and supervision by the Federal Reserve Board. First State Bank of Taos, as a state member bank of the Federal Reserve System, is subject to regulation and supervision by the Federal Reserve Board and the New Mexico Financial Institutions Division of the Regulation and Licensing Department and, because its deposits are insured, by the Federal Deposit Insurance Corporation. After the acquisition of First Community Industrial Bank, our operations in Colorado and Utah may also be subject to regulation and supervision by the Banking Board of the State of Colorado and the Utah Department of Financial Institutions, respectively. Regulators have significant discretion and power to prevent or remedy unsafe or unsound practices or violations of laws by banks and bank holding companies in the performance of the regulators' supervisory and enforcement duties. If regulators exercise these powers, our results of operations and financial condition may be adversely affected.

Banking regulations may restrict our ability to pay dividends.

   Although we hold all of the outstanding capital stock of First State Bank of Taos, we are a legal entity separate and distinct from First State Bank of Taos. Our ability to pay dividends on our common stock will depend primarily on the ability of First State Bank of Taos to pay dividends to us. The bank's ability to pay dividends and make other capital distributions to us is governed by federal and state law. Federal and state regulatory limitations on the bank's dividends generally are based on the bank's capital levels and current and retained earnings. The earnings of the bank may not be sufficient to make capital distributions to us in an amount sufficient for us to service our obligations or to pay dividends on our common stock.

   First State Bank of Taos is prohibited under federal law from paying any dividend that would cause it to become "undercapitalized." As of March 31, 2002, First State Bank of Taos met the capital requirements of a "well capitalized" institution under applicable Federal Reserve Board regulations. We cannot assure you that the bank will remain "well capitalized."

   It is the policy of the Federal Reserve Board that bank holding companies should pay cash dividends on common stock only out of income available over the past year and only if prospective earnings retention is consistent with the organization's expected future needs and financial condition. Federal Reserve Board policy also provides that bank holding companies should not maintain such a level of cash dividends that would undermine the bank holding company's ability to provide financial resources as needed to its insured banking subsidiaries. Additionally, the Federal Reserve Board has the right to object to a distribution on safety and soundness grounds. Depending upon the circumstances, the Federal Reserve Board could take the position that paying a dividend would constitute an unsafe or unsound banking practice.

The terms of our trust preferred securities may restrict our ability to pay dividends.

   If we suspend payments on our trust preferred securities we will not be able to pay dividends to holders of our common stock. The terms of the trust preferred securities that we issued on December 18, 2001 and June 26, 2002, allow us to suspend payments of interest, at our option, for up to 20 consecutive quarterly periods. Similar provisions will exist in any future offerings of trust preferred securities. However, if we exercise our option to suspend those payments, we will be prohibited from paying any dividends on any class of capital stock for as long as the trust preferred interest payments remain suspended. We are currently paying interest on our trust preferred securities and have no plans to suspend those payments. However, we cannot assure you that we will not suspend payments in the future.

Defaults in the repayment of loans may negatively affect our business.

   Defaults in the repayment of loans by our customers may negatively affect our business. A borrower's default on its obligations under one or more of our loans may result in lost principal and interest income and increased operating expenses as a result of the allocation of management time and resources to the collection and work-out of the loan. In certain situations, where collection efforts are unsuccessful or acceptable work-out arrangements cannot be reached, we may have to write-off the loan in whole or in part. In these situations, we may acquire real estate or other assets, if any, which secure the loan through foreclosure or other similar available remedies. In these cases, the amount owed under the defaulted loan often exceeds the value of the assets acquired. We periodically make a determination of an allowance for loan losses based on available information, including the quality of our loan portfolio, economic conditions, the value of the underlying collateral and the level of our non-accruing loans. Provisions for this allowance result in an expense for the period. If, as a result of general economic conditions or an increase in defaulted loans, we determine that additional increases in the allowance for loan losses are necessary, we may incur additional expenses. In addition, bank regulatory agencies periodically review our allowances for loan losses and the values we attribute to real estate acquired through foreclosure or other similar remedies. These regulatory agencies may require us to adjust our determination of the value for these items. If we are required to adjust our allowances for loan losses, our results of operations and financial condition may be adversely affected.

Competition with other financial institutions could adversely affect our profitability.

   The banking business is highly competitive, and our profitability depends upon our ability to compete in our market areas. We compete with other commercial and savings banks and savings and loan associations. We also compete with credit unions, finance companies, mutual funds, insurance companies, brokerage and investment banking firms, asset-based non-bank lenders and governmental organizations that may offer subsidized financing at lower rates than those we offer. Many of our competitors have significantly greater financial and other resources than we do. Although we have been able to compete effectively in the past, we may not be able to compete effectively in the future.

Environmental liability associated with commercial lending could result in losses.

   In the course of our business, we may acquire through foreclosure properties securing loans that are in default. Particularly in commercial real estate lending, there is a risk that hazardous substances could be discovered on these properties. In this event, we might be required to remove these substances from the affected properties at our sole cost and expense. The cost of this removal could substantially exceed the value of the affected properties. We may not have adequate remedies against the prior owner or other responsible parties, and could find it difficult or impossible to sell the affected properties. If we experience these difficulties, our results of operations and financial condition may be adversely affected.

We are dependent on key personnel.

   Our success has been and continues to be largely dependent on the services of Michael R. Stanford, our President and Chief Executive Officer, H. Patrick Dee, our Executive Vice President and Chief Operating Officer, Brian C. Reinhardt, our Executive Vice President and Chief Financial Officer, and other members of management who have significant relationships with our customers. Following the consummation of the merger, our continued success will depend, to a significant extent, on the continued service of members of the existing management of First Community Industrial Bank. The prolonged unavailability or the unexpected loss of any of these officers could have an adverse effect on our growth and profitability.

Our Shareholder Protection Rights Agreement and provisions in our Restated Articles of Incorporation, our Bylaws and New Mexico law may delay or prevent an acquisition of us by a third party.

   Our Board of Directors has implemented a Shareholder Protection Rights Agreement. The rights have certain anti-takeover effects. The overall effect of the rights agreement may be to render more difficult or to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our shares and the removal of incumbent directors and key management even if such removal would be beneficial to shareholders generally. If triggered, the rights will cause substantial dilution to a person or group that attempts to acquire us without approval of our Board of Directors, and under certain circumstances, the rights beneficially owned by the person or group may become void. The rights agreement also may have the effect of limiting shareholder participation in certain transactions such as mergers or tender offers, whether or not such transactions are favored by incumbent directors and key management. In addition, our executive officers may be more likely to retain their positions with us as a result of the rights agreement, even if their removal would be beneficial to shareholders generally.

   Our Restated Articles of Incorporation, our Bylaws and New Mexico law contain provisions that make it more difficult for a third party to acquire us without the consent of our Board of Directors. These provisions also could discourage proxy contests and may make it more difficult for you and other shareholders to elect your own representatives as directors and take other corporate actions.

   Our Restated Articles of Incorporation do not permit cumulative voting of shareholders in the election of directors. As a result, the holders of a majority of our outstanding shares control the election of all our directors. We also have a staggered board, which means that only one-third of our board can be replaced by shareholders at any annual meeting. Directors may not be removed without cause except with the affirmative vote of at least two-thirds of our shareholders.

   Our Restated Articles of Incorporation also prohibit business combinations with a person who acquires 10% or more of any class of our equity securities, including our common stock, unless the acquiror receives prior approval for the business combination from at least 66.6% of the votes entitled to vote at a meeting of our shareholders held to vote on the proposed business combination. This provision in our Restated Articles of Incorporation is in addition to the limitations that New Mexico law provides that may discourage potential acquirors from purchasing shares of our common stock. Under New Mexico law, our directors may consider the interest of persons other than our shareholders when faced with unsolicited offers for control of us. For example, our directors may consider the interest of our employees, suppliers, creditors, the communities we serve and the State of New Mexico generally in evaluating any change of control offer.

   These and other provisions of New Mexico law and our governing documents may have the effect of delaying, deferring or preventing a transaction or a change in control that might be in the best interest of our shareholders.

Although our common stock is listed on the Nasdaq National Market, the volume of trading in our common stock has been relatively light and, as a result, shareholders may not be able to quickly and easily sell their common stock.

   Although our common stock is listed for trading on the Nasdaq National Market and a number of brokers offer to make a market in the common stock on a regular basis, trading volume to date has been limited, averaging approximately 11,400 shares per day over the past three months, and we cannot assure you that an active and liquid market for our common stock will develop. As a result, shareholders may find it difficult to sell a significant number of shares at the then prevailing market price. Although we believe that the issuance of additional shares as a result of this offering will improve the liquidity of the market for our common stock, the offering may not result in an increase in the volume of trading in our common stock.

If we do not complete the acquisition of First Community Industrial Bank, our management will have broad discretion over the use of proceeds from this offering and investors will not have the opportunity to evaluate information concerning the application of those proceeds.

   We intend to use the proceeds from this offering to pay a portion of the purchase price for our acquisition of First Community Industrial Bank. If we do not complete that acquisition, we will use the net proceeds for working capital and other general corporate purposes, which may include other acquisitions that we have not yet identified. Our management will retain broad discretion as to the use and allocation of the net proceeds from this offering in the event that we do not acquire First Community Industrial Bank. As a result, our investors will not have the opportunity to evaluate the economic, financial and other relevant information that we may consider in the application of the net proceeds from this offering.

                                USE OF PROCEEDS


   The net proceeds to us from the sale of the 2,100,000 shares of common stock
in this offering are estimated to be approximately $   million ($   million if
the underwriters' over-allotment option is exercised in full), after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use all of the net proceeds from this offering, together with a portion of the net proceeds from our recent offering of trust preferred securities, to pay the purchase price for the First Community acquisition and the fees and expenses related to that acquisition. Pending the use of the net proceeds of this offering for that purpose, we intend to invest them in short-term, interest-bearing investments.


   If the First Community acquisition is not consummated, we intend to use the net proceeds from this offering for working capital and other general corporate purposes, which may include other acquisitions that we have not yet identified.

               PRICE RANGE OF AND DIVIDENDS ON OUR COMMON STOCK

   Our common stock is traded on the Nasdaq National Market under the symbol "FSNM." Our common stock commenced trading on November 3, 1993. The following table sets forth, for the periods indicated, the high and low closing prices per share of, and cash dividends paid on, our common stock.



                                                                Dividends
                                                                paid per
                                                   High   Low     share
       2000
          First Quarter.......................... $13.88 $ 9.75   $0.06
          Second Quarter.........................  13.88  10.25    0.07
          Third Quarter..........................  14.50  10.81    0.07
          Fourth Quarter.........................  13.98  10.75    0.07

       2001
          First Quarter.......................... $16.00 $13.25   $0.07
          Second Quarter.........................  19.45  14.06    0.09
          Third Quarter..........................  19.40  17.15    0.09
          Fourth Quarter.........................  21.49  17.70    0.09

       2002
          First Quarter.......................... $23.85 $20.05   $0.09
          Second Quarter......................... $27.80 $22.85   $0.10
          Third Quarter (through August 7, 2002). $26.00 $18.51      --



   On August 7, 2002 we had approximately 110 shareholders of record.


   Our executive officers and directors collectively own approximately 14.94% of our outstanding common stock.

   Our Board of Directors determines the declaration and payment of cash dividends in light of our earnings, capital requirements, financial condition, regulatory requirements and other relevant factors. Our ability to pay cash dividends depends on the amount of cash dividends paid to us by First State Bank of Taos and our capital position. Capital distributions, including dividends, by First State Bank of Taos are subject to federal and state regulatory restrictions tied to its earnings and capital. See "Risk Factors--Banking regulations may restrict our ability to pay dividends." If we exercise our option to suspend payments on our trust preferred securities, we will be prohibited from paying any dividends on any class of capital stock for as long as the trust preferred interest payments remain suspended. See "Risk Factors--The terms of our trust preferred securities may restrict our ability to pay dividends."

                                CAPITALIZATION

   The following table shows our capitalization on a consolidated basis at March 31, 2002. Our capitalization is presented:

  .   on an actual basis; and

  .   on a pro forma basis to reflect


     . the sale of 2,100,000 shares of our common stock in this offering and the application of $47 million of net proceeds from such sale,


     .   our recent sale of $25 million of trust preferred securities, and

     .   our proposed acquisition of First Community Industrial Bank.

   You should read the information in this table together with our consolidated financial statements and the related notes incorporated by reference in this prospectus. You should also read this table together with First Community's financial statements, including the related notes, and our unaudited pro forma combined condensed financial information, including the related notes, which are contained elsewhere in this prospectus.


                                                                                      As of March 31, 2002
                                                                                     ----------------------
                                                                                       Actual      Pro forma
                                                                                     ---------    -----------
                                                                                     (dollars in thousands)
Indebtedness:
   Borrowed funds................................................................... $   1,035    $   102,250
   Trust preferred securities.......................................................     7,500         32,500
Stockholders' equity:
   Preferred stock, no par value, 1,000,000 shares authorized, no shares issued and
     outstanding....................................................................        --             --
   Common stock, no par value, 20,000,000 shares authorized (1).....................    25,625         72,625
   Retained earning.................................................................    33,735         33,735
   Accumulated other comprehensive loss (2).........................................      (209)          (209)
                                                                                     ---------    -----------
       Total stockholders' equity................................................... $  59,151    $   106,151
                                                                                     ---------    -----------
       Total capitalization......................................................... $  67,686    $   240,901
                                                                                     =========    ===========
Tier 1 risk-based capital ratio.....................................................     10.70%         10.76%
Tier 1 leverage capital ratio.......................................................      8.04%          8.05%
Total risk-based capital ratio......................................................     11.84%         11.93%

--------

(1) We had 4,884,846 shares of common stock outstanding at March 31, 2002 and an additional 2,100,000 pro forma shares outstanding at March 31, 2002 after giving effect to this offering. Neither of those numbers include 489,521 shares of common stock underlying options, which have been granted and are outstanding as of March 31, 2002, or the 315,000 shares of common stock that we may issue if the underwriters exercise the over-allotment option that we will be granting to them.

(2) Accumulated other comprehensive loss represents unrealized losses on securities available-for-sale, net of taxes.

         SELECTED FINANCIAL INFORMATION OF FIRST STATE BANCORPORATION

   The selected financial information in the table below as of and for the years ended December 31, 2001, 2000 and 1999 is derived from our audited consolidated financial statements incorporated by reference in this prospectus. The selected financial information in the table below as of and for the years ended December 31, 1998 and 1997, is derived from our audited consolidated financial statements that are not incorporated by reference in this prospectus. The selected financial information as of and for the three months ended March 31, 2002 and 2001, comes from our unaudited financial statements incorporated by reference in this prospectus. Such interim statements include all adjustments that are, in the opinion of our management, necessary to present fairly our financial information as of and for the interim periods presented. Results for past periods are not necessarily indicative of results that may be expected for any future period.

                                                           At or for the
                                                        Three Months Ended
                                                             March 31,                     At or for the Years
                                                            (unaudited)                    Ended December 31,
                                                        ------------------  ------------------------------------------------
                                                          2002      2001      2001      2000      1999      1998      1997
                                                        --------  --------  --------  --------  --------  --------  --------
                                                                    (dollars in thousands, except per share data)
Consolidated Statements of Operations Data:
   Interest income..................................... $ 13,354  $ 13,827  $ 55,713  $ 52,152  $ 43,146  $ 36,542  $ 31,765
   Interest expense....................................    3,917     5,571    20,478    20,198    14,686    13,142    12,272
                                                        --------  --------  --------  --------  --------  --------  --------
   Net interest income before provision for loan and
    lease losses.......................................    9,437     8,256    35,235    31,954    28,460    23,400    19,493
   Provision for loan and lease losses.................      669       505     2,386     2,475     3,075     2,322     1,537
                                                        --------  --------  --------  --------  --------  --------  --------
   Net interest income.................................    8,768     7,751    32,849    29,479    25,385    21,078    17,956
   Non-interest income.................................    2,857     1,991     9,414     7,782     5,875     5,053     4,474
   Non-interest expenses...............................    8,259     6,739    29,600    26,180    23,208    19,674    17,426
                                                        --------  --------  --------  --------  --------  --------  --------
   Income before income taxes..........................    3,366     3,003    12,663    11,081     8,052     6,457     5,004
   Income tax expense..................................    1,279     1,068     4,521     3,849     2,845     2,245     1,674
                                                        --------  --------  --------  --------  --------  --------  --------
   Net income.......................................... $  2,087  $  1,935  $  8,142  $  7,232  $  5,207  $  4,212  $  3,330
                                                        ========  ========  ========  ========  ========  ========  ========
   Basic earnings per share............................ $   0.43  $   0.40  $   1.66  $   1.48  $   1.04  $   0.91  $   0.90
   Diluted earnings per share.......................... $   0.41  $   0.38  $   1.61  $   1.45  $   1.01  $   0.85  $   0.81

Consolidated Balance Sheets Data:
   Total cash and cash equivalents..................... $ 45,770  $ 44,334  $ 64,891  $ 38,867  $ 22,726  $ 18,094  $ 32,000
   Total securities....................................  181,785   132,905   187,422   134,409    94,801   122,104    61,509
   Loans, net of unearned interest.....................  564,594   468,193   548,722   460,084   428,638   335,019   288,369
   Total assets........................................  819,625   664,441   827,921   652,729   566,884   493,654   401,044
   Total deposits......................................  695,027   549,609   685,022   528,408   463,536   409,021   345,591
   Trust preferred securities..........................    7,500        --     7,500        --        --        --        --
   Total stockholders' equity..........................   59,151    53,502    58,345    51,318    44,427    44,154    27,714

Other Data:
   Dividends per common share.......................... $   0.09  $   0.07  $   0.34  $   0.27  $   0.23  $   0.17  $   0.14
   Dividends payout ratio..............................    21.25%    17.72%    20.47%    17.91%    22.29%    18.76%    15.70%
   Book value per share................................ $  12.11  $  10.94  $  11.94  $  10.49  $   9.01  $   8.61  $   7.15
   Tangible book value per share....................... $  12.04  $  10.85  $  11.87  $  10.39  $   8.90  $   8.48  $   6.93
   Stockholders' equity to assets at period end........     7.22%     8.05%     7.05%     7.86%     7.84%     8.94%     6.91%
   Tangible stockholders' equity to assets at period
    end................................................     7.17%     7.99%     7.00%     7.79%     7.74%     8.81%     6.72%
   Return on average assets............................     1.03%     1.23%     1.13%     1.21%     0.97%     0.98%     0.92%
   Return on average equity............................    14.16%    14.91%    14.64%    15.23%    11.71%    11.29%    13.49%
   Net interest margin.................................     4.99%     5.58%     5.24%     5.73%     5.76%     5.97%     5.96%
   Non-performing assets to total assets...............     0.27%     0.44%     0.33%     0.61%     0.83%     1.49%     1.14%
   Allowance for loan and lease losses to total loans
    and leases.........................................     1.31%     1.38%     1.31%     1.37%     1.26%     1.16%     1.14%
   Net charge-offs to average loans and leases.........     0.09%     0.08%     0.30%     0.37%     0.40%     0.56%     0.28%
   Non-performing loans and leases to total loans
    and leases.........................................     0.25%     0.21%     0.45%     0.42%     0.66%     1.98%     1.12%
   Allowance for loan and lease losses to non-
    performing loans and leases........................      533%      659%      290%      325%      192%       58%      102%

Goodwill--Adoption of Statement of Financial Accounting Standards No. 142

   We adopted Statement of Financial Accounting Standards No. 142 ("SFAS No. 142"), Goodwill and Other Intangible Assets, as of January 1, 2002 and we no longer amortize goodwill. As of the date of adoption, we had unamortized goodwill in the amount of $360,852, which was subject to the transition provisions of SFAS No. 142. We have determined there is no transitional impairment loss at January 1, 2002. There was no amortization expense for the three months ended March 31, 2002. Amortization expense amounted to $26,051 for the quarter ended March 31, 2001 and $104,206 for each of the years ended December 31, 2001, 2000, 1999, 1998 and 1997. Our reported net income and adjusted net income excluding the effects of goodwill amortization would have been:

                                  For the
                               Three Months
                               Ended March 31,
                                (unaudited)     For the Years Ended December 31,
                               --------------- ----------------------------------
                                2002    2001    2001   2000   1999   1998   1997
                               ------  ------  ------ ------ ------ ------ ------
                                (dollars in thousands, except per share data)
Reported net income........... $2,087  $1,935  $8,142 $7,232 $5,207 $4,212 $3,330
Addback: Goodwill amortization     --      26     104    104    104    104    104
                               ------  ------  ------ ------ ------ ------ ------
Adjusted net income........... $2,087  $1,961  $8,246 $7,336 $5,311 $4,316 $3,434
                               ======  ======  ====== ====== ====== ====== ======

Basic earnings per share:
   Reported net income........ $ 0.43  $ 0.40  $ 1.66 $ 1.48 $ 1.04 $ 0.91 $ 0.90
   Goodwill amortization......     --    0.01    0.02   0.02   0.02   0.02   0.03
                               ------  ------  ------ ------ ------ ------ ------
   Adjusted net income........ $ 0.43  $ 0.41  $ 1.68 $ 1.50 $ 1.06 $ 0.93 $ 0.93
                               ======  ======  ====== ====== ====== ====== ======

Diluted earnings per share:
   Reported net income........ $ 0.41  $ 0.38  $ 1.61 $ 1.45 $ 1.01 $ 0.85 $ 0.81
   Goodwill amortization......     --    0.01    0.02   0.02   0.02   0.02   0.02
                               ------  ------  ------ ------ ------ ------ ------
   Adjusted net income........ $ 0.41  $ 0.39  $ 1.63 $ 1.47 $ 1.03 $ 0.87 $ 0.83
                               ======  ======  ====== ====== ====== ====== ======

       SELECTED FINANCIAL INFORMATION OF FIRST COMMUNITY INDUSTRIAL BANK

   The selected financial information in the table below as of and for the years ended December 31, 2001, 2000 and 1999 is derived from First Community Industrial Bank's audited financial statements contained elsewhere in this prospectus. The selected financial information as of and for the three months ended March 31, 2002 and 2001, comes from First Community Industrial Bank's unaudited financial statements contained elsewhere in this prospectus. Such interim statements include all adjustments that are, in the opinion of First Community Industrial Bank's management, necessary to present fairly the financial information of First Community Industrial Bank as of and for the interim periods presented. Results for past periods are not necessarily indicative of results that may be expected for any future period.

                                                      At or for the Three
                                                         Months Ended
                                                           March 31,           At or for the Years
                                                          (unaudited)          Ended December 31,
                                                      ------------------  ----------------------------
                                                        2002      2001      2001      2000      1999
                                                      --------  --------  --------  --------  --------
                                                        (dollars in thousands, except per share data)
Statements of Operations Data:
   Interest income................................... $  8,683  $ 10,543  $ 40,291  $ 41,113  $ 34,679
   Interest expense..................................    3,966     5,396    19,396    21,113    15,976
                                                      --------  --------  --------  --------  --------
   Net interest income before provision for loan
     losses..........................................    4,717     5,147    20,895    20,000    18,703
   Provision for loan losses.........................      346       252     1,124      (717)     (200)
                                                      --------  --------  --------  --------  --------
   Net interest income...............................    4,371     4,895    19,771    20,717    18,903
   Non-interest income...............................       13        12        92       163       242
   Non-interest expenses.............................    1,839     1,992     7,936     8,494     7,488
                                                      --------  --------  --------  --------  --------
   Income before income taxes........................    2,545     2,915    11,927    12,386    11,657
   Income taxes......................................      973     1,116     4,562     4,737     4,459
                                                      --------  --------  --------  --------  --------
   Net income........................................ $  1,572  $  1,799  $  7,365  $  7,649  $  7,198
                                                      ========  ========  ========  ========  ========
   Basic earnings from per share..................... $   2.64  $   3.03  $  12.39  $  12.87  $  12.11
   Diluted earnings from per share................... $   2.64  $   3.03  $  12.39  $  12.87  $  12.11

Balance Sheets Data:
   Cash and cash equivalents......................... $ 12,684  $  7,866  $  6,771  $  2,141  $  3,457
   Total investments (including FHLB stock)..........   37,388    29,696    38,822    36,822    32,865
   Loans, net of unearned interest and fees..........  358,972   375,342   368,885   382,523   369,778
   Total assets......................................  412,292   423,588   416,671   424,342   406,755
   Total deposits....................................  241,999   202,737   237,221   190,973   191,041
   Total stockholders' equity........................   65,147    71,909    63,745    69,943    64,175

Other Data:
   Dividends per common share........................ $     --  $     --  $  23.46  $   3.60  $   4.12
   Dividends payout ratio............................        0%        0%   189.37%    28.00%    34.05%
   Book value per share.............................. $ 109.59  $ 120.97  $ 107.23  $ 117.66  $ 107.96
   Tangible book value per share.....................   109.59    120.97    107.23    117.66    107.96
   Stockholders' equity to assets at period end......    15.80%    16.98%    15.30%    16.48%    15.78%
   Tangible stockholders' equity to assets at period
     end.............................................    15.80%    16.98%    15.30%    16.48%    15.78%
   Return on average assets..........................     1.55%     1.71%     1.75%     1.83%     1.97%
   Return on average equity..........................     9.89%    10.27%    10.85%    11.40%    11.57%
   Net interest margin...............................     4.67%     4.91%     5.00%     4.80%     5.12%
   Non-performing assets to total assets.............     2.05%     1.03%     1.62%     0.66%     0.60%
   Allowance for loan losses to total loans (net of
     unearned interest and fees).....................     0.88%     0.85%     0.86%     0.83%     1.37%
   Net charge-offs to average loans..................     0.10%     0.07%     0.30%     0.31%     0.21%
   Non-performing loans to total loans (net of
     unearned interest and fees).....................     1.63%     0.92%     1.49%     0.57%     0.55%
   Allowance for loan losses to non-performing
     loans...........................................       54%       92%       58%      146%      248%

                          FIRST STATE BANCORPORATION
         UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION

   The following unaudited pro forma combined condensed financial information and explanatory notes are presented to show the impact of the proposed merger of First Community Industrial Bank with and into First State Bank of Taos on First State Bancorporation's historical financial position and results of operations. The proposed merger is reflected in the pro forma financial information using the purchase method of accounting.

   The Unaudited Pro Forma Combined Condensed Balance Sheet reflects the historical financial position of First State Bancorporation and First Community Industrial Bank at March 31, 2002 with pro forma adjustments based on the assumption that the merger was effective March 31, 2002. The Unaudited Pro Forma Combined Condensed Statements of Operations assume that the merger was consummated on January 1 of the earliest indicated period. The adjustments are based on information available and certain assumptions that we believe are reasonable.

   The following information should be read in conjunction with, and is qualified in its entirety by, the consolidated financial statements and accompanying notes of First State Bancorporation incorporated by reference into this prospectus and the consolidated financial statements and accompanying notes of First Community Industrial Bank contained elsewhere in this prospectus. Interim results of First State Bancorporation and First Community Industrial Bank as of and for the three months ended March 31, 2002 are not necessarily indicative of results of operations or the combined financial position that would have resulted had the merger been consummated at the beginning of the period indicated.

   The unaudited pro forma financial information is intended for informational purposes and is not necessarily indicative of the future financial position or future operating results of the combined company or of the financial position or operating results of the combined company that would have actually occurred had the merger been in effect as of the date or for the periods presented.

                          First State Bancorporation
             Unaudited Pro Forma Combined Condensed Balance Sheet


   The following unaudited pro forma combined condensed balance sheet adjusts our historical data to give effect to the sale of 2,100,000 shares of our common stock in this offering and our sale of $25 million of trust preferred securities and combines our adjusted consolidated historical balance sheet with the historical balance sheet of First Community Industrial Bank assuming the companies had been combined as of March 31, 2002, on a purchase accounting basis.



                                                                            March 31, 2002
                                               ------------------------------------------------------------------------
                                                                                                                Pro
                                                  FSB         FSB       FSB As      FCIB       Pro Forma       Forma
                                               Historical Adjustments  Adjusted  Historical   Adjustments     Combined
                                               ---------- -----------  --------  ---------- -----------      ----------
                                                                        (dollars in thousands)
                    Assets
Cash and due from banks.......................  $ 24,867    $71,250(2) $ 96,117   $  2,500   $(68,500)(4)    $   30,117
Interest-bearing bank balances................     9,297         --       9,297     12,652     (3,328)(1)(4)     18,621
Federal funds sold............................    11,605         --      11,605         --         --            11,605
Securities:
   Available for sale.........................   118,690         --     118,690     29,054    (29,054)(1)(4)    118,690
   Held to maturity...........................    60,790         --      60,790         --         --            60,790
   Federal Reserve Board and Federal Home
    Loan Bank stock...........................     2,305         --       2,305      5,866         --             8,171
Loans:
   Loans held for investment..................   564,594         --     564,594    358,972      1,957(1)(4)     925,523
      Less: allowance for loan losses.........     7,378         --       7,378      3,172         --            10,550
                                                --------    -------    --------   --------   --------        ----------
      Net loans...............................   557,216         --     557,216    355,800      1,957           914,973
Premises and equipment, net...................    14,437         --      14,437        179         --            14,616
Accrued interest receivable...................     3,942         --       3,942      2,470         --             6,412
Intangible assets.............................       361         --         361         --     41,680(3)(4)      42,041
Other assets..................................    16,115        750(2)   16,865      3,771     (2,618)(1)(4)     18,018
                                                --------    -------    --------   --------   --------        ----------
      Total assets............................  $819,625    $72,000    $891,625   $412,292   $(59,863)       $1,244,054
                                                ========    =======    ========   ========   ========        ==========
     Liabilities and Stockholders' Equity
Deposits:
   Non-interest bearing.......................  $139,928    $    --    $139,928   $     --   $     --        $  139,928
   Interest bearing...........................   555,099         --     555,099    241,999      4,069(1)(4)     801,167
                                                --------    -------    --------   --------   --------        ----------
      Total deposits..........................   695,027         --     695,027    241,999      4,069           941,095
Securities sold under agreements to repurchase    53,141         --      53,141         --         --            53,141
Borrowed funds................................     1,035         --       1,035    100,000      1,215(1)(4)     102,250
Trust preferred debt..........................     7,500     25,000(2)   32,500         --         --            32,500
Accrued interest payable......................     1,304         --       1,304      1,387         --             2,691
Other liabilities.............................     2,467         --       2,467      3,759         --             6,226
                                                --------    -------    --------   --------   --------        ----------
      Total liabilities.......................   760,474     25,000     785,474    347,145      5,284         1,137,903
Stockholders' equity
   Common stock...............................    25,625     47,000(2)   72,625     24,254    (24,254)(4)        72,625
   Retained earnings..........................    33,735         --      33,735     40,540    (40,540)(1)(4)     33,735
   Unrealized gains (losses)..................      (209)        --        (209)       353       (353)(4)          (209)
                                                --------    -------    --------   --------   --------        ----------
      Total stockholders' equity..............    59,151     47,000     106,151     65,147    (65,147)          106,151
                                                --------    -------    --------   --------   --------        ----------
      Total liabilities and stockholders'
       equity.................................  $819,625    $72,000    $891,625   $412,292   $(59,863)       $1,244,054
                                                ========    =======    ========   ========   ========        ==========



     See notes to the unaudited pro forma combined financial information.

                          First State Bancorporation
        Unaudited Pro Forma Combined Condensed Statement of Operations

   The following unaudited pro forma combined condensed statement of operations combines our consolidated historical statement of operations with that of First Community Industrial Bank assuming the companies had been combined as of January 1, 2002, on a purchase accounting basis.


                                                                  For the Three Months Ended March 31, 2002
                                                               -----------------------------------------------
                                                                  FSB        FCIB      Pro Forma    Pro Forma
                                                               Historical Historical  Adjustments   Combined
                                                               ---------- ---------- -----------    ----------
                                                                (dollars in thousands, except per share data)
Interest income:
   Interest and fees on loans................................. $   10,875   $8,201   $     (223)(5) $   18,853
   Interest and dividends on securities:
       Taxable securities.....................................      2,318      392         (308)(5)      2,402
       Non-taxable securities.................................         40       34          (34)(5)         40
                                                               ----------   ------   ----------     ----------
          Total interest and dividends on securities..........      2,358      426         (342)         2,442
       Federal funds sold and interest bearing bank
         balances.............................................        121       56          (36)(5)        141
                                                               ----------   ------   ----------     ----------
          Total interest income...............................     13,354    8,683         (601)        21,436
Interest expense:
   Interest on deposits.......................................      3,650    2,678         (277)(5)      6,051
   Short-term borrowings......................................        158       --           --            158
   Long-term borrowings.......................................        109    1,288           73(5)       1,470
                                                               ----------   ------   ----------     ----------
          Total interest expense..............................      3,917    3,966         (204)         7,679
                                                               ----------   ------   ----------     ----------
              Net interest income before provision
                for loan losses...............................      9,437    4,717         (397)        13,757
Provision for loan losses.....................................        669      346           --          1,015
                                                               ----------   ------   ----------     ----------
              Net interest income after provision
                for loan losses...............................      8,768    4,371         (397)        12,742
Non-interest income...........................................      2,857       13           --          2,870
Non-interest expenses.........................................      8,259    1,839          109(5)      10,207
                                                               ----------   ------   ----------     ----------
Income before taxes...........................................      3,366    2,545         (506)         5,405
Income tax expense............................................      1,279      973         (179)         2,073
                                                               ----------   ------   ----------     ----------
              Net income...................................... $    2,087   $1,572   $     (327)    $    3,332
                                                               ==========   ======   ==========     ==========
Average common shares outstanding, basic......................  4,884,658             2,100,000(6)   6,984,658
Average common shares outstanding, diluted....................  5,073,987             2,100,000(6)   7,173,987
Basic earnings per share...................................... $     0.43                           $     0.48
Diluted earnings per share.................................... $     0.41                           $     0.46


     See notes to the unaudited pro forma combined financial information.

                          First State Bancorporation
        Unaudited Pro Forma Combined Condensed Statement of Operations

   The following unaudited pro forma combined condensed statement of operations combine our consolidated historical statement of operations with that of First Community Industrial Bank assuming the companies had been combined as of January 1, 2001, on a purchase accounting basis.


                                                                    For the Year Ended December 31, 2001
                                                               -----------------------------------------------
                                                                  FSB        FCIB      Pro Forma    Pro Forma
                                                               Historical Historical  Adjustments   Combined
                                                               ---------- ---------- -----------    ----------
                                                                (dollars in thousands, except per share data)
Interest income:
   Interest and fees on loans................................. $   46,650  $37,753   $     (891)(5) $   83,512
   Interest and dividends on securities:
       Taxable securities.....................................      8,092    1,988       (1,461)(5)      8,619
       Non-taxable securities.................................        174      107         (107)(5)        174
                                                               ----------  -------   ----------     ----------
          Total interest and dividends on securities..........      8,266    2,095       (1,568)         8,793
       Federal funds sold and interest bearing bank
         balances.............................................        798      443         (286)(5)        955
                                                               ----------  -------   ----------     ----------
          Total interest income...............................     55,714   40,291       (2,745)        93,260
Interest expense:
   Interest on deposits.......................................     18,181   12,728       (1,107)(5)     29,802
   Short-term borrowings......................................      2,160       --           --          2,160
   Long-term borrowings.......................................        138    6,668          312(5)       7,118
                                                               ----------  -------   ----------     ----------
          Total interest expense..............................     20,479   19,396         (795)        39,080
                                                               ----------  -------   ----------     ----------
              Net interest income before provision
                for loan losses...............................     35,235   20,895       (1,950)        54,180
Provision for loan losses.....................................      2,386    1,124           --          3,510
                                                               ----------  -------   ----------     ----------
              Net interest income after provision
                for loan losses...............................     32,849   19,771       (1,950)        50,670
Non-interest income...........................................      9,414       92           --          9,506
Non-interest expenses.........................................     29,600    7,936          437(5)      37,973
                                                               ----------  -------   ----------     ----------
Income before taxes...........................................     12,663   11,927       (2,387)        22,203
Income tax expense............................................      4,521    4,562         (866)(5)      8,217
                                                               ----------  -------   ----------     ----------
              Net income...................................... $    8,142  $ 7,365   $   (1,521)    $   13,986
                                                               ==========  =======   ==========     ==========
Average common shares outstanding, basic......................  4,892,657             2,100,000(6)   6,992,657
Average common shares outstanding, diluted....................  5,049,349             2,100,000(6)   7,149,349
Basic earnings per share...................................... $     1.66                           $     2.00
Diluted earnings per share.................................... $     1.61                           $     1.96


     See notes to the unaudited pro forma combined financial information.

                          First State Bancorporation
   Notes to the Unaudited Pro Forma Combined Condensed Financial Information

Basis of Presentation

   The acquisition will be accounted for using the purchase method of accounting, and accordingly, the assets and liabilities of First Community Industrial Bank will be recorded at their respective fair values on the date the merger is completed.

   The pro forma financial information includes estimated adjustments to record certain assets and liabilities of FCIB at their respective fair values. The actual adjustments may be materially different from the unaudited pro forma adjustments presented herein.

   The final allocation of the purchase price will be determined after the merger is completed and after completion of thorough analyses to determine the fair values of First Community's tangible and identifiable intangible assets and liabilities as of the date the merger is completed. Any change in the fair value of First Community's net assets will change the amount of the purchase price allocable to goodwill. Additionally, changes to First Community's stockholders' equity, including net income, after March 31, 2002 through the date the transaction is completed, will also change the amount of goodwill recorded.

   Certain merger-related adjustments are not included in the pro forma statements of operation since they will be recorded in the combined results of operations after completion of the merger and are not indicative of what the historical results of the combined company would have been had our companies actually been combined during the periods presented.

First State Bancorporation adjustments and pro forma adjustments

   (1) The pro forma financial information for the merger is included only as of and for the three months ended March 31, 2002, and for the year ended December 31, 2001. The pro forma adjustments in the pro forma financial statements reflect a dividend payment by First Community, before the transaction is consummated, of $37.5 million.

   Additionally, the pro forma balance sheet adjustments include a sale by First Community, before the transaction is consummated, to its affiliate, Washington Mutual Finance, LLC, of $2.6 million of repossessed real estate as of March 31, 2002; $2.5 million of non-performing loans as of March 31, 2002; and an estimated net adjustment of $4 million to reflect net assets of First Community at their respective fair values.


   (2) The First State Bancorporation adjustments reflect the proposed offering of $50 million of common stock and $25 million of trust preferred securities. The cash proceeds are shown, net of $3.75 million of estimated debt and equity issuance costs. The First State Bancorporation adjustments assume the sale of the entire $50 million of common stock to be sold in this offering.

   (3) The computation of the purchase price, the allocation of the purchase price to net assets of First Community based on fair values estimated at March 31, 2002, and the resulting goodwill are presented below (in thousands). The estimated core deposits intangible is 4% of total core deposits of approximately $54.7 million.

ESTIMATED PURCHASE PRICE
Consideration for First Community common shares.....................          $67,000
ESTIMATED NET ASSETS ACQUIRED
   First Community stockholder's equity............................. $65,147
   Less dividend of capital.........................................  37,500   27,647
                                                                     -------  -------
   Excess purchase price over carrying value of net assets acquired.           39,353
Fair value adjustments:
   Loan portfolio...................................................  (4,457)
   Fixed maturity deposits..........................................   4,069
   Federal Home Loan Bank advance...................................   1,215      827
                                                                     -------  -------
Acquisition costs:
   Investment banking and professional fees.........................   1,500    1,500
                                                                     -------  -------
Estimated core deposits intangible..................................           (2,187)
                                                                              -------
Estimated goodwill..................................................          $39,493
                                                                              =======

   (4) The pro forma adjustments related to the pro forma combined condensed balance sheet at March 31, 2002, are presented below (in thousands).

                             ASSETS                                    Adjustments increase (decrease)
                                                                       ------------------------------
Cash and due from banks:
   Cash consideration paid for First Community's common shares........ $     (67,000)
   Investment banking and professional fees...........................        (1,500)  $     (68,500)
                                                                       -------------   -------------
Interest-bearing bank balances:
   Sale of repossessed real estate....................................         2,618
   Sale of non-performing loans.......................................         2,500
   Dividend of capital................................................        (8,446)         (3,328)
                                                                       -------------   -------------
Securities:
   Dividend of capital................................................                       (29,054)

Loans held for investment:
   Sale of non-performing loans.......................................        (2,500)
   Fair value adjustment..............................................         4,457           1,957
                                                                       -------------   -------------
Intangible assets:
   Goodwill...........................................................        39,493
   Core deposits intangible...........................................         2,187          41,680
                                                                       -------------   -------------
Other assets:
   Sale of repossessed real estate....................................                        (2,618)
                                                                                       -------------
                                                                                       $     (59,863)
                                                                                       =============
              LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
   Interest-bearing deposits:
       Fixed maturity deposits, fair value adjustment.................                 $       4,069
   Borrowed funds:
       Federal Home Loan Bank advance, fair value adjustment..........                         1,215
                                                                                       -------------
          Total liabilities...........................................                         5,284
                                                                                       -------------
Stockholders' equity:
   Common stock:
       Elimination of First Community's common stock..................                       (24,254)
   Retained earnings:
       Dividend of capital............................................       (37,500)
       Elimination of remaining First Community retained earnings.....        (3,040)        (40,540)
                                                                       -------------   -------------
   Unrealized gains:
       Elimination of First Community unrealized gains................                          (353)
                                                                                       -------------
          Total stockholders' equity..................................                       (65,147)
                                                                                       -------------
                                                                                       $     (59,863)
                                                                                       =============

   (5) The pro forma adjustments related to the pro forma combined condensed statements of operations for the three months ended March 31, 2002, and for the year ended December 31, 2001, are presented below (in thousands).

                                                                          Three Months Ended      Year Ended
                                                                            March 31, 2002     December 31, 2001
                                                                          Increase (Decrease) Increase (Decrease)
                                                                          ------------------- -------------------
INTEREST INCOME
   Amortization of the loan fair value adjustment over a period of 5
     years using the straight-line method................................        $(223)             $  (891)
   Elimination of securities and federal funds sold income for the
     dividend of capital.................................................         (378)              (1,854)

INTEREST EXPENSE
   Amortization of the fixed maturity deposits fair value adjustment using the straight line method over the estimated remaining
     contractual maturities(a)...........................................         (277)              (1,107)
   Long-term borrowings
       Amortization of the Federal Home Loan Bank advance fair
         value adjustment using the straight line method over the
         estimated remaining contractual maturities......................         (283)              (1,130)
       Interest on trust preferred junior subordinated debentures at
         5.59%, plus amortization of issuance costs......................          356                1,442
                                                                                 -----              -------
          Total net interest income adjustment...........................         (397)              (1,950)
                                                                                 -----              -------

(a) At March 31, 2002, First Community had a significant amount of fixed maturity deposits, which will mature before the proposed merger is expected to close. For pro forma balance sheet purposes at
    March 31, 2002, the fair value adjustment for fixed maturity deposits of $4,069 has been calculated using the fair value of all fixed maturity deposits. However, for the pro forma statement of operations, the amortization of the fair value adjustment of fixed maturity deposits for the three months ended
    March 31, 2002, and for the year ended December 31, 2001 of $277 and $1,107, respectively, does not include amortization of fixed maturity deposits which will contractually mature before the proposed merger is expected to close.

NON-INTEREST EXPENSES
   Amortization of the core deposit intangible over a period of ten
     years using the double declining balance method.....................          109                  437
                                                                                 -----              -------
          Total non-interest expenses adjustment.........................          109                  437
                                                                                 -----              -------
Decrease in income before income taxes...................................         (506)              (2,387)
Income tax expense.......................................................         (179)                (866)
                                                                                 -----              -------
Decrease in income.......................................................        $(327)             $(1,521)
                                                                                 =====              =======

   (6) The pro forma computation of basic and diluted average common shares outstanding for the three months ended March 31, 2002, and for the year ended December 31, 2001, is presented below.


                                                Three Months
                                                   Ended         Year Ended
                                               March 31, 2002 December 31, 2001
                                               -------------- -----------------
Average common shares outstanding, basic:
   Average common shares outstanding, basic...    4,884,658        4,892,657
   Shares assumed issued in this offering.....    2,100,000        2,100,000
                                                  ---------        ---------
                                                  6,984,658        6,992,657
                                                  =========        =========
Average common shares outstanding, diluted:
   Average common shares outstanding, diluted.    5,073,987        5,049,349
   Shares assumed issued in this offering.....    2,100,000        2,100,000
                                                  ---------        ---------
                                                  7,173,987        7,149,349
                                                  =========        =========

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Basis of Presentation

   The following represents management's discussion and analysis of our consolidated financial condition as of March 31, 2002 and December 31, 2001 and 2000, and our results of consolidated operations for the three months ended March 31, 2002 and 2001 and the years ended December 31, 2001, 2000 and 1999. You should read this discussion in conjunction with our consolidated financial statements and related footnotes incorporated by reference in this prospectus and the selected financial data contained elsewhere in this prospectus.

General

   For the three months ended March 31, 2002, we reported net income of $2.1 million, an increase of $152,000, or 7.8%, from $1.9 million for the same period of 2001. The increase in net income in the first three months of 2002 resulted from an increase in net interest income before provision for loan losses of $1.2 million and an increase in non-interest income of $865,812, partially offset by increases in non-interest expenses of $1.5 million and income taxes of $211,152. Our annualized return on average assets was 1.03% for the three months ended March 31, 2002, compared to 1.23% for the same period of 2001.

   For the year ended December 31, 2001, we reported net income of $8.1 million, an increase of $910,000, or 12.6%, from the $7.2 million earned in 2000. The increase in net income during 2001 was primarily due to increases in net interest income to $35.2 million in 2001 from $32.0 million in 2000, and non-interest income to $9.4 million in 2001 from $7.8 million in 2000. The increase in net interest income was due to increases in loans and investment securities made possible by our successful effort to capture additional deposit market share in 2001. During 2001, our deposits increased $157 million. The increase in net interest income was partially offset by increases in non-interest expenses to $29.6 million in 2001 from $26.2 million in 2000. The increases in net interest income and non-interest expenses resulted from our expansion strategy, which is to increase market share by capitalizing on the dislocation of customers caused by continued consolidation in the banking industry. Total assets have grown to $828 million in 2001 from $653 million in 2000. Total deposits have grown to $685 million in 2001 from $528 million in 2000.

Net Interest Income

   The primary component of earnings for most financial institutions is net interest income. Net interest income is the difference between interest income, principally from loan and investment securities portfolios, and interest expense, principally on customer deposits and borrowings. Changes in net interest income result from changes in volume, spread, and margin. Volume refers to the average dollar level of interest-earning assets and interest-bearing liabilities. Spread refers to the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities. Margin refers to net interest income divided by average interest-earning assets and is influenced by the level and relative mix of interest-earning assets and interest-bearing liabilities. During the years ended December 31, 2001, 2000 and 1999, our average interest-earning assets were $672 million, $557 million and $493 million, respectively. For the same periods, our net interest margins were 5.24%, 5.73% and 5.76%.

   For the three months ended March 31, 2002, our net interest income before the provision for loan losses increased $1.2 million to $9.4 million compared to $8.3 million for the same period of 2001. This increase was composed of a $473,000 decrease in total interest income and a $1.7 million decrease in total interest expense. The decrease in interest income was composed of an increase of $3.6 million due to increased average interest earning assets of $167.2 million, offset by $4.1 million decrease due to a 2.28% decrease in the yield on average interest earning assets. The decrease in total interest expense was composed of an increase of $1.2 million due to increased average interest-bearing liabilities of $136.3 million, offset by $2.9 million due to a 2.09% decrease in the cost of interest-bearing liabilities.

   During the years ended December 31, our net interest income increased by $3.2 million to $35.2 million, or 9.1%, in 2001 from $32.0 million in 2000, which was an increase of $3.5 million, or 12.3%, from $28.5 million in 1999. These increases were due to a $71.9 million, or 16.9%, increase in average loans to $497 million in 2001 from $426 million in 1999, a $37.6 million, or 9.7%, increase from $388 million in 1999. The increase as a result of increased average loan balances was offset by a decrease in yield on loans to 9.4% in 2001 from 10.3% in 2000. This decrease was a direct result of the Federal Reserve Bank cutting rates by 4.25%, which has a like effect on the prime rate to which a significant portion of our loans are tied.

   During 2001, the cost of interest-bearing liabilities decreased to 3.76% from 4.46% in 2000 as a result of decreasing interest rates precipitated by the Federal Reserve Bank's rate cuts. During 2000, the cost of interest-bearing liabilities increased to 4.46% from 3.70% in 1999 as a result of an increase in rates by the Federal Reserve Bank and an increase in certificates of deposit relative to other interest-bearing liabilities.

   We believe that any additional interest rate cuts by the Federal Reserve Bank would reduce our net interest margin. The extent of any reduction in net interest margin will depend on the amount and timing of any further Federal Reserve Bank reductions and our ability to manage the cost of interest-bearing liabilities given our competitive position in the markets we serve.

   The following tables set forth, for the periods indicated, information with respect to average balances of assets and liabilities, as well as the total dollar amounts of interest income from interest-earning assets and interest expense from interest-bearing liabilities, resultant yields or costs, net interest income, net interest spread, net interest margin and the ratio of our average interest-earning assets to our average interest-bearing liabilities. No tax equivalent adjustments were made and all average balances are daily average balances. Non-accruing loans have been included in the table as loans carrying a zero yield.

                                                                         Years ended December 31,
                                            ----------------------------------------------------------------------------------
                                                       2001                        2000                        1999
                                            --------------------------  --------------------------  --------------------------
                                                      Interest                    Interest                    Interest
                                                       Income  Average             Income  Average             Income  Average
                                             Average     or    Yield or  Average     or    Yield or  Average     or    Yield or
                                             Balance  Expense    Cost    Balance  Expense    Cost    Balance  Expense    Cost
                                            --------  -------- -------- --------  -------- -------- --------  -------- --------
                                                                          (Dollars in thousands)
Assets
Loans and leases:
  Commercial............................... $ 83,486  $ 7,246     8.68% $ 74,051  $ 7,353     9.93% $ 58,454  $ 5,479     9.37%
  Real estate--mortgage....................  309,606   29,057     9.39   250,665   25,011     9.98   193,897   18,278     9.43
  Real estate--construction................   78,761    7,481     9.50    67,961    7,990    11.76    58,468    6,496    11.11
  Consumer.................................   25,077    2,864    11.42    22,301    2,591    11.62    18,624    2,165    11.62
  Leases...................................       --       --       --    10,071      839     8.34    58,017    4,885     8.42
  Other....................................      555       --       --       458       --       --       418       --       --
                                            --------  -------   ------  --------  -------   ------  --------  -------   ------
    Total loans and leases.................  497,485   46,648     9.38%  425,507   43,784    10.29%  387,878   37,303     9.62%
Allowance for loan and lease losses........   (6,924)                     (5,994)                     (4,685)
Securities:
  U.S. government and mortgage-backed......  144,040    7,988     5.55   114,138    7,298     6.39    95,425    5,329     5.58
  States and political subdivisions:
   Nontaxable..............................    3,826      175     4.57     4,317      195     4.52     4,907      227     4.63
   Other...................................    2,252      104     4.62     2,146      160     7.46     1,949      109     5.59
                                            --------  -------   ------  --------  -------   ------  --------  -------   ------
    Total securities.......................  150,118    8,267     5.51%  120,601    7,653     6.35%  102,281    5,665     5.54%
Interest bearing deposits other banks......   18,756      628     3.35     6,173      397     6.43       150       10     6.67
Federal funds sold.........................    5,722      170     2.97     5,129      317     6.18     3,455      168     4.86
                                            --------  -------   ------  --------  -------   ------  --------  -------   ------
    Total interest-earning assets..........  672,081   55,713     8.29%  557,410   52,151     9.36%  493,764   43,146     8.74%
Non-interest-earning assets:
  Cash and due from banks..................   25,849                      20,904                      21,879
  Other ...................................   27,172                      26,045                      23,812
                                            --------                    --------                    --------
  Total non-interest-earning assets........   53,021                      46,949                      45,691
                                            --------                    --------                    --------
    Total assets........................... $718,178                    $598,365                    $534,770
                                            ========                    ========                    ========
Liabilities and Stockholders' Equity
Deposits:
  Interest-bearing demand accounts......... $115,773  $ 1,564     1.35% $103,371  $ 2,299     2.22% $ 92,526  $ 1,670     1.80%
  Certificates of deposit..................  264,176   14,244     5.39   206,222   11,786     5.72   166,576    8,479     5.09
  Money market savings accounts............   51,737    1,466     2.83    46,956    1,698     3.62    49,209    1,442     2.93
  Regular savings accounts.................   39,975      906     2.27    34,080      961     2.82    32,697      818     2.50
                                            --------  -------   ------  --------  -------   ------  --------  -------   ------
    Total interest-bearing deposits........  471,661   18,180     3.85%  390,629   16,744     4.29%  341,008   12,409     3.64%
Short-term borrowings......................   72,112    2,160     3.00    57,013    3,084     5.41    48,780    1,831     3.75
Long-term debt.............................    1,371      138    10.06     5,224      370     7.08     7,145      446     6.24
                                            --------  -------   ------  --------  -------   ------  --------  -------   ------
    Total interest-bearing liabilities.....  545,144   20,478     3.76%  452,866   20,198     4.46%  396,933   14,686     3.70%
Non-interest-bearing demand accounts.......  113,402                      93,499                      90,384
Other non-interest-bearing liabilities.....    4,009                       4,525                       3,007
                                            --------                    --------                    --------
    Total liabilities......................  662,555                     550,890                     490,324
Stockholders' equity.......................   55,623                      47,475                      44,446
                                            --------                    --------                    --------
Total liabilities and stockholders' equity. $718,178                    $598,365                    $534,770
                                            ========  -------           ========  -------           ========  -------
Net interest income........................           $35,235                     $31,953                     $28,460
                                                      =======                     =======                     =======
Net interest spread........................                       4.53%                       4.90%                       5.04%
Net interest margin........................                       5.24%                       5.73%                       5.76%
Ratio of average interest-earning assets to
 average interest-bearing liabilities......                     123.29%                     123.08%                     124.36%

   Loan fees of $3.9 million, $2.9 million and $2.6 million are included in interest income for the years ended December 31, 2001, 2000 and 1999, respectively.

   The following table illustrates the changes in our net interest income due to changes in volume and changes in interest rates. Changes attributable to the combined effect of volume and interest rates have been included in the changes due to volume.

                                                                    Year ended December 31,
                                                      -----------------------------------------------------
                                                       2001 vs. 2000 increase
                                                          (decrease) due to      2000 vs. 1999 increase
                                                             changes in         (decrease) due to changes in
                                                      ------------------------  ---------------------------
                                                       Volume    Rate    Total   Volume    Rate     Total
                                                      -------  -------  ------  -------   ------   -------
                                                                    (dollars in thousands)
Interest-earning assets
Loans and leases:
   Commercial........................................ $   937  $(1,044) $ (107) $ 1,462   $  412   $ 1,874
   Real estate--mortgage.............................   5,881   (1,835)  4,046    5,351    1,382     6,733
   Real estate--construction.........................   1,270   (1,779)   (509)   1,055      439     1,494
   Consumer..........................................     323      (50)    273      426       --       426
   Leases............................................    (839)      --    (839)  (4,037)      (9)   (4,046)
                                                      -------  -------  ------  -------   ------   -------
       Total loans and leases........................   7,572   (4,708)  2,864    4,257    2,224     6,481
Securities:
   U.S. government...................................   1,912   (1,222)    690    1,045      924     1,969
   States and political subdivisions
     non-taxable.....................................     (22)       2     (20)     (27)      (5)      (32)
   Other.............................................       8      (64)    (56)      11       40        51
                                                      -------  -------  ------  -------   ------   -------
       Total securities..............................   1,898   (1,284)    614    1,029      959     1,988
Interest-bearing deposits other banks................     809     (578)    231      402      (15)      387
Federal funds sold...................................      37     (184)   (147)      81       68       149
                                                      -------  -------  ------  -------   ------   -------
       Total interest-earning assets.................  10,316   (6,754)  3,562    5,769    3,236     9,005
                                                      -------  -------  ------  -------   ------   -------
Interest-bearing liabilities
Deposits:
   Interest-bearing demand accounts..................     276   (1,011)   (735)     196      433       629
   Certificates of deposit...........................   3,312     (854)  2,458    2,018    1,289     3,307
   Money market savings accounts.....................     173     (405)   (232)     (66)     322       256
   Regular savings accounts..........................     166     (221)    (55)      35      108       143
                                                      -------  -------  ------  -------   ------   -------
       Total interest-bearing deposits...............   3,927   (2,491)  1,436    2,183    2,152     4,335
   Short-term borrowings.............................     817   (1,741)   (924)     309      944     1,253
   Long-term debt....................................    (294)      62    (232)    (120)      44       (76)
                                                      -------  -------  ------  -------   ------   -------
       Total interest-bearing liabilities............   4,450   (4,170)    280    2,372    3,140     5,512
                                                      -------  -------  ------  -------   ------   -------
       Total increase (decrease) in net interest
         income...................................... $ 5,866  $(2,584) $3,282  $ 3,397   $   96   $ 3,493
                                                      =======  =======  ======  =======   ======   =======

Asset and Liability Management

   Our results of operations depend substantially on our net interest income. Like most financial institutions, our interest income and cost of funds are affected by general economic conditions and by competition in the marketplace.

   The purpose of asset and liability management is to provide stable net interest income growth by protecting our earnings from undue interest rate risk. Exposure to interest rate risk arises from volatile interest rates and changes in the balance sheet mix. We maintain an asset and liability management policy that provides guidelines for controlling exposure to interest rate risk. Our policy is to control the exposure of our earnings to changing interest rates by generally maintaining a position within a narrow range around an "earnings neutral position," which is defined as the mix of assets and liabilities that generates a net interest margin that is least affected by interest rate changes.

   The interest rate sensitivity ("GAP") is defined as the difference between interest-earning assets and interest-bearing liabilities maturing or repricing within a given time period. A GAP is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A GAP is considered negative when the amount of interest rate sensitive liabilities exceeds interest rate sensitive assets. During a period of rising interest rates, a negative GAP would tend to adversely affect net interest income, while a positive GAP would tend to result in an increase in net interest income. During a period of falling interest rates, a negative GAP would tend to result in an increase in net interest income, while a positive GAP would tend to affect net interest income adversely. While the interest rate sensitivity GAP is a useful measurement and contributes toward effective asset and liability management, it is difficult to predict the effect of changing interest rates solely on that measure. Because different types of assets and liabilities with the same or similar maturities may react differently to changes in overall market rates or conditions, changes in interest rates may affect net interest income positively or negatively even if an institution were perfectly matched in each maturity category.

   To effectively measure and manage interest rate risk, we use GAP analysis and simulation analysis to determine the impact on net interest income under various interest rate scenarios, balance sheet trends and strategies. From these analyses, interest rate risk is quantified and appropriate strategies are developed and implemented. Additionally, duration and market value sensitivity measures are utilized when they provide added value to the overall interest rate risk management process. The overall interest rate risk position and strategies are reviewed by our and First State Bank of Taos's Board of Directors on an ongoing basis.

   As of March 31, 2002, our cumulative interest rate GAP for the period up to three months was a positive $114.1 million and for the period up to one year was a positive $151.9 million. Based solely on our interest rate GAP of twelve months or less, our net income could be unfavorably impacted by a decrease in interest rates or favorably impacted by an increase in interest rates.

   During 2001, we experienced a significant increase in deposits as a result of our strategy to capture market share. As a result, our total assets increased by $175 million while our loan to deposit ratio declined to 80% at December 31, 2001 from 87% at December 31, 2000, during a period of rapidly declining interest rates. We anticipate an increase in the loan to deposit ratio, which combined with our intention to lengthen the maturities of investment securities purchased, should reduce our exposure to declining interest rates.

   The following table sets forth the estimated maturity or repricing based upon management's assumptions, and the resulting interest rate GAP of our interest-earning assets and interest-bearing liabilities at March 31, 2002. The amounts are based upon regulatory reporting formats and, therefore, may not be consistent with financial information appearing elsewhere or incorporated by reference in this prospectus that has been prepared in accordance with accounting principles generally accepted in the United States of America. The amounts could be significantly affected by external factors such as changes in prepayment assumptions, early withdrawals of deposits, and competition.

                                                            Three
                                                Less than months to                More than
                                                  three   less than One to five    five years
                                                 months   one year     years    or non-sensitive  Total
                                                --------- --------- ----------- ---------------- --------
                                                                 (dollars in thousands)
Interest-earning assets:
   Investment securities....................... $ 51,431  $ 59,657   $ 48,854      $  21,843     $181,785
   Interest-bearing deposits with banks........    9,297        --         --             --        9,297
   Federal funds sold..........................   11,605        --         --             --       11,605
   Loans:
       Commercial..............................   54,482    18,858     15,458            768       89,566
       Real estate.............................  232,494    76,007    124,609         16,752      449,862
       Consumer................................    7,708     5,570     11,086            802       25,166
                                                --------  --------   --------      ---------     --------
          Total interest-earning assets........  367,017   160,092    200,007         40,165      767,281
                                                --------  --------   --------      ---------     --------
Interest-bearing liabilities:
   Savings and NOW accounts....................   90,527        --         --        186,394      276,921
Certificates of deposit of $100,000 or more....   68,216    67,573     24,120            397      160,306
Other time accounts............................   33,523    54,747     29,494            108      117,872
Securities sold under agreements to
  repurchase...................................   53,141        --         --             --       53,141
Long-debt......................................    7,500        --         --          1,035        8,535
                                                --------  --------   --------      ---------     --------
          Total interest-bearing
            liabilities........................  252,907   122,320     53,614        187,934      616,775
                                                --------  --------   --------      ---------     --------
Interest rate GAP.............................. $114,110  $ 37,772   $146,393      $(147,769)    $150,506
                                                ========  ========   ========      =========     ========
Cumulative interest rate GAP at
  March 31, 2002............................... $114,110  $151,882   $298,275      $ 150,506
                                                ========  ========   ========      =========
Cumulative GAP ratio at March 31, 2002.........     1.45      1.40       1.70           1.24
                                                ========  ========   ========      =========

    The following table presents an analysis of the sensitivity inherent in our net interest income and market value of portfolio equity (market value of assets, less the market value of liabilities). The interest rate scenarios presented in the table include interest rates at December 31, 2001, and as adjusted by instantaneous parallel rate changes upward and downward of up to 200 basis points. Each rate scenario reflects unique prepayment and repricing assumptions.

    Since there are limitations inherent in any methodology used to estimate the exposure to changes in market interest rates, this analysis is not intended to be a forecast of the actual effect of a change in market interest rates on us. This analysis is based on the contractual final maturity of our assets and liabilities at December 31, 2001.

                                                      Market Value of
         Change in Interest Rates Net Interest Income Portfolio Equity
         ------------------------ ------------------- ----------------
                  +200                     18%              (11)%
                  +100                      9%               (8)%
                    0                      (1)%              (5)%
                  (100)                   (10)%              (2)%
                  (200)                   (19)%               1%

Investment Portfolio

    The following table provides the carrying value of our investment portfolio at each of the dates indicated. At December 31, 2001, the market value exceeded the carrying value by approximately $287,000 and at December 31, 2000, the carrying value exceeded the market value by approximately $310,000.

                                                       As of December 31,
                                                    -------------------------
                                                      2001     2000    1999
                                                    -------- -------- -------
                                                     (dollars in thousands)
   U.S. Treasury securities........................ $    498 $     -- $   547
   U.S. government agency securities...............  161,603  116,698  87,569
   Mortgaged-backed securities.....................   19,539   11,463      --
   Obligations of states and political subdivisions    3,503    4,054   4,593
   Other securities................................    2,279    2,194   2,092
                                                    -------- -------- -------
      Total investment securities.................. $187,422 $134,409 $94,801
                                                    ======== ======== =======

   The table below provides the carrying values, maturities, and weighted average yield of our investment portfolio of as of December 31, 2001.

                                                                                         Weighted
                                                               Carrying Average maturity average
                                                                value       (years)       yields
                                                               -------- ---------------- --------
                                                                     (dollars in thousands)
U.S. Treasury securities...................................... $    498       0.14         3.21%
U.S. government agency securities
   One year or less...........................................   34,517       0.05         2.31
   After one through five years...............................  123,062       2.91         5.02
   After five through ten years...............................    4,024       5.22         5.67
                                                               --------      -----         ----
       Total U.S. government agency securities................  161,603       2.36         4.46
Mortgage-backed securities
   After one through five years...............................    2,701       4.53         6.20
   After five through ten years...............................    2,456       7.02         6.83
   After ten years............................................   14,382      21.25         6.08
                                                               --------      -----         ----
       Total mortgage-backed securities.......................   19,539      17.15         6.19
Obligations of states and political subdivisions
   One year or less...........................................      100       0.42         5.45
   After one through five years...............................    2,118       3.84         4.40
   After five through ten years...............................      400       5.58         4.05
   After ten years............................................      885      10.65         5.13
                                                               --------      -----         ----
       Total states and political subdivisions securities.....    3,503       5.66         4.58
Other securities..............................................    2,279         --         4.57
                                                               --------      -----         ----
       Total investment securities............................ $187,422       3.97         4.64%
                                                               ========      =====         ====

Loan and Lease Portfolio

    The following table presents the amount of our loans and leases, by category, at the dates indicated.

                          As of March 31,
                                2002                                        As of December 31,
                          ---------------  -----------------------------------------------------------------------------------
                                                 2001             2000             1999             1998             1997
                          ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
                           Amount  Percent  Amount  Percent  Amount  Percent  Amount  Percent  Amount  Percent  Amount  Percent
                          -------- ------- -------- ------- -------- ------- -------- ------- -------- ------- -------- -------
                                                                 (dollars in thousands)
Commercial............... $ 89,566   15.9% $ 90,187   16.4% $ 82,901   18.0% $ 65,702   15.3% $ 53,942   16.1% $ 45,480   15.8%
Real estate--mortgage....  350,201   62.0%  321,912   58.7   279,470   60.7   214,844   50.1   167,980   50.1   153,550   53.3
Real estate--construction   96,395   17.1%   98,086   17.9    68,282   14.9    65,844   15.4    47,357   14.1    41,943   14.5
Consumer and other.......   25,166    4.5%   25,557    4.6    24,451    5.3    20,203    4.7    18,089    5.5    16,809    5.8
Mortgage loans available
 for sale................    3,266    0.5%   12,980    2.4     4,980    1.1       995    0.3        --     --        --     --
Leases...................       --     --        --     --        --     --    61,050   14.2    47,651   14.2    30,587   10.6
                          --------  -----  --------  -----  --------  -----  --------  -----  --------  -----  --------  -----
Total loans and leases...  564,594  100.0% $548,722  100.0% $460,084  100.0% $428,638  100.0% $335,019  100.0% $288,369  100.0%
                          ========  =====  ========  =====  ========  =====  ========  =====  ========  =====  ========  =====

   On March 1, 2000, we closed the sale of the assets of First State Bank of Taos's commercial leasing division. The sale resulted in $64.4 million of leases being sold. The gain on the sale was approximately $879,000, net of transaction costs. The proceeds from the sale were used to purchase investment securities, fund loan demand, and reduce short-term borrowings.

   The following table presents the aggregate maturities of loans in each major category of our loan portfolio at December 31, 2001. Actual maturities may differ from the contractual maturities shown as a result of renewals and prepayments.

                                               As of December 31, 2001
                                       ----------------------------------------
                                                               More
                                       Less than One to five than five
                                       one year     years      years    Total
                                       --------- ----------- --------- --------
                                                (dollars in thousands)
 Fixed-rate loans:
    Commercial........................ $ 13,732   $ 10,178    $   781  $ 24,691
    Real estate.......................   13,354     18,684     15,118    47,156
    Consumer..........................    8,072     11,279        829    20,180
    Mortgage loans available for sale.   12,980         --         --    12,980
                                       --------   --------    -------  --------
        Total fixed-rate loans........   48,138     40,141     16,728   105,007
 Variable-rate loans:
    Commercial........................   61,826      3,644         26    65,496
    Real estate.......................  270,542     99,876      2,424   372,842
    Consumer..........................    4,131      1,246         --     5,377
        Total variable-rate loans.....  336,499    104,766      2,450   443,715
                                       --------   --------    -------  --------
        Total loans................... $384,637   $144,907    $19,178  $548,722
                                       ========   ========    =======  ========

Nonperforming Assets

   Nonperforming assets consist of loans and leases past due 90 days or more, non-accrual loans and leases, restructured loans and leases, and other real estate owned. We generally place a loan on non-accrual status and cease accruing interest when loan payment performance is deemed unsatisfactory or we become aware that adverse factors have occurred that create substantial doubt about the collectability of the loan. All loans past due 90 days, however, are placed on non-accrual status, unless the loan is both well collateralized and in the process of collection. Cash payments received while a loan is classified as non-accrual are recorded as a reduction of principal as long as doubt exists as to collection.

   Potential problem assets are defined as loans presently accruing interest, and not contractually past due 90 days or more and not restructured, but about which we have doubt as to the future ability of the borrower to comply with present repayment terms, which may result in the reporting of the loans as nonperforming assets in the future. We monitor the performance and value of any collateral securing such loans monthly, and in cases where the loan balance exceeds estimated fair value of collateral, a specific portion of the allowance for loan losses is allocated to these loans. At December 31, 2001, $809,000 of the allowance for loan losses was allocated specifically to such loans.

   The following table sets forth information with respect to these assets at the dates indicated.

                                                                            As of December 31,
                                                                 ---------------------------------------
                                                                   2001    2000    1999    1998    1997
                                                                 -------  ------  ------  ------  ------
                                                                          (dollars in thousands)
Loans and leases past due 90 days or more....................... $     3  $    6  $   84  $   79  $  107
Non-accrual loans and leases....................................   2,480   1,937   2,725   6,566   3,123
                                                                 -------  ------  ------  ------  ------
   Total nonperforming loans and leases.........................   2,483   1,943   2,809   6,645   3,230
Other real estate owned.........................................     272   2,016   1,917     697   1,327
                                                                 -------  ------  ------  ------  ------
   Total nonperforming assets................................... $ 2,755  $3,959  $4,726  $7,342  $4,557
                                                                 =======  ======  ======  ======  ======
Allowance for loan and lease losses............................. $ 7,207  $6,308  $5,387  $3,875  $3,279
                                                                 =======  ======  ======  ======  ======
Potential problem assets........................................ $13,331  $5,053  $5,133  $3,289  $3,873
                                                                 =======  ======  ======  ======  ======
Ratio of total nonperforming assets to total assets.............    0.33%   0.61%   0.83%   1.49%   1.14%
Ratio of total nonperforming loans and leases to total loans and
  leases........................................................    0.45%   0.42%   0.66%   1.98%   1.12%
Ratio of allowance for loan and lease losses to total
  nonperforming loans and leases................................     290%    325%    192%     58%    102%

   Loans on which the accrual of interest has been discontinued amounted to $2,480,575, $1,937,452 and $2,725,217 at December 31, 2001, 2000 and 1999,
respectively. If interest on such loans had been accrued, such income would have been approximately $70,000 in 2001, $199,000 in 2000 and $199,000 in 1999.
Actual interest income on those loans, which is recorded only when received, amounted to zero in 2001, 2000 and 1999.

Analysis of the Allowance for Loan and Lease Losses

   We use a systematic methodology, which is applied monthly, to determine the amount of allowance for loan and lease losses and the resultant provisions for loan and lease losses we consider adequate to provide for anticipated loan and lease losses. This methodology includes the following elements:

  .  A periodic detailed analysis of our loan and lease portfolio;

  .  A systematic loan and lease grading system;

  . A periodic review of the summary of the allowance for loan and lease loss balance;

  . Identification of loans and leases to be evaluated on an individual basis for impairment under SFAS No. 114;

  . Consideration of internal factors such as our size, organizational structure, loan and lease portfolio structure, loan and lease administration procedures, past due and delinquency trends and loss experience;

  .  Consideration of risks inherent in different kinds of lending;

  . Consideration of external factors such as local, regional and national economic factors; and

  . An overall evaluation of the quality of the underlying collateral, and holding and disposition costs.

   The allowance is increased by provisions charged to operations and reduced by loan and lease charge-offs, net of recoveries.

   The following table sets forth information regarding changes in the allowance for our loan and lease losses for the periods indicated. The principal factor affecting the amount of the provision in each of the periods presented was growth in the loan portfolio.

                                                                          As of December 31,
                                                                --------------------------------------
                                                                 2001    2000    1999    1998    1997
                                                                ------  ------  ------  ------  ------
                                                                        (dollars in thousands)
Allowance for loan and lease losses, beginning of period....... $6,308  $5,387  $3,875  $3,280  $2,510
Charge-offs:
   Commercial and other........................................  1,034   1,153   1,315   1,083     462
   Real estate loans...........................................    338     664     256     389      72
   Consumer loans..............................................    201     112     101      98      95
   Credit cards................................................    130      23     129     171     253
   Leases......................................................     --     104     191     180      90
                                                                ------  ------  ------  ------  ------
       Total charge-offs.......................................  1,703   2,056   1,992   1,921     972
                                                                ------  ------  ------  ------  ------
Recoveries:
   Commercial and other........................................     45     367     255     109      56
   Real estate loans...........................................     47      27      50       3      35
   Consumer loans..............................................    100      70      55      68      76
   Credit cards................................................     24      36      31      14       4
   Leases......................................................     --       2      38      --      34
                                                                ------  ------  ------  ------  ------
       Total recoveries........................................    216     502     429     194     205
                                                                ------  ------  ------  ------  ------
Net charge-offs................................................  1,487   1,554   1,563   1,727     767
Provision for loan and lease losses............................  2,386   2,475   3,075   2,322   1,537
                                                                ------  ------  ------  ------  ------
Allowance for loan and lease losses, end of period............. $7,207  $6,308  $5,387  $3,875  $3,280
                                                                ======  ======  ======  ======  ======
As a percentage of average total loans and leases:
   Net charge-offs.............................................   0.30%   0.37%   0.40%   0.56%   0.28%
   Provision for loan and lease losses.........................   0.48    0.58    0.79    0.75    0.56
   Allowance for loan and lease losses.........................   1.45    1.48    1.39    1.26    1.20
As a percentage of total loans and leases at year-end:
   Allowance for loan and lease losses.........................   1.31    1.37    1.26    1.16    1.14
As a multiple of net charge-offs:
   Allowance for loan and lease losses.........................   4.85    4.06    3.45    2.24    4.27
   Income before income taxes and provision for loan and lease
     losses....................................................  10.13    8.72    7.12    5.08    8.52

   We provide specific reserves for individual loans and leases where we consider ultimate collection questionable after reviewing the current status of loans and leases that are contractually past due and considering the net realizable value of the security and of the loan guarantees, if applicable. The following table sets forth the allowance for loan and lease losses by category, based upon our assessment of the risk associated with these categories at the dates indicated and summarizes the percentage of gross loans and leases in each category as a percentage of total loans and leases.

                                                                           As of December 31,
                              ---------------------------------------------------------------------------------------
                                      2001                  2000                  1999                  1998
                              --------------------  --------------------  --------------------  --------------------
                                                                         (dollars in thousands)
                                        Percent of            Percent of            Percent of            Percent of
                                         loans and             loans and             loans and             loans and
                               Amount    leases to   Amount    leases to   Amount    leases to   Amount    leases to
                                 of     total loans    of     total loans    of     total loans    of     total loans
                              allowance and leases  allowance and leases  allowance and leases  allowance and leases
                              --------- ----------- --------- ----------- --------- ----------- --------- -----------
Commercial and unallocated
 Portion.....................  $6,376      16.40%    $3,604      18.02%    $3,876      15.30%    $2,187      16.10%
Real estate..................     607      79.00      2,586      61.83        710      65.80        867      64.28
Leases.......................      --         --         --      14.84        305      14.20        404      14.22
Consumer.....................     224       4.60        118       5.31        496       4.70        417       5.40
                               ------     ------     ------     ------     ------     ------     ------     ------
   Total allowance for loan
    and lease losses.........  $7,207     100.00%    $6,308     100.00%    $5,387     100.00%    $3,875     100.00%
                               ======     ======     ======     ======     ======     ======     ======     ======


                                      1997
                              --------------------

                                        Percent of
                                         loans and
                               Amount    leases to
                                 of     total loans
                              allowance and leases
                              --------- -----------
Commercial and unallocated
 Portion.....................  $  830      15.77%
Real estate..................   1,700      67.79
Leases.......................     150      10.61
Consumer.....................     600       5.83
                               ------     ------
   Total allowance for loan
    and lease losses.........  $3,280     100.00%
                               ======     ======

Deposits

   The following table presents the average balances outstanding for each major category of our deposits and weighted average interest rate paid for interest-bearing deposits for the periods indicated.

                                                   Years Ended December 31,
                                     ---------------------------------------------------------
                                           2001              2000                   1999
                                     ----------------  ---------------------  ----------------
                                                       (dollars in thousands)
                                              Weighted             Weighted            Weighted
                                              Average              Average             Average
                                     Average  Interest Average     Interest   Average  Interest
                                     Balance    Rate   Balance       Rate     Balance    Rate
                                     -------- --------  --------   --------   -------- --------
Interest-bearing demand accounts.... $115,773   1.35%  $103,371      2.22%    $ 92,526   1.80%
Certificates of deposit.............  264,176   5.39    206,222      5.72      166,576   5.09
Money market savings accounts.......   51,737   2.83     46,956      3.62       49,209   2.93
Regular savings accounts............   39,975   2.27     34,080      2.82       32,697   2.50
Non-interest-bearing demand accounts  113,402     --     93,499        --       90,384     --
                                     --------   ----    --------     ----     --------   ----
   Totals........................... $585,063   3.85%  $484,128      4.29%    $431,392   3.64%
                                     ========   ====    ========     ====     ========   ====

   The following table shows the amount and maturity of certificates of deposit that had balances of $100,000 or more and the percentage of the total for each maturity.

                                            As of December 31,
                             ------------------------------------------------
                                   2001             2000            1999
                             ---------------  ---------------  --------------
                                          (dollars in thousands)
 Three months or less....... $ 68,615  38.96% $ 39,464  34.29% $19,291  20.37%
 Three through twelve months   81,535  46.30    58,643  50.96   49,619  52.38
 Twelve months or more......   25,955  14.74    16,978  14.75   25,813  27.25
                             -------- ------  -------- ------  ------- ------
    Totals.................. $176,105 100.00% $115,085 100.00% $94,723 100.00%
                             ======== ======  ======== ======  ======= ======

Securities Sold Under Agreements to Repurchase

   Securities sold under agreements to repurchase totaled $72.3 million, $67.8 million and $38.9 million at December 31, 2001, 2000 and 1999, respectively. The weighted average interest rate on securities sold under agreements to repurchase was 1.15%, 5.36% and 3.73% at December 31, 2001, 2000 and 1999,
respectively.

   Securities sold under agreements to repurchase are summarized as follows:

                                                    Years ended December 31,
                                                   -------------------------
                                                     2001     2000     1999
                                                   -------  -------  -------
                                                     (dollars in thousands)
  Balance......................................... $72,258  $67,769  $38,928
  Weighted average interest rate..................    1.15%    5.36%    3.73%
  Maximum amount outstanding at any month end..... $85,832  $67,769  $48,949
  Average balance outstanding during the period... $71,833  $55,151  $45,325
  Weighted average interest rate during the period    2.68%    4.76%    3.59%

Results of Operations--Three Months Ended March 31, 2002 and 2001

   Our net income for the three months ended March 31, 2002, was $2.1 million, an increase of $152,000 or 7.8% from $1.9 million for the same period of 2001. The increase in net income resulted from an increase in net interest income before provision for loan losses of $1.2 million and an increase in non-interest income of $865,812, partially offset by increases in non-interest expenses of $1.5 million and income taxes of $211,152. Our annualized return on average assets was 1.03% for the three months ended March 31, 2002, compared to 1.23% for the same period of 2001.

   The net interest income before the provision for loan and lease losses increased $1.2 million to $9.4 million for the first quarter of 2002 compared to $8.3 million for the first quarter of 2001. This increase was composed of a $473,000 decrease in total interest income and a $1.7 million decrease in total interest expense. The decrease in interest income was composed of an increase of $3.6 million due to increased average interest earning assets of $167.2 million, offset by $4.1 million decrease due to a 2.28% decrease in the yield on average interest earning assets. The decrease in total interest expense was composed of an increase of $1.2 million due to increased average interest-bearing liabilities of $136.3 million, offset by $2.9 million due to a 2.09% decrease in the cost of interest-bearing liabilities.

   The decrease in yield on interest earning assets and cost of interest-bearing liabilities is a direct result of the 425 basis point decrease in prime rate resulting from the Federal Reserve Bank's reductions in interest rates during 2001. As a result, net interest margin decreased in 2002 to 4.99% compared to 5.58% for 2001.

   The provision for loan and lease losses was $669,000 for the first quarter of 2002, compared to $504,500 for the first quarter of 2001. Net charge-offs for the first quarter of 2002 were $498,000 compared to $354,000 for the first quarter of 2001. We provide for loan and lease losses based upon our judgments concerning the adequacy of our allowance for loan and lease losses considering such factors as loan growth, delinquency trends, previous charge-off experience and local and national economic conditions.

   Total non-interest income increased by $866,000 to $2.9 million for the three months ended March 31, 2002, compared to $2.0 million for the same period of 2001. The increase was primarily composed of a $300,000 increase in gains on sales of mortgage loans, caused by greater new home construction and refinancing resulting from the lower interest rate environment, a $255,000 increase in credit and debit card transaction fees resulting from increased transaction volume due to increased market share and a $231,000 increase in service charges on deposits and other banking service fees resulting from increased customer accounts and deposit activity.

   Total non-interest expenses increased by $1.5 million to $8.3 million for the first quarter of 2002, compared to $6.7 million for the same period of 2001. This increase was due partially to increases in salaries and employee benefits and occupancy expense. Salary and benefit expense increased $739,000 resulting from a $215,000 increase in mortgage loan commissions, $124,000 from three new branches opened during 2001 and 2002, our overall growth and annual salary increases. Occupancy expense increased $196,000, of which $65,000 resulted from the three new branches.

   We adopted Statement of Financial Accounting Standards No. 142 ("SFAS No. 142"), Goodwill and Other Intangible Assets, as of January 1, 2002 and no longer amortize goodwill. As of the date of adoption, we had unamortized goodwill in the amount of $360,852, which was subject to the transition provisions of SFAS No. 142. We have determined there is no transitional impairment loss at January 1, 2002. There was no amortization expense for the three months ended March 31, 2002, whereas this expense amounted to $26,051 for the quarter ended March 31, 2001.

Results of Operations--Years Ended December 31, 2001, 2000 and 1999

   Overview. Our net income increased to $8.1 million in 2001, from $7.2 million in 2000 and from $5.2 million in 1999. Net interest income increased to $35.2 million in 2001, compared to $32.0 million in 2000 and $28.5 million in 1999. Total non-interest income increased to $9.4 million in 2001, compared to $7.8 million in 2000 and $5.9 million in 1999. These increases were offset by non-interest expenses that increased to $29.6 million in 2001, compared to $26.2 million in 2000 and $23.2 million in 1999. Income tax expense increased to $4.5 million in 2001, from $3.8 million in 2000 and $2.8 million in 1999.

   During 2001, a significant competitor in our market area was acquired by another institution in the market requiring the purchaser to divest of significant deposits to another institution owned by an out-of-state company. We geared many of our activities, including marketing efforts, to capturing market share disrupted by this acquisition. We believe that a significant amount of our deposit growth in 2001 was a result of this transaction and our efforts to capitalize on it. While we believe that we will continue to increase our market share as a result of this acquisition, we do not expect our market share growth from this acquisition will continue at the same rate as that experienced in 2001.

   The decline in interest rates in 2001 had the impact of compressing our net interest margin, because of our asset sensitive position. If the decline in rates were to halt, this compression should be abated and any increase in rates by the Federal Reserve would be expected to have the effect of increasing our net interest margin. The decline in rates also had the effect of stimulating demand for one-to-four family residential real estate. That increased demand contributed to the growth in real estate construction loans and originations of mortgage loans available for sale. With interest rates at historically low levels, we expect that increases in rates will occur that will slow the pace of demand for one-to-four family residential real estate which would have the effect of reducing the rate of growth in construction loans and mortgage loans originated for sale.

   Interest Income. Interest income increased to $55.7 million in 2001, from $52.2 million in 2000 and $43.1 million in 1999. This increase was due to an increase in average interest-earning assets. Average interest-earning assets were $672 million in 2001, compared to $557 million in 2000 and $494 million in 1999. The increase in average interest-earning assets occurred in loans and investment securities, and was made possible by our successful efforts to increase our deposit market share. Principally as a result of the Federal Reserve Bank's rate cuts, our yield on interest-earning assets decreased to 8.29% in 2001 from 9.36% in 2000. In 2000, the yield on interest-earning assets increased to 9.36% compared to 8.74% in 1999 as a result of the change in the mix of the loan portfolio after the sale of leases and higher general interest rates in 2000 compared to 1999.

   Interest Expense. Interest expense increased to $20.5 million in 2001, from $20.2 million in 2000 and $14.7 million in 1999. This increase was due to an increase in average interest-bearing liabilities offset by a decrease in the cost of interest-bearing liabilities. Average interest-bearing liabilities increased to $545 million in 2001, from $453 million in 2000 and $397 million in 1999. The increase in average interest-bearing liabilities was due to an increase in average interest-bearing deposits of $81.0 million and an increase in average short-term borrowings, principally securities sold under agreement to repurchase of $15.1 million. The increase in interest-bearing deposits and securities sold under agreement to repurchase is a result of our success in increasing our market share. The average cost of interest-bearing liabilities decreased to 3.76% in 2001, from 4.46% in 2000 and 3.70% in 1999. The decrease in the cost of interest- bearing liabilities is a direct result of the Federal Reserve Bank's rate cuts. The increase in the average cost of interest-bearing liabilities in 2000 was a result of increased rates paid on interest-bearing deposits and short-term borrowings due to the general increase in interest rates.

   Net Interest Income. Net interest income is interest earned on loans and investments less interest expense on deposit accounts and borrowings. Primary factors affecting the level or net interest income include the margin between the yield earned on interest-earning assets and the rate paid on interest-bearing liabilities, as well as the volume and composition of average interest-earning assets and average interest-bearing liabilities. Net interest income increased to $35.2 million in 2001, from $32.0 million in 2000 and $28.5 million in 1999. This increase was due to increases in average loans of $72.0 million and average investment securities of $29.5 million. Net interest margin was 5.24% in 2001, compared to 5.73% in 2000 and 5.76% in 1999.

   Provision for Loan and Lease Losses. The provision for loan and lease losses decreased to $2.4 million in 2001, from $2.5 million in 2000 and $3.1 million in 1999. The provision in each year was based on our judgment concerning the amount of allowance for loan and lease losses necessary after our review of various factors, which we believe affect the credit quality of the loan and lease portfolio. Charge-offs net of recoveries of loans and leases were $1.5 million in 2001, $1.6 million in 2000 and $1.6 million in 1999. The percentage of total charge-offs to average loans and leases was 0.30% in 2001 and 0.37% in 2000. We intend to continue to provide for potential loan and lease losses based upon growth in the portfolio, trends in delinquencies, charge-off experience and local and national economic conditions.

   Non-interest Income. Non-interest income was $9.4 million in 2001, compared to $7.8 million in 2000 and $5.9 million in 1999. The increase for 2001 compared to 2000 was primarily the result of increased service charges on deposit accounts, credit card transaction fees and an increase in the gain on sale of mortgage loans. Service charges on deposits were $2.9 million, $2.4 million and $2.1 million for the years ended December 31, 2001, 2000 and 1999, respectively, due principally to increases in deposits in those years. In September of 1999, we began originating and selling single-family mortgage loans with all servicing released. The gain from these sales totaled $1.8 million in 2001, $658,332 in 2000 and $87,583 in 1999. The increase in 2001 from 2000 was significantly aided by the decrease in interest rates in 2001, which increased demand for one-to-four family residential properties resulting in higher origination volumes. Credit card transaction fees increased to $3.2 million in 2001, from $2.4 million in 2000 and $1.8 million in 1999. These increases are the result of our efforts to increase our market share. In 2000, non-interest income included an $879,000 gain on the sale of our leasing division, a $333,000 loss on the sale of investment securities and a $259,000 gain on the sale of a property recovered in satisfaction of a loan.

   Non-interest Expenses. Non-interest expenses increased to $29.6 million in 2001, from $26.2 million in 2000 and $23.2 million in 1999. This increase was due largely to increases in salaries and employee benefits, occupancy, equipment and marketing expense as a result of our growth. Salaries and employee benefits increased to $13.6 million in 2001, from $11.8 million in 2000 and $10.8 million in 1999. Occupancy expense increased to $3.4 million in 2001, from $3.1 million in 2000 and $2.6 million in 1999. Equipment expense increased to $2.1 million in 2001, from $1.9 million in 2000 and $1.6 million in 1999. Marketing expense increased to $1.5 million in 2001, compared to $1.3 million in 2000 and $1.1 million in 1999. The increases in salary and occupancy expense are due to growth in assets and deposits, increased commissions for the production of mortgage loans sold, and the addition of two branch locations in 2001. The growth in marketing expense is a result of our efforts to capture market share and capitalize on the opportunity to do so as a result of acquisitions of banks with New Mexico operations by companies outside New Mexico. We anticipate that non-interest expenses will continue to increase with additional growth.

   Income Tax Expense. Income tax expense increased to $4.5 million in 2001, from $3.8 million in 2000 and $2.8 million in 1999. We anticipate that our effective tax rate will be slightly higher in 2002.

Liquidity and Sources of Funds

   Our primary sources of funds are customer deposits and loan and lease repayments. These funds are used to make loans, acquire investment securities and other assets, and fund continuing operations. Scheduled loan repayments are a relatively stable source of funds, while deposit inflows and unscheduled loan prepayments, which are influenced by general interest rate levels, interest rates available on other investments, competition, economic conditions and other factors, are not a relatively stable source of funds. Our deposits increased to $695 million at March 31, 2002, from $685 million at December 31, 2001 and from $528 million at December 31, 2000. Growth in deposits has occurred primarily as a result of our efforts to increase market share by taking advantage of market dislocations caused by the acquisition of local competitors and growth in the economy of our market area.

   Our net loans increased to $557 million at March 31, 2002, from $541 million at December 31, 2001 and from $454 million at December 31, 2000. During the three months ended March 31, 2002, real estate loans increased by $26.6 million, commercial loans decreased by $0.6 million, consumer loans decreased by $0.4 million and mortgage loans available for sale decreased by $9.7 million. During 2001, real estate loans increased by $72.2 million, commercial loans increased by $7.3 million, consumer loans increased by $1.1 million and mortgage loans available for sale increased by $8.0 million. The increase in loans is due to our successful efforts to increase our market share by taking advantage of market dislocations caused by the acquisition of local competitors and growth in the economy of our market area.

   We maintain an investment securities portfolio made up of U.S. Treasury, U.S. agency, mortgage-backed securities issued by U.S. agencies, municipal bonds and other securities. These securities may be used as a source of liquidity through either sale of securities available for sale, pledging for qualified deposits, or as collateral for Federal Home Loan Bank borrowings.

   We anticipate that we will continue to rely primarily on customer deposits and loan repayments, as well as retained earnings, to provide liquidity and will use funds so provided primarily to make loans and to purchase securities. We believe that our customer deposits provide a strong source of liquidity because of the high percentage of core deposits. Borrowings are used to compensate for reductions in other sources of funds. Borrowings may also be used on a longer-term basis to support expanded lending activities and to match the maturity or repricing intervals of assets. The sources of such borrowings are federal funds sold, securities sold under agreements to repurchase and borrowings from the Federal Home Loan Bank.

Contractual Obligations and Commercial Commitments

   The following tables present contractual cash obligations defined as principal of non-deposit obligations with maturities in excess of one year and property and equipment operating lease obligations, and commercial commitments defined as commitments to extended credit as of December, 2001. See notes 7, 8, and 12 of the notes to the consolidated financial statements which are incorporated by reference in this prospectus:

                                                  Payments Due by Period
                                       ---------------------------------------------
                                                  (dollars in thousands)
                                                        One to
                                               One Year Three   Four to   More than
    Contractual Cash Obligations        Total  and Less Years  Five Years Five Years
    ----------------------------       ------- -------- ------ ---------- ----------
FHLB advances......................... $   102  $   29  $   67   $    6    $    --
Note Payable..........................     946      28      66       80        772
Operating leases......................  19,986   2,032   3,883    3,449     10,622
Trust preferred securities............   7,732      --      --       --      7,732
                                       -------  ------  ------   ------    -------
   Total contractual cash obligations. $28,766  $2,089  $4,016   $3,535    $19,126
                                       =======  ======  ======   ======    =======

                                      Amount of Commitment Expiration Per Period
                                 ----------------------------------------------------
                                                (dollars in thousands)
                                                       One to
                                  Unfunded   Less than Three  Four to Five More than
    Commercial Commitments       Commitments One Year  Years     Years     Five Years
    ----------------------       ----------- --------- ------ ------------ ----------
Lines of credit.................  $112,121    $85,247  $6,988     $253      $19,633
Standby letters of credit.......     6,782      5,731   1,051       --           --
                                  --------    -------  ------     ----      -------
   Total commercial commitments.  $118,903    $90,978  $8,039     $253      $19,633
                                  ========    =======  ======     ====      =======

Critical Accounting Policy

   We analyze our loan portfolio to determine the adequacy of the allowance for loan losses and the appropriate provision required to maintain an adequate allowance. Estimating the allowance is a critical accounting policy. We use a systematic methodology with subjective elements that requires material estimates that are subject to revision as facts and circumstances warrant. In assessing the adequacy of the allowance, we review the size, quality and risks of loans in our portfolio, and consider factors such as specific known risks, past experience, the status and amount of nonperforming assets and economic conditions. We allocate a specific percentage to total loans in good standing and not specifically reserved while additional amounts are added for individual loans considered to have specific loss potential. Loans identified as losses are charged-off. Based on total allocations, the provision is recorded to maintain the allowance at a level we deem appropriate based on probable losses in our loan portfolio.

Capital Resources

   Our total shareholders' equity increased to $59.1 million at March 31, 2002, from $58.3 million at December 31, 2001. Of the $0.8 million increase, $2.1 million was produced by earnings, offset by $0.9 million as a result of the decrease in market value of securities available for sale, stock repurchases of $0.1 million and dividend payments of $0.4 million. Our total shareholders' equity increased to $58.3 million at December 31, 2001, from $51.3 million at December 31, 2000. Of the $7.0 million increase, $8.1 million was produced by earnings and $692,959 as a result of the increase in market value of securities available for sale, offset by stock repurchases of $710,126 and dividend payments of $1.7 million.

   During 2001, we issued trust preferred securities of $7.5 million dollars, which are included as long-term debt on our consolidated balance sheet and counted as Tier I capital for regulatory capital purposes. We currently intend to continue to retain a major portion of our earnings to support anticipated growth. As of December 31, 2001, we and First State Bank of Taos met the fully phased-in regulatory capital requirements as further disclosed in note 10 to our consolidated financial statements, which are incorporated by reference in this prospectus.

Impact of Inflation

   The consolidated financial statements and related financial data and notes presented herein have been prepared in accordance with accounting principles generally accepted in the United States of America, which require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.

   Unlike most industrial companies, virtually all of our assets and liabilities are monetary in nature. As a result, interest rates have a more significant impact on our performance than the effects of general price levels.

                                   BUSINESS

   We are a New Mexico-based bank holding company. We provide commercial banking services to businesses and individuals through our principal subsidiary, First State Bank of Taos. First State Bank of Taos is a New Mexico-chartered commercial bank and is a member of the Federal Reserve System. The bank operates a total of 21 full service branch offices in New Mexico with branch locations in Albuquerque (8), Taos (3), Santa Fe (2), Rio Rancho, Los Lunas, Bernalillo, Questa, Placitas, Moriarty, Belen and Pojoaque.

   At March 31, 2002, First State Bancorporation and First State Bank of Taos were "well capitalized" under regulatory capital guidelines. At March 31, 2002, First State Bancorporation had total assets, total deposits and total shareholders' equity of $820 million, $695 million and $59 million, respectively. Our executive offices are located at 7900 Jefferson, N.E., Albuquerque, New Mexico 87109, and our telephone number is (505) 241-7500.

   We and an affiliated company, New Mexico Bank Corporation, were formed in 1988 to acquire banking institutions in New Mexico. In December 1988, we acquired First State Bank of Taos, and New Mexico Bank Corporation acquired National Bank of Albuquerque. After a change in New Mexico banking laws in 1991, we and New Mexico Bank Corporation merged, and the operations of National Bank of Albuquerque were merged into First State Bank of Taos in December 1991. We acquired three Albuquerque branches in 1991 by merging the business operations of First State Bank of Taos with an affiliated bank. We entered the Santa Fe market with the acquisition of First State Bank of Santa Fe in December 1993. First State Bank of Santa Fe was merged into First State Bank of Taos in June 1994.

   Since our initial public offering in 1993, we have pursued an aggressive growth strategy throughout New Mexico that seeks to capitalize on our responsive customer service, our employee friendly culture, the strong community involvement of our management and employees, and the disruption caused by acquisitions of banks with New Mexico operations by large financial institutions with headquarters outside of the region. We believe that, in many cases, the acquiring institutions have shifted the focus of the acquired banks away from the local businesses and governments that are at the core of our marketing efforts. We intend to continue capitalizing on this environment by expanding internally, through new branching opportunities and through select acquisitions that complement our existing operations and provide economies of scale when combined with our existing locations.

   The goals of our strategy are to:

    .   attract core deposits;

    .   develop new lending relationships while maintaining asset quality;

    .   improve efficiency; and

    .   profitably expand our franchise.

   We seek to achieve these goals by:

    .   providing customers with responsive, personal service;

    .   fostering a culture in which employees are valued and respected;

    . remaining actively involved in the communities in which we conduct business;

    . delivering to our customers a state-of-the-art array of products and services; and

    .   implementing effective marketing campaigns.

   From December 31, 1996 to December 31, 2001, the execution of our business plan has produced an increase in assets from $325 million to $828 million, an increase in deposits from $277 million to $685 million and an increase in earnings per share from $0.60 to $1.61, representing compound annual growth rates of 21%, 20%, and 21%, respectively.

   Customer Service. We attempt to increase market share in both lending volume and deposits by providing responsive customer service that is tailored to our customers' needs. The acquisition of most of our local competitors by out-of-region financial institutions and the sale of other regional institutions with significant local operations to other out-of-region financial institutions has created significant customer dissatisfaction. We intend to continue to capitalize on this opportunity by targeting our marketing efforts to those businesses, governments and individuals who prefer the personalized customer service with local decision making that we emphasize. By maximizing personal contact and providing rapid decisions to our customers, maintaining low employee turnover, and endeavoring to understand the needs and preferences of our customers, we are working to maintain and further enhance our reputation for providing excellent customer service.

   Working Culture. We believe that we foster a culture in which each individual employee is treated with respect and consideration. In addition, all employees are rewarded based on our overall success. As a result of our efforts, we believe that we have created an environment in which collaboration and camaraderie are tantamount. We feel that this atmosphere has resulted in low employee turnover and has created an advantage for us in recruitment of new employees. Furthermore, we believe that this culture is well received by our customers and directly contributes to our highly regarded customer service.

   Community Involvement. First State Bank of Taos's management and other employees participate actively in a wide variety of civic and community activities and organizations, including the Albuquerque Chamber of Commerce, other local Chambers of Commerce, the United Way, Boys and Girls Clubs, the New Mexico Museum of Natural History and Habitat for Humanity. The bank also sponsors a number of community-oriented events each year. We believe that these activities assist the bank through increased visibility in the community, and through development and maintenance of customer relationships.

   Products and Services. Our array of products and services is targeted to meet the needs of our customers who have experienced a commoditization of the banking experience as a result of the service typically offered by large, out-of-region financial institutions. While our investments in technology allow our customers instant access to our services at all times via automated teller machines and on-line sources, we believe that our customer friendly branches and accessible management provide our customers with a personal touch. Some of the many products and services we provide include the following:

  .   commercial, construction, mortgage, home equity and consumer loans;

  .   internet banking;

  .   electronic funds transfers through automated clearing house services;

  .   automated teller machines (ATMs);

  .   customer repurchase agreements;

  .   vault services;

  .   loan and deposit sweep accounts;

  .   lock box services; and

  . a complete line of deposit products, including checking, savings and money market accounts and certificates of deposit.

   Marketing. Through a combination of humor, irony and off-beat observations, our marketing strategy emphasizes the decline in customer service often associated with large, out-of-region financial institutions. We implement our strategy by using billboards, print advertisements and radio spots that we believe to be effective in distinguishing us from our competitors.

Growth Strategy

   We expect to continue pursuing an aggressive growth strategy through a combination of internal growth, new branching, and select acquisitions. Our total assets have grown from $325 million at December 31, 1996 to $820 million at March 31, 2002 through a combination of internal growth and new branching. We believe that changes in the competitive environment in our market areas as a result of banking consolidation have afforded us a continuing opportunity to gain profitable new account relationships and to expand existing relationships.

   We intend to continue to explore opportunities to expand into regions in the southwestern United States either through acquisitions of institutions with existing branch structures or through new branching in markets with characteristics similar to those in New Mexico. These characteristics include the acquisition of local financial institutions by large, out-of-region financial institutions. Large out-of-region institutions tend to concentrate on the mass retail customer base and extremely large customers while reducing service levels to the small to medium-sized businesses that we target.

   Among the factors that we consider when evaluating entry into a new market through acquisition or new branching are:

  .   the short and long-term growth prospects for the market;

  .   the management and other resources required to integrate the operations;

  . the degree to which the opportunity would enhance our geographic diversification; and

  .   the expected financial returns.

   Our goal is to continue to pursue opportunities to profitably grow the franchise and in the process create a broad-based, well capitalized, customer-focused, regional financial institution. To accommodate our anticipated growth, we intend to further develop our existing management and its management information systems.

June 2002 Offering of Trust Preferred Securities


   In June 2002, we formed First State NM Statutory Trust II for the purpose of issuing trust preferred securities in a pooled transaction to unrelated investors. The trust preferred transaction closed on June 26, 2002. First State NM Statutory Trust II used the gross proceeds from the sale of trust preferred securities to purchase $25,774,000 of Junior Subordinated Deferrable Interest Debentures issued by us. The debentures have a final maturity of 30 years and bear interest at an annual rate equal to the three-month London Interbank Offered Rate plus 3.45%, payable at three month intervals beginning September 26, 2002. The annual rate of interest on the debentures was equal to 5.34% at June 26, 2002. The annual rate is adjusted at each payment date beginning with the first interest payment date of September 26, 2002. Prior to June 26, 2007, the annual rate will not exceed 11.95%. The debentures are callable at par beginning June 26, 2007. So long as there are no events of default, we may defer payments of interest for up to twenty consecutive interest payment periods. However, if we defer payments of interest, we will be prohibited from paying any dividends on any class of capital stock for as long as the trust preferred interest payments remain deferred. See "Risk Factors--The terms of our trust preferred securities may restrict our ability to pay dividends."

                ACQUISITION OF FIRST COMMUNITY INDUSTRIAL BANK

   On May 22, 2002, we entered into an agreement to acquire First Community Industrial Bank from Blazer Financial Corporation, an indirect wholly owned subsidiary of Washington Mutual, Inc. First Community is a Colorado-chartered industrial bank headquartered in Denver, Colorado. It operates six branches in the Colorado front range market area, which includes the Denver metropolitan area, and three branches in the Salt Lake City and Ogden, Utah metropolitan areas. At March 31, 2002, First Community was "well capitalized" under regulatory capital guidelines and had assets of $412 million, deposits of $242 million and net loans of $356 million. At March 31, 2002, First Community's loan portfolio included $257 million in real estate-residential loans, $95 million in real estate-nonresidential loans, $6 million in retail installment loans, and $5 million in other installment loans.

   As an industrial bank, First Community is not permitted by law to offer transactional deposit accounts (i.e., checking accounts). Accordingly, deposit products available at First Community are primarily time deposits, passbook savings, and money market accounts. First Community also offers a variety of consumer loan products, including first and second mortgages, secured and unsecured personal loans, lines of credit and retail sales financing. First Community's loan portfolio consists largely of residential loans reportable under the Home Mortgage Disclosure Act. First Community also offers commercial loans to small businesses.

   First Community is the surviving entity of a series of merger transactions involving more than eight Colorado industrial banks. The consolidation of these Colorado industrial banks culminated in the formation of First Community Industrial Bank in October 1991. In 1998, First Community acquired its Utah operations as a result of its merger with Great Western Thrift and Loan.

   We believe that the strategy we have employed successfully in the New Mexico market can be successfully employed in the markets served by First Community Industrial Bank. In particular, the acquisition allows us to pursue our strategic goals as follows:

   Core Deposits. As a result of the industrial bank charter under which First Community operates, it has been prohibited from offering checking accounts and the related deposit services that are at the core of our business model. First Community has funded itself through a combination of Federal Home Loan Bank borrowings as well as certificates of deposit. By collapsing First Community's charter and folding its operations under our commercial banking charter we will be able to offer checking accounts and related products to its customers, many of which have long-standing relationships with First Community. In addition to capturing the business associated with the customer base already in place at First Community, its branch footprint will provide the platform from which we can begin to market ourselves in the areas in which First Community currently operates, particularly the attractive metropolitan Denver and Salt Lake City markets. We intend to use core deposits generated in these efforts to replace higher cost Federal Home Loan Bank borrowings, which we believe will improve First Community's financial condition and existing funding base.

   Lending Relationships. First Community's lending business has been primarily concentrated in 1 to 4 family mortgages and other consumer lending. Historically, First Community has not attempted to target the small to medium-sized business lending on which we have traditionally focused. While we intend to continue the 1 to 4 family mortgage lending in which First Community is currently engaged, we believe that over time we will be able to successfully develop the opportunities associated with small to medium-sized business customers.

   Improved Efficiency. We have built our infrastructure with the capacity to support significant growth. Because many of First Community's back office services and support systems have been provided by its parent company, we expect to be able to integrate First Community with our back office services and support systems, thereby providing improved efficiency for the combined businesses. This goal will be achieved without the cost cutting and disruptive measures often required to effect efficiencies in most acquisitions.

   Enhanced Franchise Value. The acquisition of First Community will enhance our franchise by putting us in markets with similar characteristics to New Mexico, which in turn will provide us with a platform for future growth and enable us to continue to execute our business strategy. In addition, the diversification provided by entering these new markets will allow us to balance our growth among three distinct metropolitan areas as opposed to one.

The Merger Agreement

   Under the merger agreement and applicable law, First Community will merge with and into First State Bank of Taos. First State Bank of Taos would survive the merger as a New Mexico state chartered bank and the separate existence of First Community would terminate. Prior to the merger, First Community, which is currently "well capitalized" under regulatory capital guidelines, may declare and pay one or more dividends to its parent, Blazer Financial Corporation, in an aggregate amount not to exceed $37.5 million. At closing, we will pay to Blazer, as consideration for the merger, approximately $67 million, plus the amount, if any, by which the aggregate pre-closing dividends are less than $37.5 million.

   Completion of the merger is subject to various conditions. While we anticipate that all such conditions will be satisfied, we cannot assure you that all such conditions will be satisfied, or where permissible, waived. The respective obligations of First Community and us to consummate the merger are subject to the satisfaction or waiver of the following conditions:

  . the receipt of all required regulatory approvals and expiration of all applicable statutory waiting periods;

  . the absence of any judgment, injunction, order, writ, ruling or award of any governmental entity of competent jurisdiction, other legal restraint or prohibition that prevents the consummation of the merger;

  . the absence of any law, statute, treaty, code, ordinance, rule, regulation, order or judgment of any governmental entity that prohibits or makes consummation of the merger illegal; and

  . the absence of any pending proceedings initiated by any governmental entity seeking a legal restraint or prohibition against the merger.

   Our obligation to consummate the merger is also subject to the satisfaction or waiver of the following conditions:

   . the accuracy of representations and warranties of Washington Mutual
     Finance and Blazer contained in the merger agreement;

   . the performance by Washington Mutual Finance and Blazer of their obligations contained in the merger agreement in all material respects;

   . the receipt of required third-party consents, except those consents the failure of which to obtain or to be in full force and effect would not reasonably be expected to have a material adverse effect on First Community;

   . that none of the required regulatory approvals and no law, statute, treaty, code, ordinance, rule, regulation, order or judgment of any governmental entity enacted, entered, promulgated or enforced by any governmental entity after the date of the merger agreement shall have imposed any condition or requirement which would be reasonably likely to have or result in a material adverse effect on the economic or business benefits to us of the transactions contemplated by the merger agreement; and

   . our receipt, upon terms and conditions satisfactory to us in our sole and absolute discretion, of all financing required to consummate the merger and other transactions contemplated by the merger agreement and to pay all related fees, costs and expenses.

   The obligations of Washington Mutual Finance, Blazer and First Community to consummate the merger is subject to the satisfaction or waiver of the following conditions:

   . the accuracy of our representations and warranties contained in the merger agreement;

   . the performance by us of our obligations contained in the merger agreement in all material respects; and

   . our deposit of the purchase price into escrow.

   The merger agreement provides that it may be terminated at any time prior to the closing:

   . by mutual written consent of Blazer and us;

   . by either Blazer or us upon written notice to the other party:

       . 60 days after the date on which any request or application for a required regulatory approval has been denied by any governmental entity which must grant that regulatory approval, unless within the 60-day period following such denial or withdrawal a petition for rehearing or an amended application has been filed with the applicable governmental entity; provided, however, that neither party is permitted to terminate the merger agreement for this reason if the denial was due to the failure of the party seeking to terminate the merger agreement or its affiliate to perform its agreements under the merger agreement; or

       . if any governmental entity of competent jurisdiction has issued a final nonappealable order prohibiting the merger;

   . by either Blazer or us if the merger has not been consummated on or before October 11, 2002, unless the failure of the closing to occur by such date was due to the failure of the party seeking to terminate the merger agreement or its affiliate to perform its agreements under the merger agreement; provided, however, that upon our request, such date will be extended to November 12, 2002, if:

       . we certify that all regulatory and shareholder approvals and the financing required to consummate the merger are reasonably expected to be obtained prior to November 12, 2002, and

       . we deliver to Blazer an updated letter from Keefe, Bruyette & Woods, Inc. in which Keefe, Bruyette & Woods, Inc. indicates that it is highly confident that we will be able to obtain the required financing; or

   . by either Blazer or us (provided that the terminating party or an affiliate is not then in material breach of any representation, warranty, or covenant) if the other party or one of its affiliates has breached any of the representations, warranties, covenants or agreements in the merger agreement, which breach is not cured within 30 day(s) notice or which breach, by its nature, cannot be cured prior to the closing.

   If the merger agreement is terminated, we must pay to Blazer a termination fee of $2 million, unless at the time of termination:

   . there is an uncured material breach of any covenant by Blazer sufficient to permit us to terminate the merger agreement;

   . a material breach of any representation or warranty by Washington Mutual
     Finance, Blazer or First Community sufficient to permit us not to close the merger; or

   . First Community's obligation to escrow the dividend adjustment amount is not satisfied solely because the Banking Board of the State of Colorado objects to this deposit.

Required Regulatory Approvals

   Our acquisition of First Community is subject to the prior approval of the Federal Reserve Board under the Bank Merger Act. The Bank Merger Act requires the Federal Reserve Board to take into consideration the financial and management resources and future prospects of the respective institutions as well as the convenience and needs of the communities to be served by the combined institution. The Bank Merger Act also prohibits the Federal Reserve Board from approving a proposed merger if it would result in a monopoly or substantially reduce competition in any part of the United States, unless the Federal Reserve Board finds that the anti-competitive effects of the proposed merger are clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the communities to be served by the combined institutions. The proposed merger may not be completed until 30 days after the Federal Reserve Board's approval is obtained. However, the Federal Reserve Board and the Department of Justice may consent to a reduction in the waiting period to no less than 15 days. During the waiting period, the United States Department of Justice may challenge the proposed merger on anti-trust grounds. The commencement of anti-trust action would stay the effectiveness of the Federal Reserve Board's approval unless a court specifically orders otherwise.

   Our acquisition of First Community is also subject to the prior approval of the Director of the New Mexico Financial Institutions Division of the Regulation and Licensing Department and to certification by the Colorado Banking Board that the acquisition complies with the requirements of Colorado's interstate banking and branching laws. In addition, our acquisition and retention of First Community's Utah branch offices are subject to the prior approval of the Commissioner of the Utah Department of Financial Institutions.

   First State Bank of Taos has filed applications with the Federal Reserve Board and the relevant state regulators for the regulatory approvals required to complete our acquisition of First Community. We believe that we will be able to obtain the approval of the Federal Reserve Board and the relevant state regulators.

                          SUPERVISION AND REGULATION

   First State Bancorporation. We are a bank holding company subject to the supervision, examination and regulation of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") under the Bank Holding Company Act (the "BHCA"). The BHCA and other federal laws subject bank holding companies to particular restrictions on the types of activities in which they may engage and to a range of supervisory requirements and activities, including regulatory enforcement actions for violations of laws and regulations. As a bank holding company, our activities and those of our banking subsidiaries are limited to the business of banking and activities closely related or incidental to banking, and we may not directly or indirectly acquire the ownership or control of more than 5% of any class of voting shares or substantially all of the assets of any company, including a bank, without the prior approval of the Federal Reserve Board.

   Supervision and regulation of bank holding companies and their subsidiaries are intended primarily for the protection of depositors, the deposit insurance funds of the Federal Deposit Insurance Corporation (the "FDIC") and the banking system as a whole, not for the protection of bank holding company stockholders or creditors. The banking agencies have broad enforcement power over bank holding companies and banks, including the power to impose substantial fines and other penalties for violation of laws and regulations.

   First State Bank of Taos. As a New Mexico-chartered state member bank of the Federal Reserve System, First State Bank of Taos is subject to regulation and supervision by the Federal Reserve Board and the New Mexico Financial Institutions Division (the "NMFID") and, as a result of the insurance of its deposits, by the FDIC. Almost every aspect of the operations and financial condition of First State Bank of Taos is subject to extensive regulation and supervision and to various requirements and restrictions under federal and state law, including requirements governing capital adequacy, liquidity, earnings, dividends, reserves against deposits, management practices, branching, loans, investments, and the provision of services. Various consumer protection laws and regulations also affect the operations of First State Bank of Taos. The deposits of First State Bank of Taos are insured up to applicable limits by the FDIC.

   The following description summarizes some of the laws to which we are subject. To the extent statutory or regulatory provisions or proposals are described, the description is qualified in its entirety by reference to the particular statutory or regulatory provisions or proposals.

   Holding Company Liability. Under Federal Reserve Board policy, a bank holding company is expected to act as a source of financial strength to its banking subsidiaries and commit resources to their support. This support may be required by the Federal Reserve Board at times when, absent this Federal Reserve policy, we may not be inclined to provide it. As discussed below under "Prompt Corrective Action," a bank holding company in certain circumstances also could be required to guarantee the capital plan of an undercapitalized banking subsidiary. In addition, any capital loans by a bank holding company to any of its depository institution subsidiaries are subordinate in right of payment to deposits and to certain other indebtedness of the banks.

   In the event of a bank holding company's bankruptcy under Chapter 11 of the U.S. Bankruptcy Code, the trustee will be deemed to have assumed and is required to cure immediately any deficit under any commitment by the debtor holding company to any of the federal banking agencies to maintain the capital of an insured depository institution, and any claim for breach of such obligation will generally have priority over most other unsecured claims.

   Regulatory Restrictions on Dividends. The Federal Reserve Board has issued a policy statement with regard to the payment of cash dividends by bank holding companies. The policy statement provides that, as a matter of prudent banking, a bank holding company should not maintain a rate of cash dividends unless its net income available to common stockholders has been sufficient to fully fund the dividends, and the prospective rate of earnings retention appears to be consistent with the holding company's capital needs, asset quality and overall financial condition. Accordingly, a bank holding company should not pay cash dividends that exceed its net income or can only be funded in ways that weaken the bank holding company's financial health, such as by borrowing.

   In addition, as noted above, bank holding companies are expected under Federal Reserve Board policy, to serve as a source of financial strength for their depository institution subsidiaries. This requirement, and the capital adequacy requirements applicable to bank holding companies, described below under "Capital Adequacy Requirements," may also limit our ability to pay dividends.

   As a bank holding company, we are a legal entity separate and distinct from First State Bank of Taos. Our principal asset is the outstanding capital stock of First State Bank of Taos. As a result, our ability to pay dividends on our common stock will depend primarily on the ability of First State Bank of Taos to pay dividends to us in amounts sufficient to service our obligations. Dividend payments from First State Bank of Taos are subject to federal and state limitations, generally based on the capital level and current and retained earnings of the bank. Approval of the Federal Reserve Board is required, for example, for payment of any dividend if the total of all dividends declared by the bank in any calendar year would exceed the total of its net profits (as defined by regulatory agencies) for that year combined with its retained net profits for the preceeding two years. In addition, First State Bank of Taos may not pay a dividend in an amount greater than its net profits. First State Bank is also prohibited under federal law from paying any dividend that would cause it to become undercapitalized. In addition, the Federal regulatory agencies are authorized to prohibit a bank or bank holding company from engaging in an unsafe or unsound banking practice. The payment of dividends could, depending on the financial condition of First State Bank of Taos, be deemed to constitute an unsafe or unsound practice.

   Under New Mexico law, First State Bank of Taos may not pay a dividend on its common stock unless its remaining surplus after payment of such dividend is equal to at least 20% of its minimum common capital requirement. First State Bank of Taos is also prohibited from paying dividends from undivided profits if its reserves against deposits are impaired or will become impaired as a result of such payment.

   Capital Adequacy Requirements. We are subject to the Federal Reserve Board's risk-based capital and leverage guidelines for bank holding companies. The minimum ratio of total capital to risk-weighted assets (which are the credit risk equivalents of balance sheet assets and certain off balance sheet items such as standby letters of credit) is 8%. At least half of the total capital must be composed of common stockholders' equity (including retained earnings), qualifying non-cumulative perpetual preferred stock (and, for bank holding companies only, a limited amount of qualifying cumulative perpetual preferred stock), and minority interests in the equity accounts of consolidated subsidiaries, less goodwill, other disallowed intangibles and disallowed deferred tax assets, among other items ("Tier 1 Capital"). The remainder may consist of a limited amount of subordinated debt, other perpetual preferred stock, hybrid capital instruments, mandatory convertible debt securities that meet certain requirements, as well as a limited amount of reserves for loan losses ("Tier 2 Capital"). The maximum amount of Tier 2 Capital that may be included in an organization's qualifying total capital is limited to 100% of Tier 1 Capital. The Federal Reserve Board has also adopted a minimum leverage ratio for bank holding companies, requiring Tier 1 Capital of at least 3% of average total consolidated assets.

   Our primary subsidiary, First State Bank of Taos, also is subject to risk-based and leverage capital guidelines of the Federal Reserve Board which are similar to those established by the Federal Reserve Board for bank holding companies. As discussed below under "Enforcement Powers of the Federal Regulatory Agencies," failure to meet the minimum regulatory capital requirements could subject a banking institution to a variety of enforcement remedies available to federal regulatory authorities, including, in most severe cases, the termination of deposit insurance by the FDIC and the placement of the institution into conservatorship or receivership. The capital ratios for the First State Bancorporation and First State Bank of Taos are provided in the chart below.

                    Risk-Based Capital and Leverage Ratios

                                              As of March 31, 2002
                                               Risk-Based Ratios
                                            -----------------------
                                            Tier I   Total  Leverage
                                            Capital Capital  Ratio
                                            ------- ------- --------
           First State Bancorporation......  10.70%  11.84%   8.04%
           First State Bank of Taos........   9.44%  10.58%   7.10%
           Minimum required ratio..........   4.00%   8.00%   3.00%
           "Well capitalized" minimum ratio   6.00%  10.00%   5.00%

    The federal bank regulatory agencies' risk-based and leverage ratios are minimum supervisory ratios generally applicable to banking organizations that meet certain specified criteria, assuming that they have the highest regulatory rating. Banking organizations not meeting these criteria are expected to operate with capital positions well above the minimum ratios. The federal bank regulatory agencies may set capital requirements for a particular banking organization that are higher than the minimum ratios when circumstances warrant. Federal Reserve Board guidelines also provide that banking organizations experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels, without significant reliance on intangible assets. In addition, the regulations of the Federal Reserve Board provide that concentration of credit risk, interest rate risk and certain risks arising from nontraditional activities, as well as an institution's ability to manage these risks, are important factors to be taken into account by regulatory agencies in assessing an organization's overall capital adequacy. The agencies have also adopted an adjustment to the risk-based capital calculations to cover market risk in trading accounts of certain institutions.

    The federal bank regulatory agencies recently adopted amendments to their risk-based capital regulations to provide for the consideration of interest rate risk in the agencies' determination of a banking institution's capital adequacy. The amendments require such institutions to effectively measure and monitor their interest rate risk and to maintain capital adequate for that risk.

    Prompt Corrective Action. Under the Federal Deposit Insurance Corporation Improvement Act of 1991, the federal banking agencies must take prompt supervisory and regulatory actions against undercapitalized depository institutions. Depository institutions, such as First State Bank of Taos, are assigned one of five capital categories: "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized," and are subjected to differential regulation corresponding to the capital category within which the institution falls. Under certain circumstances, a well capitalized, adequately capitalized or undercapitalized institution may be treated as if the institution were in the next lower capital category. A depository institution is generally prohibited from making capital distributions (including paying dividends) or paying management fees to a holding company if the institution would thereafter be undercapitalized. Adequately capitalized institutions cannot accept, renew or roll over brokered deposits except with a waiver from the FDIC, and are subject to restrictions on the interest rates that can be paid on such deposits. Undercapitalized institutions may not accept, renew or roll over brokered deposits.

    The banking regulatory agencies are permitted or, in certain cases, required to take certain actions with respect to institutions falling within one of the three undercapitalized categories. Depending on the level of an institution's capital, the agency's corrective powers include, among other things:

   .  prohibiting the payment of principal and interest on subordinated debt;

   . prohibiting the holding company from making distributions without prior regulatory approval;

   .   placing limits on asset growth and restrictions on activities;

   .   placing additional restrictions on transactions with affiliates;

   .   restricting the interest rate the institution may pay on deposits;

   .   prohibiting the institution from accepting deposits from correspondent banks; and

   .   in the most severe cases, appointing a conservator or receiver for the institution.

    A banking institution that is undercapitalized is required to submit a capital restoration plan, and such a plan will not be accepted unless, among other things, the banking institution's holding company guarantees the plan up to a certain specified amount. Any such guarantee from a depository institution's holding company is entitled to a priority of payment in bankruptcy. Failure to meet capital guidelines could subject the bank to a variety of enforcement remedies by federal bank regulatory agencies, including termination of deposit insurance by the FDIC, and to certain restrictions on business. As of March 31, 2002, each of First State Bancorporation and First State Bank of Taos exceeded the required capital ratios for classification as "well capitalized."

    Enforcement Powers of the Federal Banking Agencies. The federal banking agencies have broad enforcement powers. Failure to comply with applicable laws, regulations and supervisory agreements could subject First State Bancorporation or First State Bank of Taos, as well as officers, directors and other institution-affiliated parties of these organizations, to administrative sanctions and potentially substantial civil money penalties. In addition to the grounds discussed under "Prompt Corrective Action," the appropriate federal banking agency may appoint the FDIC as conservator or receiver for a banking institution (or the FDIC may appoint itself, under certain circumstances) if any one or more of a number of circumstances exist, including, without limitation:

   . the fact that the banking institution is undercapitalized and has no reasonable prospect of becoming adequately capitalized;

   . fails to become adequately capitalized when required to do so;

   . fails to submit a timely and acceptable capital restoration plan; or

   . materially fails to implement an accepted capital restoration plan.

    Control Acquisitions. The Change in Bank Control Act prohibits a person or group of persons from acquiring "control" of a bank holding company unless the Federal Reserve Board has been notified and has not objected to the transaction. Under a rebuttable presumption established by the Federal Reserve Board, the acquisition of 10% or more of a class of voting stock of a bank holding company with a class of securities registered under Section 12 of the Securities Exchange Act of 1934, such as First State Bancorporation, would, under the circumstances set forth in the presumption, constitute acquisition of control of First State Bancorporation.

    In addition, any company is required to obtain the approval of the Federal Reserve Board under the BHCA before acquiring 25% (5% in the case of an acquiror that is a bank holding company) or more of the outstanding common stock of First State Bancorporation, or otherwise obtaining control or a "controlling influence" over First State Bancorporation.

    Restrictions on Transactions with Affiliates and Insiders. First State Bank of Taos is subject to restrictions under federal law that limit certain transactions with us, including loans, other extensions of credit, investments or asset purchases. Such transactions by a banking subsidiary with any one affiliate are limited in amount to 10% of the bank's capital and surplus and, with all affiliates together, to an aggregate of 20% of the bank's capital and surplus. Furthermore, such loans and extensions of credit, as well as certain other transactions, are required to be secured in specified amounts. These and certain other transactions, including any payment of money to us, must be on terms and conditions that are or in good faith would be offered to nonaffiliated companies.

    The restrictions on loans to directors, executive officers, principal stockholders and their related interests (collectively referred to herein as "insiders") contained in the Federal Reserve Act and Regulation O apply to all federally insured institutions and their subsidiaries and holding companies. These restrictions include limits on loans to one borrower and conditions that must be met before such a loan can be made. There is also an aggregate limitation on all loans to insiders and their related interests. These loans cannot exceed the institution's total unimpaired capital and surplus, and the FDIC may determine that a lesser amount is appropriate. Insiders are subject to enforcement actions for knowingly accepting loans in violation of applicable restrictions.

    The Gramm-Leach-Bliley Act. The GLBA became law on November 12, 1999, and key provisions affecting bank holding companies became effective March 11, 2000. The GLBA enables bank holding companies to acquire insurance companies and securities firms and effectively repeals depression-era laws which prohibited the affiliation of banks and these other financial services entities under a single holding company. Certain qualified bank holding companies and other types of financial service entities may elect to become financial holding companies under the new law. Financial holding companies are permitted to engage in activities considered financial in nature, as defined in the GLBA, and may engage in a broader range of activities than bank holding companies or banks. The GLBA will enable financial holding companies to offer a wide variety of financial services, or services incident to financial services, including banking, securities underwriting, merchant banking and insurance (both underwriting and agency services). The new financial services authorized by the GLBA also may be engaged in by a "financial subsidiary" of a national or state bank, with the exception of insurance or annuity underwriting, insurance company portfolio investments, real estate investment and development, and merchant banking, all of which must be conducted under the financial holding company.

    Community Reinvestment Act. First State Bank of Taos is subject to the CRA. The CRA and the regulations issued thereunder are intended to encourage banks to help meet the credit needs of their service area, including low and moderate income neighborhoods, consistent with the safe and sound operations of the banks. These regulations also provide for regulatory assessment of a bank's record in meeting the needs of its service area when considering applications to establish branches, merger applications and applications to acquire the assets and assume the liabilities of another bank. The Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA") requires federal banking agencies to make public a rating of a bank's performance under the CRA. In the case of a bank holding company, the CRA performance record of its bank subsidiaries are reviewed by federal banking agencies in connection with the filing of an application to acquire ownership or control of shares or assets of a bank or thrift or to merge with any other bank holding company. An unsatisfactory record can substantially delay or block the transaction. First State Bank of Taos received an "outstanding" CRA rating from the Federal Reserve at its most recent CRA examination.

    Consumer Laws and Regulations. In addition to the laws and regulations discussed herein, First State Bank of Taos is also subject to certain consumer laws and regulations that are designed to protect consumers in transactions with banks. While the list set forth herein is not exhaustive, these laws and regulations include the Truth in Lending Act, the Truth in Savings Act, the Electronic Funds Transfer Act, the Expedited Funds Availability Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Fair Credit Reporting Act, the New Mexico Unfair Practices Act and the Settlement Procedures Act among others. These laws and regulations mandate certain disclosure requirements and regulate the manner in which financial institutions must deal with customers when taking deposits, making loans to or engaging in other types of transactions with such customers.

    Effect on Economic Environment. The policies of regulatory authorities, especially the monetary policy of the Federal Reserve Board, have a significant effect on the operating results of bank holding companies and their subsidiaries. Among the means available to the Federal Reserve Board to affect the money supply are open market operations in U.S. Government securities, changes in the discount rate on member bank borrowings and changes in reserve requirements against member bank deposits. These means are used in varying combinations to influence overall growth and distribution of bank loans, investments and deposits, and their use may affect interest rates charged on loans or paid for deposits. Federal Reserve Board monetary policies have materially affected the operating results of commercial banks in the past and are expected to continue to do so in the future. The nature of future monetary policies and the effect of such policies on our business and earnings cannot be predicted.

    Future Legislation. Various legislation is from time to time introduced in Congress, and state legislatures with respect to the regulation of financial institutions. Such legislation may change the banking statutes and the operating environment of First State Bancorporation and its bank subsidiary in substantial and unpredictable ways. First State Bancorporation cannot determine the ultimate effect that potential legislation, if enacted, or implementing regulations, would have upon the financial condition or results of operations of First State Bancorporation or First State Bank of Taos.

                         DESCRIPTION OF CAPITAL STOCK

   The following descriptions do not purport to be complete and are subject to, and qualified in their entirety be reference to, our Restated Articles of Incorporation, our Bylaws, as amended to date, and our Shareholder Protection Rights Agreement.

Common Stock

   Voting. Our common stock is currently our only voting security. Shares of our preferred stock issued in the future may be granted voting rights at the discretion of our Board of Directors. On matters submitted to our shareholders, the holders of our common stock are entitled to one vote for each share held. No shares have cumulative voting rights.

   Dividends. Holders of shares of our common stock are entitled to receive any dividends declared by our Board of Directors out of funds legally available therefor. Our ability to pay cash dividends is subject to the ability of First State Bank of Taos to pay dividends or make other distributions to us, which in turn is subject to limitations imposed by law and regulation. See "Supervision and Regulation."

   Liquidation Rights. In the event of our liquidation or dissolution, all of our assets legally available for distribution after payment or provision for payment of (i) all of our debts and liabilities, (ii) any accrued dividend claims and (iii) liquidation preferences of any of our outstanding preferred stock, and will be distributed ratably, in cash or in kind, among the holders of our common stock.

   Common Stock Purchase Rights. On December 18, 1996, we paid a dividend of one right (a "Right") for each outstanding share of our common stock held of record at the close of business on November 20, 1996, or issued thereafter and before the Separation Time (as defined in the Rights Agreement) and thereafter pursuant to options and convertible securities outstanding at the Separation Time. The Rights were issued pursuant to a Shareholder Protection Rights Agreement, dated as of October 25, 1996 (the "Rights Agreement"), between us and American Securities Transfer & Trust, Inc., as Rights Agent. Each Right entitles its registered holder to purchase from us, after the Separation Time, one share of common stock for $45, subject to adjustment.

   The Rights Agreement provides that, until the Separation Time, the Rights will be transferred only with our common stock. Common stock certificates issued after the Record Date but before the Separation Time shall evidence one Right for each share of common stock represented thereby and shall contain a legend incorporating by reference the terms of the Rights Agreement (as amended from time to time). Notwithstanding the absence of the legend, certificates evidencing shares of common stock outstanding at the Record Date shall also evidence one Right for each share of common stock evidenced thereby. Promptly following the Separation Time, separate certificates evidencing the Rights will be mailed to holders of record of common stock at the Separation Time.

   The Rights Agreement is designed to protect shareholders in the event of an unsolicited attempt to acquire us for an inadequate price and to protect against abusive practices that do not treat all shareholders equally, such as, among others, partial and two-tier tender offers, coercive offers and creeping stock accumulation programs. These practices can pressure shareholders into tendering their common stock before realizing the full value or total potential of the investments. The Rights Agreement is intended to make the cost of abusive practices prohibitive and create an incentive for a potential acquirer to negotiate in good faith with our Board of Directors. The Rights Agreement is not intended to, and will not, prevent all unsolicited offers to acquire us. If an unsolicited offer is made, and our Board of Directors determines that it is fair and in the best interest of us and our shareholders, then, pursuant to the Rights Agreement, our Board of Directors has the authority to redeem the Rights and permit the offer to proceed. Essentially, the Rights Agreement will allow our Board of Directors to evaluate the fairness of any unsolicited offer and the credibility of the bidder, and will therefore enable our Board of Directors to represent the interests of all shareholders more effectively. Of course, in deciding whether to redeem the Rights in connection with any unsolicited offer, our Board of Directors will be bound by its fiduciary obligations to act in the best interests of us and our shareholders. The Rights Agreement is incorporated by reference as Exhibit 4.1 to the registration statement of which this prospectus is a part. For a detailed description of the Rights, see the description thereof contained in our registration statement on Form 8-A, dated November 15, 1996.

   Other Characteristics. Our common stock is not entitled to any preemptive right to subscribe for or receive any shares of any class of our stock (or any securities convertible into shares of our stock) issued in the future.

Preferred Stock

   Our Articles provide for one or more classes of Preferred Stock, which must be separately identified. The shares of any such class may be divided into and issued in series, with each series separately designated to distinguish the shares thereof from the shares of all other series and classes. The terms of each series shall be stated in a certificate of designations and may provide for, among other things, board representation, voting rights and dividend and liquidation preferences. All shares of the same class must be identical except as to certain relative rights and preferences specified in our Articles, as to which there may be variations between different series. Our preferred stock could be deemed to have an antitakeover effect in that, if a hostile takeover situation should arise, shares of our preferred stock could be issued to purchasers sympathetic with our management or others in such a way as to render more difficult or to discourage a merger, tender offer, proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management.

   The effects of the issuance of our preferred stock on the holders of our common stock could include, among other things, (i) reduction of the amount otherwise available for payments of dividends on common stock if dividends are payable on the series of preferred stock, (ii) restrictions on dividends on common stock if dividends on the series of preferred stock are in arrears,
(iii) dilution of the voting power of common stock if the series of preferred stock has voting rights, including a possible "veto" power if the series of preferred stock has class voting rights, (iv) dilution of the equity interest of holders of common stock if the series of preferred stock is convertible, and is converted, into common stock and (v) restrictions on the rights of holders of common stock to share in our assets upon liquidation until satisfaction of any liquidation preference granted to the holders of the series of preferred stock.

Certain Anti-Takeover Provisions

   Our Rights Agreement and certain provisions of our Articles could make more difficult an acquisition of us by means of a tender offer, a proxy contest or otherwise and the removal of incumbent officers and directors. These are intended to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to negotiate first with us.

   The following discussion is a summary of certain material provisions of our Articles, which could have anti-takeover effects.

   Classified Board of Directors. Under our Articles, our Board of Directors is classified into three classes, with the directors being elected for staggered, three-year terms. The classification of our Board of Directors will have the effect of making it more difficult to change the composition of our Board of Directors, because at least two annual meetings of our shareholders would be required to change the control of our Board of Directors rather than one. In addition, our Articles provide for the affirmative vote of two-thirds of our outstanding common stock to remove our directors without cause. This helps achieve the benefits of the classification since shareholders holding a simple majority of our common stock could not remove without cause the two classes of directors not standing for election in a particular year. The New Mexico Business Corporation Act currently provides for a simple majority vote to remove directors, with or without cause.

   Advance Notice of Shareholder Proposals and Nominations. Our Articles establish an advance notice procedure for shareholders to make nominations of candidates for election as directors or bring other business before a meeting of our shareholders (the "Shareholder Notice Procedure"). The Shareholder Notice Procedure provides that only persons who are nominated by, or at the direction of, our Board of Directors, or by a shareholder who has given timely written notice to our Secretary prior to the meeting at which directors are to be elected, will be eligible for election as our directors and that, at an annual meeting, only such business may be conducted as has been brought before the meeting by, or at the direction of, our Board of Directors or by a shareholder who has given timely written notice to our Secretary of such shareholder's intention to bring such business before such meeting.

   Notice will be timely if our Secretary receives it not less than 35 nor more than 50 days before the meeting, unless we have given less than 45 days prior notice or public disclosure of the meeting, in which case the shareholder will have until the 10th day after we gave notice or made public disclosure of the meeting to give notice. In the case of nominations for directors, our Articles further require that the shareholder's notice set forth certain information concerning the shareholder and the nominee. In the case of proposed business, the shareholder's notice shall briefly describe the business and the reasons for considering it, state the shareholder's name and address, represent that the shareholder is entitled to vote at the meeting and intends to appear in person or by proxy at the meeting, and state any material interest of the shareholder in the proposed business. The chairman of the meeting will have the power to receive a notice relating to a shareholder nomination or a proposal for business and will not accept nominations and proposals not made in accordance with these procedures. This provision requires notices in addition to those currently required by law to permit shareholders to make proposals at any meetings of shareholders.

   The advance notice requirements allow our Board of Directors to consider the qualifications of the proposed nominees for the reasons for the proposed business and, to the extent deemed necessary or desirable by our Board of Directors, to inform shareholders about those qualifications or reasons. Although these provisions do not give our Board of Directors any power to approve or disapprove shareholder nominations for election of directors or proposals for other business, they may have the effect of precluding a contest for the election of directors or proposals for other business if the procedures set forth in our Articles are not followed and may discourage or deter a third party from conducting a solicitation of proxies to elect its own slate of directors or to propose other business, without regard to whether this might be harmful or beneficial to us and our shareholders.

   Super-Majority Vote. Our Articles require the affirmative vote of 66.6% of our outstanding shares entitled to vote on the merger, consolidation, sale, lease or exchange of all or substantially all of our assets if the offeror or any affiliate of the offeror owns of record, or owns beneficially, directly or indirectly, more than 10% of any class of our equity securities.

                                 UNDERWRITING

   Subject to the terms and conditions of the underwriting agreement among us and the underwriters named below, who are represented by Keefe, Bruyette & Woods, Inc., Stifel, Nicolaus & Company, Incorporated and D.A. Davidson & Co., each underwriter has severally, but not jointly, agreed to purchase from us, and we have agreed to sell to the underwriters, the number of shares of common stock set forth opposite their names below:


                                                         No. of
                             Underwriter                 Shares
                             -----------                ---------
               Keefe, Bruyette & Woods, Inc............ 1,417,500
               Stifel, Nicolaus & Company, Incorporated   420,000
               D.A. Davidson & Co......................   262,500
                                                        ---------
               Total................................... 2,100,000
                                                        =========


   The underwriting agreement provides that the obligations of the underwriters are subject to approval of certain legal matters by counsel and to various other conditions customary in a firm commitment underwritten public offering. The underwriters are obligated to take and pay for all of the shares offered by this prospectus (other than those covered by the over-allotment option described below) if any are taken.

   The underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $ per share.

   We have granted options to the underwriters, exercisable during the 30-day period after the date of this prospectus, to purchase up to 315,000 additional shares of common stock at the public offering price set forth on the cover page of this prospectus, less the underwriting discounts and commissions. Each underwriter may exercise this option only to cover over-allotments, if any, incurred in the sale of the shares that underwriter has agreed to purchase. To the extent that an underwriter exercises such options, that underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares as is approximately the percentage of shares of common stock that it is obligated to purchase of the total number of the shares under the underwriting agreement and as shown in the table set forth above.

   The following table shows the public offering price, underwriting discounts and commissions and proceeds, before expenses, to us. Such amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option to purchase additional shares.

                                                         Total
                                               -------------------------
                                                       With     Without
                                                Per    Over      Over
                                               Share Allotment Allotment
                                               ----- --------- ---------
        Public offering price.................
        Underwriting discounts and commissions
        Proceeds, before expenses, to us......

   We estimate that expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $525,000.

   We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the underwriters may be required to make in respect thereof.

   We and each of our directors and executive officers have agreed not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of common stock or any securities convertible into or exchangeable or exercisable for common stock, or enter into any swap or any other arrangement that transfers to another any of the economic consequences of ownership of common stock, for a period of 90 days from the completion of this offering without the prior written consent of Keefe, Bruyette & Woods, Inc., except for certain customary exceptions that will apply to us and our officers and directors.

   In connection with this offering, the underwriters and certain selling group members and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the common stock. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M, pursuant to which such persons may bid for or purchase common stock for the purpose of stabilizing its market price. The underwriters also may create a short position for the account of the underwriters by selling more common stock in connection with the offering than they are committed to purchase from us, and in such case may purchase common stock in the open market following completion of the offering to cover all of a portion of such short position. The underwriters may also cover all or a portion of such short position, up to 315,000 shares of common stock, by exercising the underwriters' over-allotment option referred to above. Any transactions described in this paragraph may result in the maintenance of the price of the common stock at a level above that which might otherwise prevail in the open market. The underwriters are not required to engage in these activities, and, if they are undertaken, they may be discontinued at any time.

   In connection with this offering, underwriters who are qualified market makers on the Nasdaq National Market may engage in passive market making transactions in our common stock in accordance with Rule 103 of Regulation M under the Exchange Act. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid of such security; if all independent bids are lowered below the passive market maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded. A passive market maker must identify passive market making bids as such on the Nasdaq electronic inter-dealer reporting system. Passive market making may stabilize or maintain the market price of the common stock above independent market levels. The underwriters and dealers are not required to engage in passive market making and may end passive market making activities at any time.

   From time to time, the underwriters or certain of their affiliates have provided, and may continue to provide in the future, investment banking services to us and our affiliates, for which they have received, and expect to receive, customary compensation. Keefe, Bruyette & Woods, Inc. also acted as financial advisor and placement agent to us in connection with the First Community Industrial Bank acquisition and our recent offering of trust preferred securities, respectively, and earned customary fees for its services in connection therewith.

                                    EXPERTS

   Our consolidated financial statements as of December 31, 2001 and 2000 and for each of the years in the three-year period ended December 31, 2001, have been incorporated by reference in this prospectus in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.

   The financial statements of First Community Industrial Bank as of December 31, 2001 and 2000, and for each of the three years in the period ended December 31, 2001, included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein and elsewhere in the registration statement, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                                 LEGAL MATTERS

   Certain legal matters will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, Los Angeles, California. The validity of the shares offered hereby will be passed upon for us by our corporate counsel, Hinkle, Hensley, Shanor & Martin, LLP, Albuquerque, New Mexico. Marshall G. Martin, a partner in the firm of Hinkle, Hensley, Shanor & Martin, LLP, was elected to our board of directors in June 1997. Certain legal matters will be passed upon for the underwriters by Kirkpatrick & Lockhart LLP, Pittsburgh, Pennsylvania.

                      WHERE YOU CAN FIND MORE INFORMATION

   We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 and in New York, New York, and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC also maintains an internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC, including us.

   The SEC allows us to "incorporate by reference" the information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will update and supersede this information. We incorporate by reference the documents listed below, and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until our offering is completed.

    The following documents filed by us with the SEC are incorporated by reference in this prospectus:

   . Annual Report on Form 10-K for the year ended December 31, 2001;

   . Proxy Statement for our 2002 Annual Meeting of Shareholders, dated April
     26, 2002;

   . Quarterly Report on Form 10-Q for the quarter ended March 31, 2002;

   . Current Reports on Form 8-K dated May 22, 2002, June 26, 2002, July 19,
     2002 and July 25, 2002;

   . the description of our common stock purchase rights contained in our Registration Statement on Form 8-A, dated November 15, 1996; and

   . the description of our common stock contained in our Registration
     Statement on Form 8-A, dated April 25, 1997.

   You may request a copy of these filings, at no cost, by writing or calling us at the following address and telephone number: Brian C. Reinhardt, Chief Financial Officer, 7900 Jefferson, N.E., Albuquerque, New Mexico 87109, (505) 241-7598. Our telephone number is (505) 241-7500.

   You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone to provide you with different information. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

       INDEX TO FINANCIAL STATEMENTS OF FIRST COMMUNITY INDUSTRIAL BANK

Condensed Financial Statements of First Community Industrial Bank as of March 31, 2002 and
December 31, 2001 and for the Three Months Ended March 31, 2002 and 2001
Statements of Financial Condition.............................................................  F-3
Statements of Operations and Comprehensive Income.............................................  F-4
Statements of Cash Flows......................................................................  F-5

Financial Statements of First Community Industrial Bank for the Years Ended December 31, 2001,
2000 and 1999
Independent Auditors' Report.................................................................. F-10
Statements of Financial Condition............................................................. F-11
Statements of Operations and Comprehensive Income............................................. F-12
Statements of Stockholder's Equity............................................................ F-13
Statements of Cash Flows...................................................................... F-14

FIRST COMMUNITY
INDUSTRIAL BANK

Condensed Financial Statements as of March 31, 2002 and December 31, 2001 and for the Three Months Ended
March 31, 2002 and 2001 (Unaudited)

                        FIRST COMMUNITY INDUSTRIAL BANK

                  CONDENSED STATEMENTS OF FINANCIAL CONDITION
                      (IN THOUSANDS EXCEPT SHARE AMOUNTS)

                                                                     March 31,   December 31,
                                                                       2002          2001
                                                                    -----------  ------------
                              ASSETS                                (unaudited)
Cash............................................................... $        32    $     31
Money market accounts..............................................      12,652       6,740
                                                                    -----------    --------
   Cash and cash equivalents.......................................      12,684       6,771
                                                                    -----------    --------
Time deposit accounts..............................................       2,468       2,562
Investment securities available for sale...........................      29,054      28,749
                                                                    -----------    --------
       Total investments...........................................      31,522      31,311
                                                                    -----------    --------
Loans receivable...................................................     363,180     373,155
Less: Allowance for loan losses....................................      (3,172)     (3,172)
    Unearned interest and fees.....................................      (4,208)     (4,270)
                                                                    -----------    --------
       Net loans receivable........................................     355,800     365,713
                                                                    -----------    --------
Investment in Federal Home Loan Bank stock.........................       5,866       7,511
Property and equipment--net........................................         179         205
Accrued interest receivable........................................       2,470       2,810
Deferred tax assets................................................       1,149       1,042
Other assets.......................................................       2,622       1,308
                                                                    -----------    --------
       Total Assets................................................ $   412,292    $416,671
                                                                    ===========    ========
               LIABILITIES AND STOCKHOLDER'S EQUITY

Money market accounts.............................................. $    53,151    $ 50,122
Savings accounts...................................................       1,461       1,324
Certificates of deposit under $100,000.............................     159,567     157,891
Certificates of deposit $100,000 and over..........................      27,820      27,884
                                                                    -----------    --------
       Total interest bearing deposits.............................     241,999     237,221
                                                                    -----------    --------
Accrued interest payable...........................................       1,387       1,511
Federal Home Loan Bank advances....................................     100,000     110,000
Accounts payable--affiliate........................................         144       1,758
Income taxes payable--affiliate....................................       3,537       2,185
Other liabilities..................................................          78         251
                                                                    -----------    --------
       Total liabilities...........................................     347,145     352,926
                                                                    -----------    --------
Stockholder's Equity:
Common stock, $10 par value; authorized--600,000 shares; issued and
  outstanding--594,460 shares......................................       5,945       5,945
   Additional paid-in capital......................................      18,309      18,309
   Retained earnings...............................................      40,540      38,968
   Accumulated other comprehensive income..........................         353         523
                                                                    -----------    --------
       Total stockholder's equity..................................      65,147      63,745
                                                                    -----------    --------
Total Liabilities And Stockholder's Equity......................... $   412,292    $416,671
                                                                    ===========    ========

            See notes to unaudited condensed financial statements.

                        FIRST COMMUNITY INDUSTRIAL BANK

          CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME THREE MONTHS ENDED MARCH 31, 2002 AND 2001 (UNAUDITED) (IN THOUSANDS)

                                                                                           2002    2001
                                                                                          ------  -------
Interest income:
   Loans, including fees................................................................. $8,201  $ 9,789
   Investment securities and interest-bearing deposits...................................    482      754
                                                                                          ------  -------
       Total interest income.............................................................  8,683   10,543
Interest expense:
   Deposits..............................................................................  2,678    3,113
   Other.................................................................................  1,288    2,283
                                                                                          ------  -------
       Total interest expense............................................................  3,966    5,396
                                                                                          ------  -------
Net interest income......................................................................  4,717    5,147
Provision for loan losses................................................................    346      252
                                                                                          ------  -------
Net interest income after provision for loan losses......................................  4,371    4,895
Other noninterest income.................................................................     13       12
Noninterest expense:
   Salaries and wages....................................................................  1,105    1,184
   Occupancy and equipment...............................................................    218      225
   Other.................................................................................    516      583
                                                                                          ------  -------
       Total noninterest expense.........................................................  1,839    1,992
                                                                                          ------  -------
Income before income taxes...............................................................  2,545    2,915
Provision for federal and state income taxes.............................................    973    1,116
                                                                                          ------  -------
Net income...............................................................................  1,572    1,799
   Net unrealized holding gains (losses) on securities arising during period, net of tax.   (170)     167
                                                                                          ------  -------
Comprehensive income..................................................................... $1,402  $ 1,966
                                                                                          ======  =======


            See notes to unaudited condensed financial statements.

                        FIRST COMMUNITY INDUSTRIAL BANK

                      CONDENSED STATEMENTS OF CASH FLOWS
     THREE MONTHS ENDED MARCH 31, 2002 AND 2001 (UNAUDITED) (IN THOUSANDS)

                                                                                 2002      2001
                                                                               --------  --------
Cash flows from operating activities:
   Net income................................................................. $  1,572  $  1,799
   Reconciliation of net income to net cash provided by operating activities:
       Provision for loan losses..............................................      346       252
       Depreciation and amortization..........................................       57        (8)
       Gain on sale of other real estate owned................................       (8)      (18)
       Net accretion of discount on loans purchased...........................      (71)      (98)
       (Increase) decrease in assets:
          Accrued interest receivable.........................................      340       147
          Deferred tax assets.................................................     (107)      105
          Other assets........................................................   (1,531)     (386)
       (Decrease) increase in liabilities:
          Accrued interest payable............................................     (124)     (360)
          Income taxes payable--affiliate.....................................    1,458     1,416
          Accounts payable--affiliate.........................................   (1,614)   (1,640)
          Other liabilities...................................................     (173)      (56)
                                                                               --------  --------
              Net cash provided by operating activities.......................      145     1,153
                                                                               --------  --------
Cash flows from investing activities:
   Purchases of investment securities.........................................   (1,612)   (8,976)
   Proceeds from maturities of investment securities..........................    2,644     7,500
   Proceeds from maturities of time deposits..................................       95     1,077
   Net decrease in loans......................................................    9,638     7,027
   Proceeds from sale of other real estate owned..............................      225       137
   Net increase in property and equipment.....................................       --        (8)
                                                                               --------  --------
              Net cash provided by investing activities.......................   10,990     6,757
                                                                               --------  --------
Cash flows from financing activities:
   FHLB paydowns..............................................................  (10,000)  (13,900)
   Net repayment--revolving credit line--affiliate............................       --       (49)
   Net increase in deposits...................................................    4,778    11,764
                                                                               --------  --------
              Net cash used in financing activities...........................   (5,222)   (2,185)
                                                                               --------  --------
Net increase in cash and cash equivalents.....................................    5,913     5,725
Cash and cash equivalents:
   Beginning of period........................................................    6,771     2,141
                                                                               --------  --------
   End of period.............................................................. $ 12,684  $  7,866
                                                                               ========  ========
Supplemental disclosures of cash flow information:
   Interest paid.............................................................. $  4,090  $  5,756
                                                                               ========  ========
   Net federal and state income taxes paid (received)......................... $    202  $   (410)
                                                                               ========  ========


            See notes to unaudited condensed financial statements.

                        FIRST COMMUNITY INDUSTRIAL BANK

                    NOTES TO CONDENSED FINANCIAL STATEMENTS

1.  Condensed Financial Statements

   The accompanying condensed financial statements are unaudited and include the accounts of First Community Industrial Bank (the "Bank"). Information contained in the condensed financial statements of the Bank should be read in conjunction with the Bank's audited financial statements and notes thereto for the year ended December 31, 2001.

   The condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, the unaudited interim financial statements furnished reflect all adjustments considered necessary for a fair presentation. Operating results for the three-month period ended March 31, 2002, are not necessarily indicative of the results that may be expected for the year ending December 31, 2002.

2.  Loans Receivable

   Loans receivable at March 31, 2002 and December 31, 2001 are summarized as follows:


                                                  2002        2001
                                               ---------   ---------
                                               (Dollars in thousands)
            Real estate--residential.......... $ 256,795   $ 262,853
            Real estate--nonresidential.......    94,623      96,705
            Retail installment contracts......     6,160       6,648
            Other installment loans...........     5,602       6,949
                                               ---------   ---------
                                                 363,180     373,155
            Less: Unearned interest and fees      (4,208)     (4,270)
                 Allowance for loan losses        (3,172)     (3,172)
                                               ---------   ---------
            Loans receivable, net............. $ 355,800   $ 365,713
                                               =========   =========


   Loans receivable consist of a large group of small-balance homogenous loans that are collectively evaluated for impairment. Nonperforming loans at March 31, 2002 and December 31, 2001 totaled approximately $5,854,000 and $5,513,000.
Nonperforming loans are collectively evaluated for impairment in conjunction with the overall portfolio. There were no material outstanding commitments related to the above nonperforming loans at March 31, 2002. Interest, which would have been earned under the original terms on nonaccrual loans, does not significantly differ from actual amounts recorded.

   Activity in the Bank's allowance for loan losses is as follows:

                                                  Three Months
                                                 Ended March 31,
                                                 --------------
                                                  2002    2001
                                                 ------  ------
                                                   (Dollars in
                                                   thousands)
                Balance, January 1.............. $3,172  $3,172
                   Provision charged to expense.    346     252
                   Charge-offs..................   (391)   (310)
                   Recoveries...................     45      58
                                                 ------  ------
                Balance, end of period.......... $3,172  $3,172
                                                 ======  ======

                        FIRST COMMUNITY INDUSTRIAL BANK

   The Bank had no outstanding loans to its directors or their affiliates at March 31, 2002 or December 31, 2001.

   Commitments to extend credit are agreements to lend to customers as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis, and the amount of required collateral is based thereon. Commitments to extend credit totaled approximately $21,774,000 at March 31, 2002 and $19,957,000 at December 31, 2001. There were no letters of credit outstanding at March 31, 2002 or December 31, 2001.

   No loans receivable were pledged at March 31, 2002 or December 31, 2001.

3.  Restrictions on Dividends

   The amount of dividends that the Bank may pay is limited by applicable laws and regulations. Banks incorporated under the laws of Colorado may pay dividends without regulatory approval only to the extent that the total of all dividends declared in a year do not exceed the total of their net profit of that year combined with their retained net profits of the two preceding years. Additionally, state law requires the maintenance of adequate capital levels. The Federal Deposit Insurance Corporation ("FDIC") imposes no dollar limit on dividends paid by state-chartered banks but requires maintenance of adequate capital levels. At March 31, 2002, approximately $497,000 was available for payment of dividends under the State of Colorado's regulatory guidelines. Through March 31, 2002, no dividends were paid.

4.  Regulatory Capital Adequacy

   The Bank is subject to various regulatory capital requirements administered by federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items, which are calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

   Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of Total and Tier I capital to Risk-Weighted Assets, and of Tier I capital to Average Assets (as defined in the regulations). Management believes, as of March 31, 2002, that the Bank meets all capital adequacy requirements to which it is subject.

   As of December 31, 2001, the most recent notification from the FDIC categorized the Bank's capital as well capitalized and as having more than adequate capital protection. To be categorized as well capitalized, the Bank must maintain minimum Total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

                        FIRST COMMUNITY INDUSTRIAL BANK

   The Bank's actual capital amounts and ratios are as follows:

                                                                                      To Be Well Capitalized
                                                      For Capital Adequacy            Under Prompt Corrective
                                   Actual                   Purposes                     Action Provisions
                              ----------------- -------------------------------- ---------------------------------
                                Amount    Ratio   Amount           Ratio           Amount            Ratio
                              ----------- ----- ----------- -------------------- ----------- ---------------------
As of March 31, 2002:
 Total Capital
   (to Risk Weighted Assets). $68,124,490 23.0% $23,690,691 (greater or =)  8.0% $29,613,364 (greater or =)  10.0%
 Tier I Capital
   (to Risk Weighted Assets). $64,793,796 21.9% $11,845,346 (greater or =)  4.0% $17,768,018 (greater or =)   6.0%
 Tier I Capital
   (to Average Assets)....... $64,793,796 15.9% $16,288,458 (greater or =)  4.0% $20,360,573 (greater or =)   5.0%

As of December 31, 2001:
 Total Capital
   (to Risk Weighted Assets). $66,629,032 22.0% $24,199,448 (greater or =)  8.0% $30,249,311 (greater or =)  10.0%
 Tier I Capital
   (to Risk Weighted Assets). $63,221,767 20.9% $12,099,724 (greater or =)  4.0% $18,149,586 (greater or =)   6.0%
 Tier I Capital
   (to Average Assets)....... $63,221,767 15.4% $16,479,791 (greater or =)  4.0% $20,599,739 (greater or =)   5.0%

5.  Transactions with Related Parties

   The Bank had an arrangement with BFC for a $100 million revolving credit line, which expires on December 31, 2002. Under the revolving credit line, interest is payable monthly and equals WMFC's weighted-average commercial paper rate (2.1% and 3.1% at March 31, 2002 and December 31, 2001, respectively). There were no outstanding borrowings under the line of credit as of March 31, 2002 or December 31, 2001. Interest expense related to the debt outstanding during the quarter was approximately $63,000 and $0 for year to date March 31, 2002 and 2001, respectively.

   WMFC provides limited supervisory, accounting and administrative resources to the Bank at no cost. WMFC also provides data processing services to the Bank. Data processing service fees paid to WMFC during the quarter was approximately $157,000 and $205,000 for year to date March 31, 2002 and 2001, respectively. Management does not believe the Bank's operating results would be materially different if operated on a stand-alone basis.

6.  Commitments and Contingencies

   The Bank is routinely involved in litigation incidental to its business. It is management's opinion that the aggregate liability arising from the disposition of all such pending litigation will not have a material adverse effect on the Bank.

FIRST COMMUNITY
INDUSTRIAL BANK

Financial Statements
for the Years Ended December 31, 2001, 2000 and 1999 and Independent Auditors' Report

                         INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of First Community Industrial Bank
  Tampa, Florida

We have audited the accompanying statements of financial condition of First Community Industrial Bank (the "Bank") as of December 31, 2001 and 2000, and the related statements of operations and comprehensive income, stockholder's equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial condition of First Community Industrial Bank as of December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP
March 8, 2002
(May 22, 2002 as to Note 16)

                        FIRST COMMUNITY INDUSTRIAL BANK

                       STATEMENTS OF FINANCIAL CONDITION
        DECEMBER 31, 2001 AND 2000 (IN THOUSANDS EXCEPT SHARE AMOUNTS)

                                                                          2001      2000
                                                                        --------  --------
                                ASSETS
Cash................................................................... $     31  $    720
Money market accounts..................................................    6,740     1,421
                                                                        --------  --------
   Cash and cash equivalents...........................................    6,771     2,141
                                                                        --------  --------
Time deposit accounts..................................................    2,562     5,928
Investment securities available for sale...............................   28,749    23,054
                                                                        --------  --------
       Total investments...............................................   31,311    28,982
                                                                        --------  --------
Loans receivable.......................................................  373,155   386,735
Less: Allowance for loan losses........................................   (3,172)   (3,172)
    Unearned interest and fees.........................................   (4,270)   (4,212)
                                                                        --------  --------
       Net loans receivable............................................  365,713   379,351
                                                                        --------  --------
Investment in Federal Home Loan Bank stock.............................    7,511     7,840
Property and equipment--net............................................      205       277
Accrued interest receivable............................................    2,810     3,140
Deferred tax assets....................................................    1,042     1,859
Other assets...........................................................    1,308       752
                                                                        --------  --------
       Total Assets.................................................... $416,671  $424,342
                                                                        ========  ========

                 LIABILITIES AND STOCKHOLDER'S EQUITY
Money market accounts.................................................. $ 50,122  $ 17,013
Savings accounts.......................................................    1,324     1,467
Certificates of deposit under $100,000.................................  157,891   150,057
Certificates of deposit $100,000 and over..............................   27,884    22,436
                                                                        --------  --------
       Total interest bearing deposits.................................  237,221   190,973
                                                                        --------  --------
Accrued interest payable...............................................    1,511     2,086
Revolving credit line--affiliate.......................................       --        49
Federal Home Loan Bank advances........................................  110,000   156,800
Accounts payable--affiliate............................................    1,758     1,953
Income taxes payable--affiliate........................................    2,185     2,193
Other liabilities......................................................      251       345
                                                                        --------  --------
       Total liabilities...............................................  352,926   354,399
                                                                        --------  --------
Commitments and Contingent Liabilities (Notes 6, 13, and 14)
Stockholder's Equity:
   Common stock, $10 par value; authorized--600,000 shares; issued and
     outstanding--594,460 shares.......................................    5,945     5,945
   Additional paid-in capital..........................................   18,309    18,309
   Retained earnings...................................................   38,968    45,550
   Accumulated other comprehensive income..............................      523       139
                                                                        --------  --------
       Total stockholder's equity......................................   63,745    69,943
                                                                        --------  --------
Total Liabilities and Stockholder's Equity............................. $416,671  $424,342
                                                                        ========  ========

                      See notes to financial statements.

                        FIRST COMMUNITY INDUSTRIAL BANK

               STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
          YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999 (IN THOUSANDS)

                                                                                2001     2000     1999
                                                                               ------- -------  -------
Interest income:
   Loans, including fees...................................................... $37,753 $38,641  $32,760
   Investment securities and interest-bearing deposits........................   2,538   2,472    1,919
                                                                               ------- -------  -------
       Total interest income..................................................  40,291  41,113   34,679
Interest expense:
   Deposits...................................................................  12,728  10,627   10,828
   Other......................................................................   6,668  10,486    5,148
                                                                               ------- -------  -------
       Total interest expense.................................................  19,396  21,113   15,976
                                                                               ------- -------  -------
Net interest income...........................................................  20,895  20,000   18,703
Provision for loan losses.....................................................   1,124    (717)    (200)
                                                                               ------- -------  -------
Net interest income after provision for loan losses...........................  19,771  20,717   18,903
Other noninterest income......................................................      92     163      242
Noninterest expense:
   Salaries and wages.........................................................   4,508   4,900    4,289
   Occupancy and equipment....................................................     855     858      800
   Advertising................................................................      13      59      110
   Other......................................................................   2,560   2,677    2,289
                                                                               ------- -------  -------
       Total noninterest expense..............................................   7,936   8,494    7,488
                                                                               ------- -------  -------
Income before income taxes....................................................  11,927  12,386   11,657
Provision for federal and state income taxes..................................   4,562   4,737    4,459
                                                                               ------- -------  -------
Net income....................................................................   7,365   7,649    7,198
Net unrealized holding gains (losses) on securities arising during period, net
  of tax......................................................................     384     261     (163)
                                                                               ------- -------  -------
Comprehensive income.......................................................... $ 7,749 $ 7,910  $ 7,035
                                                                               ======= =======  =======


                      See notes to financial statements.

                        FIRST COMMUNITY INDUSTRIAL BANK

                      STATEMENTS OF STOCKHOLDER'S EQUITY
          YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999 (IN THOUSANDS)

                                                             Accumulated
                                                 Additional     Other
                                          Common  Paid-In   Comprehensive Retained
                                          Stock   Capital   Income (Loss) Earnings    Total
                                          ------ ---------- ------------- --------  --------
Balance, December 31, 1998............... $5,945  $18,309       $  41     $ 35,296  $ 59,591
Net income...............................     --       --          --        7,198     7,198
Dividends paid...........................     --       --          --       (2,451)   (2,451)
Net unrealized holding loss on investment
  securities--net of tax.................     --       --        (163)          --      (163)
                                          ------  -------       -----     --------  --------
Balance, December 31, 1999...............  5,945   18,309        (122)      40,043    64,175
Net income...............................     --       --          --        7,649     7,649
Dividends paid...........................     --       --          --       (2,142)   (2,142)
Net unrealized holding gain on investment
  securities--net of tax.................     --       --         261           --       261
                                          ------  -------       -----     --------  --------
Balance, December 31, 2000...............  5,945   18,309         139       45,550    69,943
Net income...............................     --       --          --        7,365     7,365
Dividends paid...........................     --       --          --      (13,947)  (13,947)
Net unrealized holding gain on investment
  securities--net of tax.................     --       --         384           --       384
                                          ------  -------       -----     --------  --------
Balance, December 31, 2001............... $5,945  $18,309       $ 523     $ 38,968  $ 63,745
                                          ======  =======       =====     ========  ========


                      See notes to financial statements.

                        FIRST COMMUNITY INDUSTRIAL BANK

                           STATEMENTS OF CASH FLOWS
          YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999 (IN THOUSANDS)

                                                                         2001      2000      1999
                                                                      ---------  --------  --------
Cash flows from operating activities:
   Net income........................................................ $   7,365  $  7,649  $  7,198
       Reconciliation of net income to net cash provided by
         operating activities:.......................................
       Provision for loan losses.....................................     1,124      (717)     (200)
       Depreciation and amortization.................................       106        84        84
       (Gain) loss on sale of other real estate owned................      (112)      (47)        2
       Net accretion of discount on loans purchased..................      (282)     (448)     (395)
       (Increase) decrease in assets:
       Accrued interest receivable...................................       330      (395)     (259)
       Deferred tax assets...........................................       817       153       (84)
       Other assets..................................................    (1,993)   (1,538)     (830)
       (Decrease) increase in liabilities:
       Accrued interest payable......................................      (575)      555       342
       Income taxes payable--affiliate...............................      (248)     (808)      880
       Accounts payable--affiliate...................................      (195)   (2,236)    3,747
       Other liabilities.............................................       (94)       37      (207)
                                                                      ---------  --------  --------
          Net cash provided by operating activities..................     6,243     2,289    10,278
                                                                      ---------  --------  --------
Cash flows from investing activities:
   Purchases of investment securities................................   (15,365)  (15,669)  (16,632)
   Purchases of time deposit accounts................................        --      (297)   (2,145)
   Proceeds from maturities of investment securities.................    10,630     6,108     7,882
   Proceeds from maturities of time deposit accounts.................     3,367     6,381     7,305
   Net decrease (increase) in loans..................................    12,796   (13,456)  (79,113)
   Proceeds from sale of other real estate owned.....................     1,549     1,403       428
   Net increase in property and equipment............................       (48)      (38)     (242)
                                                                      ---------  --------  --------
          Net cash provided by (used in) investing activities........    12,929   (15,568)  (82,517)
                                                                      ---------  --------  --------
Cash flows from financing activities:
   FHLB advances.....................................................   100,000    82,900   102,005
   FHLB paydowns.....................................................  (146,800)  (42,005)  (60,000)
   Net (repayment) borrowing--revolving credit line--affiliate.......       (43)  (26,722)   25,868
   Dividends paid....................................................   (13,947)   (2,142)   (2,451)
   Net increase (decrease) in deposits...............................    46,248       (68)    2,471
                                                                      ---------  --------  --------
          Net cash (used in) provided by financing activities........   (14,542)   11,963    67,893
                                                                      ---------  --------  --------
Net increase (decrease) in cash and cash equivalents.................     4,630    (1,316)   (4,346)
Cash and cash equivalents:
   Beginning of year.................................................     2,141     3,457     7,803
                                                                      ---------  --------  --------
   End of year....................................................... $   6,771  $  2,141  $  3,457
                                                                      =========  ========  ========
Supplemental disclosures of cash flow information:
Interest paid........................................................ $  19,971  $ 20,557  $ 15,634
                                                                      =========  ========  ========
   Federal and state income taxes paid (net of refunds).............. $   3,984  $  5,407  $  3,658
                                                                      =========  ========  ========

                      See notes to financial statements.

                        FIRST COMMUNITY INDUSTRIAL BANK

                         NOTES TO FINANCIAL STATEMENTS
                 YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

1.  Ownership and Operations

   The financial statements of First Community Industrial Bank (the "Bank") include the accounts of the ten branches whose operations are located in Colorado and Utah. The Bank is a wholly owned subsidiary of Blazer Financial Corporation ("BFC") which is a wholly owned subsidiary of Washington Mutual Finance Corporation ("WMFC"). WMFC is an indirect, wholly owned subsidiary of Washington Mutual, Inc. ("WMI"). As a result, the ultimate parent company of the Bank is WMI.

2.  Summary of Significant Accounting Policies

   The accounting and reporting policies of the Bank conform with accounting principles generally accepted in the United States of America and general practices of the banking industry. The following is a description of the more significant accounting and reporting policies.

   Cash and Cash Equivalents--The Bank considers cash, interest-bearing deposits in other depository institutions, and all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

   Investment Securities--Debt and equity securities are classified as available-for-sale and are reported at fair value, with unrealized holding gains and losses excluded from earnings and reported, net of taxes, as other comprehensive income (loss) within stockholder's equity.

   Gains and losses on investment securities are recorded when realized on a specific identification basis.

   Loans Receivable--Loans are stated at the principal amount outstanding, net of deferred loan fees and any discounts or premiums on purchased loans. Interest income on loans is accrued principally using constant yield methods. Discounts and premiums on purchased loans are amortized as an adjustment to yield over the contractual life of the related loans. All loan fees and directly related lending costs are deferred and amortized as an adjustment to yield over the contractual life of the related loans.

   Interest on loans is accrued daily on the principal balances outstanding. The accrual of interest income is generally discontinued when a loan becomes 90 days past due as to principal and interest. At the time a loan becomes designated as nonaccrual, any accrued interest relating to the current year is reversed and charged against current earnings. Further, accrued interest relating to prior years is charged against the allowance for loan losses. Interest payments received on nonaccrual loans are generally applied to the principal balance of the loan unless the collateral underlying the loan is sufficient to ensure collection of all of the principal, in which case the payment is credited to interest income. Management may elect to continue the accrual of interest when the loan is in the process of collection and the realizable value of the collateral is sufficient to cover the principal balance and accrued interest.

   Allowance for Loan Losses--The allowance for loan losses is increased and decreased by provisions for loan losses charged, or credited, to expense and reduced by loans charged off, net of recoveries. The provision for loan losses is determined based on management's evaluation of past loan loss experience, current economic conditions, and the composition and size of the portfolio. The allowance for loan losses is maintained at a level considered adequate by management to provide for potential losses inherent in the existing loan portfolio. Loans receivable consist of a large group of small-balance homogenous loans that are collectively evaluated for impairment.

                        FIRST COMMUNITY INDUSTRIAL BANK

                 YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999


   Fair Values of Financial Instruments--Quoted market prices are used, where available, to estimate the fair value of financial instruments. Because no quoted market prices exist for a significant portion of the Bank's financial instruments, fair value is estimated using comparable market prices for similar instruments or using management's estimates of appropriate discount rates and cash flows for the underlying asset or liability. A change in management's assumptions could significantly affect these estimates. Accordingly, the Bank's fair value estimates are not necessarily indicative of the value that would be realized upon disposition of the financial instruments. The Bank, in estimating its fair value disclosures for financial instruments, used the following methods and assumptions:

      Investment Securities: Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

      Loans Receivable: The approximate fair value of loans is estimated by discounting the future cash flows using current rates at which similar loans would be made with similar maturities to borrowers with similar credit ratings. The fair value is not adjusted for the value of potential loan renewals from existing borrowers.

      Deposit Liabilities: The fair values disclosed for fixed-rate savings certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregate expected maturities on time deposits. The fair values disclosed for savings and money market accounts are, by definition, equal to the amount payable on demand at the reporting date.

      Revolving Credit Line--Affiliate: The carrying amount reported in the statement of financial condition for the revolving credit line--affiliate approximates its fair value given its variable rate feature.

      FHLB Advances: The carrying amount reported in the statement of financial condition for short-term advances, approximates their fair value given their brief maximum terms. The approximate fair value for long-term advances is estimated using rates currently available to the Bank for advances with similar terms and remaining maturities.

   Federal Home Loan Bank Stock--The Bank's investment in the stock of the Federal Home Loan Bank ("FHLB") is recorded at cost, as the stock can only be sold to, or redeemed by, the FHLB at par.

   Property, Equipment and Leasehold Improvements--Property, equipment, and leasehold improvements are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method and is charged to operating expense over the estimated useful lives of the related assets, ranging from 3 to 7 years. Costs of major additions and improvements are capitalized, while expenditures for maintenance and repairs are charged to operations as incurred. At December 31, 2001 and 2000, accumulated depreciation totaled approximately $1,304,000 and $1,183,000.

   Other Real Estate Owned--Real estate owned is valued at lower of cost or fair value less estimated costs to sell and is included in other assets. These values are periodically reviewed and adjusted, as necessary. Costs of holding real estate, and related gains and losses on disposition, are credited or charged to noninterest expense as incurred.

   Income Taxes--The Bank is included in the consolidated federal and state income tax returns filed by WMI. Income taxes currently payable will be remitted to WMI. Federal income taxes are allocated between WMI and its subsidiaries in proportion to the respective contribution to consolidated income or loss, while state taxes are allocated on a separate return basis.

                        FIRST COMMUNITY INDUSTRIAL BANK

                 YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999


   Taxes on income are determined using the asset and liability method. This approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Bank's financial statements or tax returns. In estimating future tax consequences, the Bank considers all expected future events other than changes in the tax law or rates.

   The Bank has recorded a net deferred tax asset of approximately $1,042,000 at December 31, 2001. Realization of the deferred tax asset is dependent upon generating sufficient taxable income prior to expiration of loss carryforwards available to the Bank. Although realization is not assured, management believes it is more likely than not that all of the remaining net deferred tax assets will be realized. The amount of the net deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

   Estimates--The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

   Recently Issued Accounting Standards--The Bank adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS Nos. 137 and 138, and as interpreted by the Financial Accounting Standards Board ("FASB") and the Derivatives Implementation Group through Statement 133 Implementation Issues, as of January 1, 2001. The Bank did not enter into any agreements or contracts that met the definition of a derivative instrument that would require bifurcation under SFAS No. 133. The adoption of SFAS No. 133 did not have any impact on the financial position, results of operations, or cash flows of the Bank.

   In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. SFAS No. 142 eliminates the amortization of goodwill relating to past and future acquisitions and instead subjects goodwill to an impairment assessment. The provisions of SFAS No. 142 will apply to existing goodwill and other intangible assets effective January 1, 2002. Management believes the adoption of SFAS No. 141 and SFAS No. 142 will not have a material impact on the results of operations or financial condition of the Bank.

   In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible, long-lived assets and the associated retirement costs. This Statement is effective January 1, 2003 and is not expected to have a material impact on our results of operations or financial condition of the Bank.

   In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. This Statement supercedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for

                        FIRST COMMUNITY INDUSTRIAL BANK

                 YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

Long-Lived Assets to Be Disposed Of, but retains the requirements relating to recognition and measurement of an impairment loss and resolves certain implementation issues resulting from SFAS No. 121. This Statement became effective January 1, 2002 and is not expected to have a material impact on the results of operations or financial condition of the Bank.

3.   Investment Securities

   At December 31, 2001 and 2000, all investment securities were classified as available-for-sale and reported at fair value. At December 31, 2001 and 2000, net unrealized holding gains, net of income taxes, of approximately $523,000 and $139,000, were recorded as accumulated other comprehensive income and presented as a separate component of stockholder's equity. Investment securities available for sale as of December 31, 2001 and 2000 were as follows:

                                                                 Gross
                                                              Unrealized Holding
                                                    Amortized -----------------  Approximate
                                                      Cost    Gains    Losses    Fair Value
                                                    --------- -----    ------    -----------
                                                          (Dollars in thousands)
December 31, 2001:
   U.S. Government agency securities...............  $22,350  $826      $ --       $23,176
   Obligations of states and politial subdivisions.      501    23        --           524
   Mutual fund investments.........................    5,049    --        --         5,049
                                                     -------  ----      ----       -------
       Total.......................................  $27,900  $849      $ --       $28,749
                                                     =======  ====      ====       =======
December 31, 2000:
   U.S. Government agency securities...............  $21,156  $239      $(13)      $21,382
   Obligations of states and politial subdivisions.      502     5        --           507
   Mutual fund investments.........................    1,165    --        --         1,165
                                                     -------  ----      ----       -------
       Total.......................................  $22,823  $244      $(13)      $23,054
                                                     =======  ====      ====       =======

   There were no significant realized gains or losses recorded during 2001, 2000 or 1999.

   The following table presents the maturities of investment securities available for sale at December 31, 2001. Mutual fund investments have been included as due in one year or less due to their liquidity.

                                                Amortized  Approximate
                                                  Cost     Fair Value
                                                ---------  -----------
                                                (Dollars in thousands)
          Due in one year or less..............  $ 9,066     $ 9,166
          Due after one year through five years   18,834      19,583
          Due after five years.................       --          --
                                                 -------     -------
          Total................................  $27,900     $28,749
                                                 =======     =======

   No investment securities were pledged at December 31, 2001 or 2000.

                        FIRST COMMUNITY INDUSTRIAL BANK

                 YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999


4.  Loans Receivable

   Loans receivable at December 31, 2001 and 2000 are summarized as follows:

                                                   2001        2000
                                                 --------    --------
                                                 (Dollars in thousands)
            Real estate--residential............ $262,853    $254,452
            Real estate--nonresidential.........   96,705     105,391
            Retail installment contracts........    6,648      15,858
            Other installment loans.............    6,949      11,034
                                                 --------    --------
                                                  373,155     386,735
            Less: Unearned interest and fees....   (4,270)     (4,212)
                Allowance for loan losses.......   (3,172)     (3,172)
                                                 --------    --------
            Loans receivable, net............... $365,713    $379,351
                                                 ========    ========

   Loans receivable consist of a large group of small-balance homogenous loans that are collectively evaluated for impairment. Nonperforming loans at December 31, 2001 and 2000 totaled approximately $5,513,000 and $2,167,000.
Nonperforming loans are collectively evaluated for impairment in conjunction with the overall portfolio. There were no material outstanding commitments related to the above nonperforming loans at December 31, 2001. Interest, which would have been earned under the original terms on nonaccrual loans, does not significantly differ from actual amounts recorded.

   Activity in the Bank's allowance for loan losses is as follows:

                                              2001     2000    1999
                                            -------  -------  ------
                                             (Dollars in thousands)
           Balance, January 1.............. $ 3,172  $ 5,048  $5,928
              Provision charged to expense.   1,124     (717)   (200)
              Charge-offs..................  (1,309)  (1,331)   (848)
              Recoveries...................     185      172     168
                                            -------  -------  ------
           Balance, December 31............ $ 3,172  $ 3,172  $5,048
                                            =======  =======  ======

   The Bank had no outstanding loans to its directors or their affiliates at December 31, 2001 or 2000.

   Commitments to extend credit are agreements to lend to customers as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis, and the amount of required collateral is based thereon. Commitments to extend credit totaled approximately $19,957,000 and $22,303,000 at December 31, 2001 and 2000. There were no letters of credit outstanding at December 31, 2001 or 2000.

   No loans receivable were pledged at December 31, 2001 or 2000.

                        FIRST COMMUNITY INDUSTRIAL BANK

                 YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999


5.  Customer Deposits

   The Bank's customer deposits as of December 31, 2001 are summarized as follows:

                                                    2001         2000
                                                ------------ ------------
                                                 (Dollars in thousands)
      Money market accounts.................... $     50,122 $     17,013
      Savings accounts.........................        1,324        1,467
      Certificates of deposit under $100,000...      157,891      150,057
      Certificates of deposit $100,000 and over       27,884       22,436
                                                ------------ ------------
         Total................................. $    237,221 $    190,973
                                                ============ ============

   Maturities of certificates of deposit are approximately $140.4 million in 2002, $34.7 million in 2003, $6.3 million in 2004, and $4.4 million thereafter.

   Interest expense in 2001, 2000, and 1999 related to customer deposits was approximately $12.7 million, $10.6 million, and $10.8 million, respectively.

6.  Restrictions on Dividends

   The amount of dividends that the Bank may pay is limited by applicable laws and regulations. Banks incorporated under the laws of Colorado may pay dividends without regulatory approval only to the extent that the total of all dividends declared in a year do not exceed the total of their net profit of that year combined with their retained net profits of the two preceding years. Additionally, state law requires the maintenance of adequate capital levels. The Federal Deposit Insurance Corporation ("FDIC") imposes no dollar limit on dividends paid by state-chartered banks but requires maintenance of adequate capital levels. At December 31, 2001, approximately $17.6 million was available for payment of dividends under the State of Colorado's regulatory guidelines. During 2001, approximately $13.9 million in dividends were paid.

7.  Regulatory Capital Adequacy

   The Bank is subject to various regulatory capital requirements administered by federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items, which are calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

   Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of Total and Tier I capital to Risk-Weighted Assets, and of Tier I capital to Average Assets (as defined in the regulations). Management believes, as of December 31, 2001, that the Bank meets all capital adequacy requirements to which it is subject.

   As of December 31, 2001, the most recent notification from the FDIC categorized the Bank as well capitalized and as having more than adequate capital protection. To be categorized as well capitalized, the Bank

                        FIRST COMMUNITY INDUSTRIAL BANK

                 YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

must maintain minimum Total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

   The Bank's actual capital amounts and ratios are as follows:

                                                                                      To Be Well Capitalized
                                                          For Capital                 Under Prompt Corrective
                                   Actual              Adequacy Purposes                 Action Provisions
                              ----------------- -------------------------------- ---------------------------------
                                Amount    Ratio   Amount           Ratio           Amount            Ratio
                              ----------- ----- ----------- -------------------- ----------- ---------------------
As of December 31, 2001:
 Total Capital
   (to Risk Weighted Assets). $66,629,032 22.0% $24,199,448 (greater or =)  8.0% $30,249,311 (greater or =)  10.0%
 Tier I Capital
   (to Risk Weighted Assets). $63,221,767 20.9% $12,099,724 (greater or =)  4.0% $18,149,586 (greater or =)   6.0%
 Tier I Capital
   (to Average Assets)....... $63,221,767 15.4% $16,479,791 (greater or =)  4.0% $20,599,739 (greater or =)   5.0%

As of December 31, 2000:
 Total Capital
   (to Risk Weighted Assets). $73,034,265 22.9% $25,511,524 (greater or =)  8.0% $31,889,405 (greater or =)  10.0%
 Tier I Capital
   (to Risk Weighted Assets). $69,800,011 21.9% $12,755,762 (greater or =)  4.0% $19,133,643 (greater or =)   6.0%
 Tier I Capital
   (to Average Assets)....... $69,800,011 16.6% $16,872,459 (greater or =)  4.0% $21,090,574 (greater or =)   5.0%

8.  Noninterest Expense--Other

   Components of other noninterest expense for the years ended December 31, 2001, 2000, and 1999 are listed below:

                                                  2001     2000   1999
                                                 ------   ------ ------
                                                 (Dollars in thousands)
          Data processing and telecommunications $1,021   $  875 $  903
          Expenses related to real estate owned.     42      175      4
          Printing and office supplies..........    160      142    222
          Postage...............................    117      140    146
          FDIC and state bank assessments.......     91       89     59
          Professional fees.....................     20       75    363
          External audit fees...................     48       73     54
          Filing fees...........................     58       73     58
          Credit bureau.........................     38       63     96
          Auto expense..........................     61       62     61
          Other.................................    904      910    323
                                                 ------   ------ ------
             Total.............................. $2,560   $2,677 $2,289
                                                 ======   ====== ======

                        FIRST COMMUNITY INDUSTRIAL BANK

                 YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999


9.  Income Taxes

   The components of the provision (benefit) for income taxes for the years ended December 31, 2001, 2000, and 1999 are as follows:

                                       2001    2000    1999
                                      ------  ------  ------
                                      (Dollars in thousands)
                    Current:
                       Federal....... $3,384  $4,227  $3,902
                       State.........    597     515     534
                    Deferred.........    581      (5)     23
                                      ------  ------  ------
                           Total..... $4,562  $4,737  $4,459
                                      ======  ======  ======

   The provisions for income taxes differ from the amounts determined by multiplying pre-tax income by the statutory federal income tax rate of 35% for 2001, 2000, and 1999. A reconciliation between these amounts is as follows:

                                                        2001          2000          1999
                                                    ------------- ------------- -------------
                                                            % of          % of          % of
                                                           Pretax        Pretax        Pretax
                                                    Amount Income Amount Income Amount Income
                                                    ------ ------ ------ ------ ------ ------
                                                             (Dollars in thousands)
Computed "expected" tax expense.................... $4,174  35.0  $4,335  35.0  $4,080  35.0
Increase in tax expense resulting from state income
  taxes--net of federal benefit....................    388   3.3     402   3.2     379   3.3
                                                    ------  ----  ------  ----  ------  ----
                                                    $4,562  38.3  $4,737  38.2  $4,459  38.3
                                                    ======  ====  ======  ====  ======  ====

   Deferred tax assets result from temporary differences in the recognition of certain items for tax and financial reporting purposes. The significant components of the Bank's net deferred tax asset (liability) at December 31, 2001 and 2000 were as follows:

                                                      2001        2000
                                                   ---------   ---------
                                                   (Dollars in thousands)
        Deferred tax assets:
           Credit loss reserves................... $   1,138   $   1,118
           State taxes............................       157         805
           Unearned insurance commissions.........        61           9
           Other..................................        11          13
                                                   ---------   ---------
               Total deferred tax assets..........     1,367       1,945
                                                   ---------   ---------
        Deferred tax liabilities:
           Net unrealized investment gains........      (325)        (86)
                                                   ---------   ---------
               Total deferred tax liabilities.....      (325)        (86)
                                                   ---------   ---------
                  Net deferred tax asset.......... $   1,042   $   1,859
                                                   =========   =========

                        FIRST COMMUNITY INDUSTRIAL BANK

                 YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999


10.  Retirement and Savings Plans

   Substantially all of the Bank's employees participate in a noncontributory defined contribution pension plan maintained by WMI (the "Plan"). Accumulated plan benefits and annual pension cost are derived from an allocation formula based on the Bank's total participants and the Plan's total participants. Due to the Bank's participation in a multi-employer defined contribution plan, information as to separate company participant assets and vested benefits is not presented.

   The Bank's employees also participate in an employee savings plan maintained by WMI, which allows employees to defer part of their pretax compensation until retirement. WMI's contributions equal 50% of the contribution made by employees up to 6% of salary plus annual discretionary amounts, if any, as determined by WMI's management.

   The Bank's employees who retired prior to July 1, 1997 also participate in WMI's defined postretirement benefit plans, which covers a portion of the costs of medical and dental health benefits to retired employees who meet certain eligibility requirements. In addition, nominal group life insurance is provided. The accumulated postretirement benefit obligation and related expense is derived from an allocation formula based on the Bank's total participants and the Plan's total participants.

   Total benefits expense allocated from WMI for the above and certain other benefits was approximately $383,000, $375,000, and $343,000 for the years ended December 31, 2001, 2000, and 1999, respectively.

11.  Federal Home Loan Bank Advances

   As of December 31, 2001 and 2000, the Bank had the following notes and advances from the Federal Home Loan Bank:

                                                                                     2001        2000
                                                                                  ----------  ----------
                                                                                  (Dollars in thousands)
6.62%, due January 16, 2001...................................................... $       --  $   62,400
6.70%, due January 16, 2001......................................................         --      10,500
6.50%, due January 29, 2001......................................................         --      10,000
Variable rate, due March 29, 2001 (6.34% at December 31, 2000)...................         --      60,000
Variable rate, due May 1, 2001 (6.56% at December 31, 2000)......................         --       3,900
Variable rate, due March 20, 2003 (1.95% and 6.55% at December 31, 2001 and 2000)     10,000      10,000
4.95%, due April 2, 2003.........................................................     50,000          --
4.88%, due May 23, 2003..........................................................     50,000          --
                                                                                  ----------  ----------
   Total Federal Home Loan Bank advances......................................... $  110,000  $  156,800
                                                                                  ==========  ==========

   All of the $110 million in FHLB advances outstanding at December 31, 2001 mature in 2003.

   Interest expense for the years ended December 31, 2001, 2000, and 1999, related to the above debt, was approximately $6.6 million, $9.2 million, and $4.8 million, respectively. FHLB advances are collateralized with Bank loans. Loans pledged as collateral by the Bank have a value, which approximates total FHLB advances at any point in time.

                        FIRST COMMUNITY INDUSTRIAL BANK

                 YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999


12.  Transactions With Related Parties

   The Bank had an arrangement with BFC for a $100 million revolving credit line, which expires on December 31, 2002. Under the revolving credit line, interest is payable monthly and equals WMFC's weighted-average commercial paper rate (3.1%, 6.6%, and 5.7% at December 31, 2001, 2000, and 1999, respectively).
Outstanding borrowings under the line of credit as of December 31, 2001 and 2000 were $0 and approximately $49,000, respectively. Interest expense related to the debt outstanding during the year was approximately $64,000, $1,281,000, and $358,000 for the years ended December 31, 2001, 2000, and 1999, respectively.

   WMFC provides limited supervisory, accounting and administrative resources to the Bank at no cost. WMFC also provides data processing services to the Bank. Data processing service fees paid to WMFC during 2001, 2000, and 1999, totaled $820,000, $663,000, and $655,000, respectively. Management does not believe the Bank's operating results would be materially different if operated on a stand-alone basis.

13.  Leases

   At December 31, 2001, the Bank leased office space for its branch offices. Under operating leases that have initial or remaining noncancelable lease terms in excess of one year, approximate aggregate annual minimum rentals are approximately $485,000 in 2002, $350,000 in 2003, $91,000 in 2004, $48,000 in
2005, and $4,000 thereafter. Rent expense for 2001, 2000, and 1999 was approximately $484,000, $497,000, and $481,000, respectively.

14.  Commitments and Contingencies

   The Bank is routinely involved in litigation incidental to its business. It is management's opinion that the aggregate liability arising from the disposition of all such pending litigation will not have a material adverse effect on the Bank.

15.  Approximate Fair Value of Financial Instruments

   A summary of the approximate fair value of the Bank's financial instruments as of December 31, 2001 and 2000, as compared to their carrying values, is set forth in the following table (in thousands):

                                                 2001                 2000
                                         -------------------- --------------------
                                         Carrying Approximate Carrying Approximate
                                          Value   Fair Value   Value   Fair Value
                                         -------- ----------- -------- -----------
                                                  (Dollars in thousands)

Investment securities available for sale $ 28,749  $ 28,749   $ 23,054  $ 23,054
Loans receivable........................  368,885   371,505    382,523   381,673
Customer deposits.......................  237,221   239,513    190,973   193,408
FHLB advances...........................  110,000   112,733    156,800   156,842

                        FIRST COMMUNITY INDUSTRIAL BANK

                 YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999


16.  Subsequent Events

   On May 22, 2002, BFC entered into an agreement to sell the Bank and all of its assets and liabilities to First State Bancorporation ("FSB"). BFC is a wholly owned subsidiary of WMFC. Under the agreement, prior to closing, the Bank may declare and pay one or more dividends in an aggregate amount not to exceed $37.5 million to BFC. At the closing, FSB will pay as consideration an aggregate amount of $67 million plus the amount, if any, by which $37.5 million exceeds the pre-closing dividends. The sale is subject to the satisfaction or waiver of various conditions, including, but not limited to the receipt of regulatory approvals.

                                    ******

================================================================================

   No dealer, salesperson, or any other person has been authorized to give any information or to make any representation other than as contained in this prospectus in connection with this offering, and, if given or made, the information or representations must not be relied upon as having been authorized by us or the underwriters. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. Neither the delivery of this prospectus nor any sale hereunder shall under any circumstances create any implication that there has been no change in our affairs since the dates as of which information is furnished herein or since the date hereof.

                               -----------------

                               TABLE OF CONTENTS


                                                             Page
                                                             ----
               Forward Looking Statements...................   i
               Summary......................................   1
               Risk Factors.................................   7
               Use of Proceeds..............................  11
               Price Range of and Dividends on Our
                 Common Stock...............................  12
               Capitalization...............................  13
               Selected Financial Information of First State
                 Bancorporation.............................  14
               Selected Financial Information of First
                 Community Industrial Bank..................  16
               First State Bancorporation Unaudited Pro
                 Forma Combined Condensed Financial
                 Information................................  17
               Management's Discussion and Analysis of
                 Financial Condition and Results of
                 Operations.................................  25
               Business.....................................  41
               Acquisition of First Community Industrial
                 Bank.......................................  44
               Supervision and Regulation...................  48
               Description of Capital Stock.................  54
               Underwriting.................................  57
               Experts......................................  58
               Legal Matters................................  59
               Where You Can Find More Information..........  59
               Index to Financial Statements of First
                 Community Industrial Bank.................. F-1


================================================================================
================================================================================

                                  FIRST STATE
                                BANCORPORATION

                              2,100,000 Shares of
                                 Common Stock

                            ----------------------

                                  PROSPECTUS

                            ----------------------

Keefe, Bruyette & Woods, Inc.
                          Stifel, Nicolaus & Company
                                 Incorporated
                                                            D.A. Davidson & Co.


                                August   , 2002


================================================================================

                                    PART II
                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

   The following table sets forth the estimated expenses in connection with the sale and distribution of the securities being registered hereby, other than underwriting discounts and commissions. All such expenses are to be paid by the
Registrant:

                    SEC registration fee........... $  5,345
                    NASD filing fee................ $  6,310
                    Accounting fees and expenses... $100,000
                    Legal fees and expenses........ $275,000
                    Printing and engraving expenses $100,000
                    Miscellaneous.................. $ 38,345
                                                    --------
                       Total....................... $525,000
                                                    ========

Item 15. Indemnification of Directors and Officers.

   Section 53-11-4.1 of the New Mexico Business Corporation Act empowers a corporation to indemnify any officer or director against judgments, penalties, fines, settlements, and reasonable expenses actually incurred by the person in connection with any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, if the person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to a criminal proceeding, had no reasonable cause to believe the person's conduct was unlawful. In an action, suit, or proceeding by or in right of the corporation, indemnification is only permitted for its officer's or director's reasonable expenses and is not permitted at for if the person is adjudged to be liable to the corporation. In addition, a director or officer shall not be indemnified where the person was adjudged to be liable on the basis that the person improperly received a personal benefit. This section also empowers a corporation to maintain insurance or furnish similar protection, including, but not limited to, providing a trust fund, a letter of credit, or self-insurance, on behalf of any officer of director against any liability asserted against the person in such capacity, regardless of whether the corporation would have the power to indemnify the person against such liability under the provisions of this section.

   The indemnification authorized by Section 53-11-4.1 is not exclusive of any other rights to which an officer of director may be entitled under the articles of incorporation, the bylaws, an agreement, a resolution of shareholders or directors or otherwise.

   Our Bylaws provide that our current and former officers and directors shall be indemnified to the fullest extent authorized by law against any all expenses, liabilities and losses (including, without limitation, investigation expenses and expert witnesses' and attorneys' fees and expenses, judgments, penalties, fines and settlements) actually incurred by the person in connection with any action, suit or proceeding, whether civil, criminal, administrative, or investigative, based upon or relating to such person's capacity as a director or officer. However, we shall indemnity that person in an action, suit or proceeding initiated by that person only if a two-thirds vote of our Board of Directors has authorized that action, suit or proceeding. We shall not indemnify any of our officers or directors for any civil money penalty, judgment or other liability or legal expenses in connection with any proceeding or civil action instituted by any federal banking agency that results in a final order or settlement pursuant to which that officer or director is assessed a civil money penalty, is removed from office or is required to cease and desist from, or to take any affirmative action described in, Section 8(b) of the Federal Depoist Insurance Act.

   In addition, our Restated Articles of Incorporation exculpate our officers and directors from liability for monetary damages for breaches of their fiduciary duties to us, except where the person has breached or failed to perform their duties in compliance with Section 53-11-35 of the New Mexico Business Corporation Act and the breach or failure constitutes willful misconduct or recklessness (or negligence in the case where the person has an ownership interest in us or received compensation of more than $2,000 in any calendar year from us as a director or employee).

   We have employment agreements with certain of our senior executives. Under the terms the agreements, we will indemnify, defend and hold harmless each executive against all losses, claims, damages, costs, expenses (including attorney fees), liabilities, judgments or amounts paid in settlement of or in connection with any claim, action, suit, proceeding or investigation which arises out of such person serving in his capacity as our employee or executive and pertaining to any matter or fact arising, existing or occurring before a change of control to the fullest extent permitted under applicable New Mexico or federal law, our Restated Articles of Incorporation and Bylaws.

   We provide liability insurance for each director and officer for certain losses arising from claims or charges made against them while acting in their capacities as our directors or officers.

Item 16. Exhibits.

   The following exhibits are filed with this Registration Statement:


Exhibit No.                                           Description
-----------                                           -----------

     1.1    Form of Purchase Agreement by and between the Underwriters and First State Bancorporation.

     2.1    Agreement and Plan of Merger, dated as of May 22, 2002, by and among First State
              Bancorporation, First State Bank of Taos, First Community Industrial Bank, Blazer Financial
              Corporation, and Washington Mutual Finance Corporation (incorporated by reference from
              Exhibit 2.1 to the Company's Current Report on Form 8-K, dated May 22, 2002, filed with the
              Commission on May 31, 2002).

     4.1    Shareholder Protection Rights Agreement, dated October 25, 1996 (incorporated by reference from Exhibit 4(a) to First State Bancorporation's Quarterly Report on Form SB for the quarter ended September 30, 1996, filed with the Commission on November 13, 1996, Commission File
              No. 000-22748).

     5.1    Opinion of Hinkle, Hensley, Shanor & Martin, LLP.

   +23.1    Consent of KPMG LLP.

   +23.2    Consent of Deloitte & Touche LLP.

    23.3    Consent of Hinkle, Hensley, Shanor & Martin, LLP (included in Exhibit 5.1).

    24.1    Power of Attorney (included in the signature page of this Amendment No. 2 to Registration
              Statement).

--------


+  Previously filed

Item 17. Undertakings.

   The undersigned Registrant hereby undertakes as follows:

      (1) For purposes of determining any liability under the Securities Act of 1933, as amended, (the "Securities Act") the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

      (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement related to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (3) For purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or
   Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES


   Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 2 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Albuquerque, State of New Mexico, on August 8, 2002.


                                          FIRST STATE BANCORPORATION

                                                  /s/  Michael R. Stanford
                                          By: _______________________________
                                                    Michael R. Stanford
                                               President and Chief Executive
                                                          Officer

                               POWER OF ATTORNEY



   KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Michael R. Stanford, H. Patrick Dee, and Brian
C. Reinhardt and each of them acting alone, his true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all amendments to this Registration Statement, including post-effective amendments and a registration statement registering additional securities pursuant to Rule 462(b) under the Securities Act of 1933, and to file them, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission granting unto the attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each attorney-in-fact and agent or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.



   Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



         Signatures                        Title                   Date
         ----------                        -----                   ----

  /s/  MICHAEL R. STANFORD     President, Chief Executive     August 8, 2002
-----------------------------    Officer, and Director
     Michael R. Stanford         (Principal Executive
                                 Officer)

     /S/  H. PATRICK DEE       Executive Vice President,      August 8, 2002
-----------------------------    Secretary, Treasurer, and
       H. Patrick Dee            Chief Operating Officer,
                                 and Director

   /S/  BRIAN C. REINHARDT     Executive Vice President and   August 8, 2002
-----------------------------    Chief Financial Officer
     Brian C. Reinhardt          (Principal Accounting
                                 Officer)

 /s/  LEONARD J. DELAYO, JR.   Chairman of the Board and      August 8, 2002
-----------------------------    Director
    Leonard J. DeLayo, Jr

    /s/  ELOY A. JEANTETE      Director                       August 8, 2002
-----------------------------
      Eloy A. Jeantete

  /s/  BRADFORD M. JOHNSON     Director                       August 8, 2002
-----------------------------
     Bradford M. Johnson

   /s/  MARSHALL G. MARTIN     Director                       August 8, 2002
-----------------------------
     Marshall G. Martin

     /s/  KEVIN L. REID        Director                       August 8, 2002
-----------------------------
        Kevin L. Reid

    /s/  DOUGLAS M. SMITH      Director                       August 8, 2002
-----------------------------
      Douglas M. Smith

 /s/  HERMAN N. WISENTEINER    Director                       August 8, 2002
-----------------------------
    Herman N. Wisenteiner

                                 EXHIBIT INDEX


Exhibit No. Description
----------- -----------

     1.1    Form of Purchase Agreement by and between the Underwriters and First State Bancorporation.

     2.1    Agreement and Plan of Merger, dated as of May 22, 2002, by and among First State
              Bancorporation, First State Bank of Taos, First Community Industrial Bank, Blazer Financial
              Corporation, and Washington Mutual Finance Corporation (incorporated by reference from
              Exhibit 2.1 to the Company's Current Report on Form 8-K, dated May 22, 2002, filed with the
              Commission on May 31, 2002).

     4.1    Shareholder Protection Rights Agreement, dated October 25, 1996 (incorporated by reference from Exhibit 4(a) to First State Bancorporation's Quarterly Report on Form SB for the quarter ended September 30, 1996, filed with the Commission on November 13, 1996, Commission File
              No. 000-22748).

     5.1    Opinion of Hinkle, Hensley, Shanor & Martin, LLP.

   +23.1    Consent of KPMG LLP.

   +23.2    Consent of Deloitte & Touche LLP.

    23.3    Consent of Hinkle, Hensley, Shanor & Martin, LLP (included in Exhibit 5.1).

    24.1    Power of Attorney (included in the signature page of this Amendment No. 2 to Registration
              Statement).

--------


+  Previously filed